Exhibit 99.2

Brookfield

Brookfield Asset Management Inc.

2018 MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING | JUNE 15, 2018 | TORONTO, CANADA

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND AVAILABILITY OF INVESTOR MATERIALS

An Annual and Special Meeting of Shareholders of Brookfield Asset Management Inc. (the “Corporation” or “Brookfield”) will be held at the Design Exchange, 234 Bay Street, Toronto, Canada on Friday, June 15, 2018 at 10:30 a.m. Eastern Daylight Time (EDT), to:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2017, including the external auditor’s report thereon;

2.	elect directors who will serve until the next annual meeting of shareholders;

3.	appoint the external auditor who will serve until the next annual meeting of shareholders and authorize the directors to set its remuneration;

4.	consider and, if thought advisable, pass an advisory resolution on the Corporation’s approach to executive compensation; and

5.	consider and, if thought advisable, pass a resolution authorizing an amendment to the Corporation’s current Escrowed Stock Plan.

We will consider any other business that may properly come before the meeting. You have the right to vote at the meeting if you were a Brookfield shareholder at the close of business on May 3, 2018. Before casting your vote, we encourage you to review the meeting’s business in the section “Business of the Meeting” of our management information circular to be dated May 1, 2018 (the “Circular”). The Circular will be made publicly available on May 14, 2018.

This year we are again posting electronic versions of the Circular and our 2017 Annual Report (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access.” Electronic copies of the investor materials may be accessed at https://bam.brookfield.com under “Notice and Access 2018” and at www.sedar.com and www.sec.gov/edgar.

Under Notice and Access, if you would like paper copies of any investor materials please contact us at 1-866-989-0311 or enquiries@brookfield.com and we will mail materials free of charge within three business days of your request, provided the request is made before the date of the meeting or any adjournment thereof. In order to receive investor materials in advance of the deadline to submit your vote, we recommend that you contact us before 5:00 p.m. EDT on June 1, 2018. All shareholders who have signed up for electronic delivery of the investor materials will continue to receive them by email.

Webcast

The meeting will be broadcast live by video webcast. The webcast of the meeting may be accessed at www.brookfieldAGM2018.com.

Information for Registered Holders

If you are not attending the meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. EDT on Wednesday, June 13, 2018. You can cast your proxy vote in the following ways:

•	Fax your signed proxy to (416) 368-2502 or 1-866-781-3111;

•	Mail your signed proxy using the business reply envelope accompanying your proxy; or

•	Scan and send your signed proxy to proxyvote@astfinancial.com.

Information for Non-Registered Holders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

By Order of the Board

Justin B. Beber
Chief Legal Officer and
Corporate Secretary

Toronto, Canada

April 26, 2018

LETTER TO SHAREHOLDERS

To our shareholders,

On behalf of your Board of Directors, I am pleased to invite you to attend the 2018 annual and special meeting of Brookfield Asset Management Class A and B shareholders. The meeting will take place at 10:30 a.m. on Friday, June 15, 2018 in Toronto, Canada. You can read about the business of the meeting beginning on page six of the accompanying Management Information Circular. This Circular also provides important information on voting your shares at the meeting, our 16 director nominees, our corporate governance practices, and director and executive compensation. Additionally, shareholders will be asked to consider approving an amendment to our Escrowed Stock Plan that the Board has endorsed.

2017 Highlights

We expanded our asset management activities this year, increasing total assets under management by 14% to approximately $285 billion and fee-bearing capital by 13% to approximately $126 billion. This result was achieved by progressing several new fund product strategies and fundraising channels. As we look forward to 2018, our asset management franchise is in a strong position to continue its growth trajectory, with our next series of flagship real estate and private equity funds on the horizon.

During the year, we deployed $15 billion of capital across our operations. Some of the more notable transactions included the acquisition of: (i) a Brazilian natural gas business; (ii) a global portfolio of solar and wind assets; (iii) a Brazilian water distribution business; and (iv) a marine energy services business.

In 2017 we made significant investments across Latin America, and in September the Board took the opportunity to visit certain operations in Brazil and meet with local management across our LATAM businesses. While in Brazil, the Board met with business and community leaders to develop our business in the region. The trip was a very informative experience for the Board and each of our directors gained a valuable perspective into our Latin American strategy.

The Board continues to be active in its oversight of Brookfield’s strategy. This year we focused, in particular, on preparing our asset management business for more uncertain economic times and evaluating the threats and opportunities that disruptive technologies pose to our operations.

Board Developments

We continue to focus on ensuring that we have a diversity of skills and experiences among our directors that aligns with the company’s strategic priorities across different global markets. Over the last few years several international directors have joined our Board to help achieve this goal, and this year we focused on succession planning among Brookfield executives on the Board.

David Kerr has decided to retire after over thirty years as a Board member. David’s contributions to the Brookfield group go back even further, and he served as the long-time Chairman and CEO of our natural resources business. On behalf of the company and its shareholders, I want to extend our sincere appreciation to David for the instrumental role he played in creating the organization we are today.

We are pleased to announce that Brian Lawson has agreed to join our Board. Brian will continue to provide financial leadership as our CFO and we look forward to benefitting from Brian’s expertise and judgment as a Board member for many years to come.

Shareholder Meeting

Please take time to read our Management Information Circular and determine how you will vote your shares. Your participation in our annual meeting is important to us and we are thankful for your engagement in this process.

The Board wishes to express our appreciation for your continued faith in us and we look forward to meeting with you on June 15th.

Yours truly,

The Honourable Frank J. McKenna Brookfield Asset Management Board Chair May 2018

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

PART ONE	VOTING INFORMATION	1
	Who Can Vote	1
	Notice and Access	1
	Q & A on Proxy Voting	2
	Principal Holders of Voting Shares	4

PART TWO	BUSINESS OF THE MEETING	6
	1. Receiving the Consolidated Financial Statements	6
	2. Election of Directors	6
	Majority Voting Policy	6
	Cumulative Voting for Directors	7
	Voting by Proxy	7
	Director Nominees	7
	Summary of 2018 Nominees for Director	17
	Director Ownership in Publicly Traded Subsidiaries	18
	2017 Director Attendance	19
	2017 Director Voting Results	20
	3. Appointment of External Auditor	20
	Principal Accounting Firm Fees	20
	4. Advisory Resolution on Approach to Executive Compensation	21
	2017 Results of the Advisory Resolution on the Corporation’s Approach to Executive Compensation	21
	Advisory Vote	21
	5. Amendments to the Escrowed Stock Plan	22
	Shareholder Approval	22

PART THREE	STATEMENT OF CORPORATE GOVERNANCE PRACTICES	23
	Governance	23
	Board of Directors	23
	Committees of the Board	28
	Board, Committee and Director Evaluation	30
	Board and Management Responsibilities	30
	Strategic Planning	31
	Risk Management Oversight	31
	Environmental, Social and Governance (“ESG”) Management	32
	Communication and Disclosure Policies	32
	Code of Business Conduct and Ethics	33
	Report of the Audit Committee	34
	Report of the Governance and Nominating Committee	36
	Report of the Management Resources and Compensation Committee	37
	Report of the Risk Management Committee	38

PART FOUR	DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	39
	Director Compensation	39
	Equity Ownership of Directors	42

PART FIVE	COMPENSATION DISCUSSION AND ANALYSIS	43
	Executive Overview	43
	Compensation Philosophy	46
	Elements of Compensation	47
	Overview of Compensation	48
	Incentive Plan Overview	49
	Termination and Change of Control Provisions	52
	Incentive and Equity-Based Compensation Policies and Guidelines	53
	2017 Compensation Decisions	53
	Compensation Committee Governance	55
	Class A Share Performance Graphs	58
	Compensation of Named Executive Officers	59
	Incentive Plan Awards	60
	Security-Based Compensation Arrangements	62
	Pension and Retirement Benefits	65

PART SIX	OTHER INFORMATION	66
	Shareholder Proposal	66
	Routine Indebtedness of Directors, Officers and Employees	67
	Audit Committee	67
	Directors’ and Officers’ Liability Insurance	67
	Normal Course Issuer Bid	68
	Availability of Disclosure Documents	68
	Other Business	69
	Directors’ Approval	69

APPENDIX A	CHARTER OF THE BOARD	A-1

PART ONE – VOTING INFORMATION

This Management Information Circular (“Circular”) is provided in connection with the solicitation by management of Brookfield Asset Management Inc. (“Brookfield” or the “Corporation”) of proxies for the Annual and Special Meeting of Shareholders of the Corporation (the “meeting”) referred to in the Corporation’s Notice of Annual and Special Meeting of Shareholders and Availability of Investor Materials dated April 26, 2018 (the “Notice”) to be held at the Design Exchange, 234 Bay Street, Toronto, Canada on Friday, June 15, 2018 at 10:30 a.m. Eastern Daylight Time (EDT). The meeting will be broadcast live by video webcast. The webcast of the meeting may be accessed at www.brookfieldAGM2018.com.

This solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and in relation to the delivery of this Circular, by posting this Circular on our website at https://bam.brookfield.com under “Notice and Access 2018,” on our System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com and on our Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov/edgar pursuant to Notice and Access. See “Notice and Access” below for further information. Proxies may also be solicited personally or by telephone by regular employees of the Corporation at nominal cost. The cost of solicitation will be borne by the Corporation.

The information in this Circular is given as at May 1, 2018, unless otherwise indicated. As the Corporation operates in U.S. dollars and reports its financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to £ are to British Pound Sterling and all references to C$ are to Canadian dollars. For comparability, all Canadian dollar amounts in this Circular have been converted to U.S. dollars at the average exchange rate for 2017 as reported by Bloomberg L.P. (“Bloomberg”) of C$1.00 = US$0.7711, unless otherwise indicated.

Who Can Vote

As at May 1, 2018, the Corporation had 991,857,711 Class A Limited Voting Shares (“Class A Shares”) and 85,120 Class B Limited Voting Shares (“Class B Shares”) outstanding. The Class A Shares are co-listed on the New York Stock Exchange (“NYSE”) under the symbol “BAM,” the Toronto Stock Exchange (“TSX”) under the symbol “BAM.A” and Euronext under the symbol “BAMA.” The Class B Shares are all privately held (see “Principal Holders of Voting Shares” on page 4 of this Circular for further information). Each registered holder of record of Class A Shares and Class B Shares as at the close of business on Thursday, May 3, 2018 (the “Record Date”) is entitled to receive notice of and to vote at the meeting. Except as otherwise provided in this Circular, each holder of a Class A Share or Class B Share on such date shall be entitled to vote on all matters to come before the meeting or any adjournment thereof, either in person or by proxy.

The share conditions for the Class A Shares and Class B Shares provide that, subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors) must be approved by a majority of the votes cast by the holders of Class A Shares and by the holders of Class B Shares who vote in respect of the resolution, each voting as a separate class.

Holders of Class A Shares are entitled, as a class, to elect one-half of the board of directors of the Corporation (the “Board”), and holders of Class B Shares are entitled, as a class, to elect the other one-half of the Board. See “Election of Directors” on page 6 of this Circular for further information.

Notice and Access

Brookfield is using the Notice and Access provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice and Access”) to provide meeting materials electronically for both registered and non-registered shareholders. Instead of mailing meeting materials to shareholders, Brookfield has posted this Circular and form of proxy on its website at https://bam.brookfield.com under “Notice and Access 2018,” in addition to posting it on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. Brookfield has sent the Notice and a form of proxy or voting instruction form (collectively, the “Notice Package”) to all shareholders informing them that this Circular is available online and explaining how this Circular may be accessed. Brookfield will not directly send the Notice Package to non-registered shareholders. Instead, Brookfield will pay Intermediaries (as defined on page 2 of this Circular) to forward the Notice Package to all non-registered shareholders.

The Corporation has elected to utilize Notice and Access because it allows for a reduction in the use of printed paper materials, and is therefore consistent with Brookfield’s philosophy towards sustainability. Additionally, adopting Notice and Access has significantly lowered printing and mailing costs associated with the Corporation’s shareholder meetings.

Registered and non-registered shareholders who have signed up for electronic delivery of this Circular and the Corporation’s Annual Report (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2017) (the “Annual Report”) will continue to receive them by email. No shareholders will receive a paper copy of this Circular unless they contact the Corporation at 1-866-989-0311 or enquiries@brookfield.com, in which case the Corporation

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will mail this Circular within three business days of any request, provided the request is made before the date of the meeting or any adjournment thereof. We must receive your request before 5:00 p.m. EDT on June 1, 2018 to ensure you will receive paper copies in advance of the deadline to submit your vote. If your request is made after the meeting and within one year of this Circular being filed, the Corporation will mail this Circular within 10 calendar days of such request.

Q & A on Proxy Voting

What am I voting on?

Resolution	Who Votes	Board Recommendation
Election of 1⁄2 of the Directors	Class A Shareholders	FOR each Director Nominee
Election of 1⁄2 of the Directors	Class B Shareholders	FOR each Director Nominee
Appointment of the External Auditor and authorizing Directors to set its remuneration	Class A Shareholders Class B Shareholders	FOR the resolution
Advisory Vote on Executive Compensation	Class A Shareholders	FOR the resolution
Approval of Amendment to Escrowed Stock Plan	Class A Shareholders Class B Shareholders	FOR the resolution

Who is entitled to vote?

Holders of Class A Shares and holders of Class B Shares as at the close of business on May 3, 2018 are each entitled to one vote per share on the items of business as identified above.

How do I vote?

If you are a registered shareholder you can attend and vote in person at the meeting by registering with Brookfield’s transfer agent, AST Trust Company (Canada) (formerly named CST Trust Company), on the day of the meeting. You can also vote by proxy up to 48 hours prior to the time of the meeting, as follows:

•	sign the form of proxy sent to you appointing the persons named thereon or some other person you choose (who need not be a shareholder of the Corporation) to represent you as proxyholder and vote or withhold from voting your shares at the meeting and submit your executed proxy via any of the following options: (i) by mail: in the envelope provided or in one addressed to AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; (ii) by fax: to 416-368-2502 or 1-866-781-3111; or (iii) by email: scan and send the proxy to proxyvote@astfinancial.com.

•	to vote by telephone, call toll-free at 1-888-489-5760. You will be prompted to provide the control number printed below the preprinted name and address on the form of proxy sent to you. The telephone voting service is not available on the day of the meeting and registered shareholders may not appoint a person as proxyholder other than the management nominees named in the form of proxy when voting by telephone.

If you are a non-registered shareholder and your shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary”), to direct the votes of shares beneficially owned, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 4 of this Circular for voting instructions.

What if I plan to attend the meeting and vote in person?

If you are a registered shareholder and plan to attend the meeting on June 15, 2018 and wish to vote your shares in person at the meeting, please register with AST Trust Company (Canada) when you arrive at the meeting. Your vote will be taken and counted at the meeting.

If your shares are held in the name of an Intermediary and you plan to attend the meeting and vote in person, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 4 of this Circular for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of Brookfield and the associated costs will be borne by Brookfield.

What happens if I sign the proxy sent to me?

Signing the proxy appoints Frank J. McKenna or J. Bruce Flatt, each of whom is a director of Brookfield, or another person you have appointed, to vote or withhold from voting your shares at the meeting.

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Can I appoint someone other than these directors to vote my shares?

Yes, you may appoint another person or company other than the Brookfield directors named on the form of proxy to be your proxyholder. Write the name of this person (or company) in the blank space on the form of proxy. The person you appoint does not need to be a shareholder. Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. Proxyholders should present themselves to a representative of AST Trust Company (Canada) when they arrive at the meeting. Registered shareholders may not appoint another person or company as proxyholder other than the Brookfield directors named in the form of proxy when voting by telephone.

What do I do with my completed proxy?

Return it to AST Trust Company (Canada) in the envelope provided to you by mail, by fax at (416) 368-2502 or 1-866-781-3111 or scan and send by email to proxyvote@astfinancial.com no later than 5:00 p.m. EDT on Wednesday, June 13, 2018, which is two business days before the day of the meeting.

Can I vote by Internet?

No. Our transfer agent, AST Trust Company (Canada), has advised us that they are not able to support electronic voting over the Internet this proxy season.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a registered shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of Brookfield at the address below no later than 5:00 p.m. EDT on the last business day preceding the date of the meeting, Thursday, June 14, 2018, or any adjournment of the meeting, or to the Chair of the Board (the “Chair”) prior to the start of the meeting on Friday, June 15, 2018, or the day of the adjourned meeting.

Corporate Secretary

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Fax: (416) 362-9642

If you are a non-registered shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the meeting. A non-registered shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How can I request electronic delivery of investor materials?

To opt for electronic distribution of investor materials, complete the request for electronic delivery of materials form enclosed with the Notice Package and return it by mail to AST Trust Company (Canada), P.O. Box 700, Station B, Montreal, Quebec, H3B 3K3; or by fax at (514) 985-8843 or 1-888-249-6189. You can also submit your request online by visiting AST Trust Company (Canada)’s website: https://ca.astfinancial.com/edelivery.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favour of all resolutions put before shareholders of the meeting. See “Business of the Meeting” on page 6 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the meeting.

As at the date of this Circular, management of Brookfield is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

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Who counts the votes?

Brookfield’s transfer agent, AST Trust Company (Canada), counts and tabulates the proxies.

How do I contact the transfer agent?

For general shareholder enquiries, you can contact AST Trust Company (Canada) as follows:

Mail	Telephone/Fax	Online
AST Trust Company (Canada) P.O. Box 700, Station B Montreal, Quebec H3B 3K3	Tel: (416) 682-3860 within Canada and the United States toll free at 1-800-387-0825	Email: inquiries@astfinancial.com Website: www.astfinancial.com/ca-en
Fax: 1-888-249-6189 or (514) 985-8843

If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

In many cases, Class A Shares that are beneficially owned by a non-registered shareholder are registered either:

a.	in the name of an Intermediary or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b.	in the name of a depository such as CDS Clearing and Depository Services Inc. (“CDS”) or the Depository Trust Company (“DTC”), which the Intermediary is a participant of.

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own.

Since Brookfield has limited access to the names of its non-registered shareholders, if you attend the meeting Brookfield may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote in person at the meeting, insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein. Do not otherwise complete the form as your vote will be taken at the meeting. Then when you arrive at the meeting, please register with AST Trust Company (Canada).

The Corporation has distributed copies of the Notice Package to CDS and DTC and to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Notice Package to non-registered shareholders.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the procedures set out on the form and contact their Intermediaries promptly if they need assistance.

A non-registered shareholder who does not wish to attend and vote at the meeting in person must complete and sign the voting instruction form and return it in accordance with the directions on the form. If a non-registered shareholder does wish to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the non-registered shareholder must complete, sign and return the voting instruction form in accordance with the directions on the form.

Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

Principal Holders of Voting Shares

Partners Limited owns directly 100% of the 85,120 outstanding Class B Shares, which entitles the holder thereof to, among other things, elect one-half of the directors of the Corporation. The shareholders of Partners Limited, directly and indirectly, consist of current senior executives and directors of the Corporation and its affiliates as well as a limited number of former senior executives (each, a “Partner” and collectively, the “Partners”). The Partners collectively own, directly or indirectly, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold beneficial or economic ownership interests in, approximately 200 million Class A Shares in the aggregate, representing approximately 20% of such class of shares on a fully diluted basis and a 20% common equity interest in the Corporation.

This 20% economic ownership interest in the Corporation includes Class A Shares held directly and indirectly by the Partners as well as their proportionate beneficial interests in Class A Shares held by Partners Limited and Partners Value Investments LP (“PVI”), a limited partnership listed on the TSX Venture Exchange. In addition to its 100% interest in the Class B Shares, Partners Limited also owns, among other things, a direct interest in 867,495 Class A Shares, representing an approximate 0.1% interest in this class of

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shares, and an approximate 49% interest in the limited partnership units of PVI (in addition to a 49% interest in the general partner of PVI; the remaining 51% general partnership interest is held equally among six individual Partners). PVI’s primary business purpose is to provide its unitholders with an efficiently financed ownership interest in Class A Shares. The Partners themselves collectively own, on an individual basis, an additional approximate 40% limited partnership interest in PVI. PVI owns approximately 85.8 million Class A Shares on a consolidated basis, representing an approximate 9% interest in this class of shares.

To the knowledge of the directors and officers of the Corporation, Partners Limited is the only person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation.

About Partners Limited

Partners Limited is an Ontario corporation that was formed in 1995 and whose principal business mandate is to hold shares of the Corporation, directly or indirectly, for the long term. As at May 1, 2018, there were 38 Partners, and they collectively own, directly or indirectly, the common shares of Partners Limited. The following individuals, who are each direct or indirect shareholders of Partners Limited, are also current directors of the Corporation or named executive officers, as defined by applicable securities laws (“Named Executive Officers”), of the Corporation for 2017: Jeffrey M. Blidner, Jack L. Cockwell, J. Bruce Flatt, David W. Kerr, Brian D. Lawson, Brian W. Kingston, Cyrus Madon and Samuel J.B. Pollock (see “Compensation Discussion and Analysis” on page 43 of this Circular for further information on “Named Executive Officers”). Additionally, Messrs. Cockwell, Kerr and Lawson are directors of Partners Limited.

Partners Limited’s operations are governed by a shareholders’ agreement (the “Partners Shareholders Agreement”) to which each shareholder of Partners Limited (each, a “Partners Shareholder”), and each Partner, is a party. Certain decisions of Partners Limited require the approval of a majority of the Partners (irrespective of shares held) and other decisions require the approval of a majority or supermajority of shares held by the Partners Shareholders. Specifically, Partners Shareholders holding two-thirds of the shares of Partners Limited can at any time require a Partners Shareholder to sell his, her or its shares. The Partners Shareholders Agreement also provides that: (i) unless otherwise approved by holders of at least two-thirds of the common shares of Partners Limited, any sale of an interest in Partners Limited will only be made to other Partners Shareholders; (ii) any changes to Partners Limited’s by-laws, election of directors, dividend policy, principal investments, the issue or redemption of shares or admission of other individuals as Partners Shareholders require the approval of those holding at least two-thirds of Partners Limited’s common shares; and (iii) Partners Limited will offer to purchase 5% of its outstanding shares annually based on the stock market price of the Class A Shares, subject to Partners Limited’s financial capability at the time. An important business objective of Partners Limited, as expressed through the Partners Shareholders Agreement, is to ensure orderly succession of ownership, including Partners Limited’s direct and indirect ownership in shares of the Corporation.

For estate planning and other reasons, many of the Partners hold their interests in Partners Limited through holding entities on an individual or joint basis. One such holding entity (“Partners Holdings”) was the original sponsor of Partners Limited and is owned, directly and indirectly, by Jack L. Cockwell, J. Bruce Flatt and Timothy G. Price, all long-serving executives or former executives of the Corporation. Although Partners Holdings itself owns a majority interest in Partners Limited, none of the shareholders of Partners Holdings nor any other Partners own, on a look-through, proportionate basis, more than 40% of Partners Limited. The shareholders of Partners Holdings, as well as Partners Holdings itself, are signatories to the Partners Shareholders Agreement and are all therefore bound by its terms. The shareholders of Partners Holdings have agreed that they will vote all Class A Shares owned or controlled, directly or indirectly, by them in favour of the election of directors of the Corporation that have been endorsed by Partners Limited. However, irrespective of Partners Holdings’ ownership percentage in Partners Limited and any arrangements between the shareholders of Partners Holdings, the Partners have the contractual ability to exercise control over material decisions of Partners Limited.

Partners Limited is a party to a Trust Agreement with Montreal Trust Company of Canada (now operating as Computershare Trust Company of Canada) as trustee for the holders of Class A Shares, dated August 1, 1997 (the “Trust Agreement”). The Trust Agreement provides, among other things, that Partners Limited has agreed not to sell any Class B Shares, directly or indirectly, pursuant to a takeover bid at a price per share in excess of 115% of the market price of the Class A Shares or as part of a transaction involving purchases made from more than five persons or companies in the aggregate, unless a concurrent offer is made to all holders of Class A Shares. The concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from Partners Limited; (ii) at a price per share at least as high as the highest price per share paid pursuant to the takeover bid for the Class B Shares; and (iii) on the same terms in all material respects as the offer for the Class B Shares. These provisions in the Trust Agreement also apply to any sale of shares in Partners Limited if such a sale would be deemed an indirect offer for the Class B Shares under the takeover bid provisions of the Securities Act (Ontario). Additionally, Partners Limited has agreed to prevent any person or company, including a Partners Shareholder, from carrying out a direct or indirect sale of Class B Shares in contravention of the Trust Agreement.

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PART TWO – BUSINESS OF THE MEETING

We will address five items at the meeting:

1.	Receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2017, including the external auditor’s report thereon;

2.	Electing directors who will serve until the end of the next annual meeting of shareholders;

3.	Appointing the external auditor that will serve until the end of the next annual meeting of shareholders and authorizing the directors to set its remuneration;

4.	Considering an advisory resolution on the Corporation’s approach to executive compensation; and

5.	Considering a resolution approving an amendment to the Corporation’s Escrowed Stock Plan.

We	will also consider other business that may properly come before the meeting.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

1.	Receiving the Consolidated Financial Statements

The annual financial statements of the Corporation for the fiscal year ended December 31, 2017 are included in the Annual Report. The Annual Report is available on the Corporation’s website, https://bam.brookfield.com under “Notice and Access 2018” and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar, and is being mailed to the Corporation’s registered shareholders and non-registered shareholders who have contacted the Corporation to request a paper copy of the Annual Report. Shareholders who have signed up for electronic delivery of the Annual Report will receive it by email.

2.	Election of Directors

The Board is comprised of 16 members, all of whom are to be elected at the meeting. Holders of Class A Shares are entitled, as a class, to elect one-half of the Board, and holders of Class B Shares are entitled, as a class, to elect the other one-half of the Board.

If you own Class A Shares, you can vote on the election of eight directors. The following persons are proposed as nominees for election by the holders of Class A Shares:

• M. Elyse Allan	• Murilo Ferreira	• Rafael Miranda	• Seek Ngee Huat
• Angela F. Braly	• Frank J. McKenna	• Youssef A. Nasr	• Diana L. Taylor

If you own Class B Shares, you can vote on the election of eight directors. The following persons are proposed as nominees for election by the holders of Class B Shares:

• Marcel R. Coutu	• Lord O’Donnell	• Jack L. Cockwell	• Robert J. Harding
• Maureen Kempston Darkes	• Jeffrey M. Blidner	• J. Bruce Flatt	• Brian D. Lawson

Majority Voting Policy

The Board has adopted a policy stipulating that, if the total number of shares voted in favour of the election of a director nominee represents less than a majority of the total shares voted and withheld for that director (in each case, not on the cumulative basis described in the section “Cumulative Voting for Directors” on page 7 of this Circular), the nominee will tender his or her resignation immediately after the meeting. Within 90 days of the meeting, the Board will determine whether or not to accept a director’s resignation and will issue a press release announcing the Board’s decision, a copy of which will be provided to the TSX. Absent exceptional circumstances, the Board will accept the resignation. The resignation will be effective when accepted by the Board. If the Board determines not to accept a resignation, the press release will fully state the reasons for that decision. A director who tenders his or her resignation will not participate in a Board meeting at which the resignation is considered. The majority voting policy does not apply in circumstances involving contested director elections.

6 / BROOKFIELD ASSET MANAGEMENT INC.

Cumulative Voting for Directors

The articles of the Corporation provide for cumulative voting in the election of directors. Each shareholder of a class or series of shares of the Corporation entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder, multiplied by the number of directors to be elected by the shareholder and the holders of shares of the classes or series of shares entitled to vote with the shareholder in the election of directors. The shareholder may cast all of its votes in favour of one candidate or distribute such votes among the candidates in any manner the shareholder sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of votes among the candidates, the shareholder will be deemed to have distributed its votes equally among the candidates for whom the shareholder voted.

A shareholder who wishes to distribute its votes other than equally among the nominees and who has appointed the management representatives designated on the proxy must do so personally at the meeting or by another proper form of proxy, which can be obtained from the Corporate Secretary of Brookfield.

Voting by Proxy

The management representatives designated on the proxy to be completed by holders of Class A Shares intend to cast the votes represented by such proxy FOR and equally among the proposed nominees for election by the holders of Class A Shares as set forth on pages 8 to 11 of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

The management representatives designated on the proxy to be completed by the holder of Class B Shares intend to cast the votes represented by such proxy FOR and equally among the proposed nominees for election by the holder of Class B Shares as set forth on pages 12 to 15 of this Circular.

Director Nominees

The Board recommends that the 16 director nominees be elected at the meeting to serve as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed.

The Board believes that the collective qualifications, skills and experiences of the director nominees allow for Brookfield to continue to maintain a well-functioning Board with a diversity of perspectives. The Board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and strategy of the Corporation.

Fifteen of the director nominees were elected as members of the Board at the Annual Meeting of Shareholders held on June 16, 2017 and are standing for re-election. Mr. Brian Lawson is standing for election to the Board for the first time. Current director, David Kerr, is not standing for re-election at the meeting.

We do not expect that any of the director nominees will be unable to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the management representatives designated on the form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other director nominees at their discretion.

Each director’s biography contains information about the director, including his or her background and experience, Brookfield shareholdings as at May 1, 2018 and other public company board positions held. See “Director Share and DSU Ownership Requirements” on page 42 of this Circular for further information on director share ownership requirements.

2018 MANAGEMENT INFORMATION CIRCULAR / 7

The following eight individuals are nominated for election as directors by the holders of the Corporation’s Class A Shares.

M. Elyse Allan, C.M. (a)

Age: 60

Director since: 2015

(Independent) (b)

Areas of Expertise:

CEO experience

Governance Government and public policy Growth initiatives Industry sectors – business services, energy, industrials, technology

Ms. Allan is the President and CEO of General Electric Canada Company Inc., a digital industrial company, a position she has held since 2004, and a Vice-President of General Electric Co. She serves on the Board of Directors for the C.D. Howe Institute and the Conference Board of Canada, and is a member of the Advisory Board of Canada’s Ecofiscal Commission and the Board of Overseers at the Tuck School of Business at Dartmouth. Ms. Allan is a former Board member at the Canadian Council of Chief Executives, as well as the Canadian Chamber of Commerce, where she also served as Chair.

Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board Audit Committee Risk Management Committee			Brookfield Asset Management Inc.	2015 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
2018	1,791	10,631	12,422	November 5, 2020
2017	1,791	6,240
Change	—	4,391

Angela F. Braly (a)

Age: 56

Director since: 2015

(Independent) (b)

Areas of Expertise:

CEO experience

Financial expertise Governance Government and public policy Legal expertise Industry sectors – health care

Ms. Braly is the former Chair of the Board, President and Chief Executive Officer of WellPoint, Inc. (“WellPoint”), a health benefits company now known as Anthem, Inc. She was Chair of the Board of WellPoint from 2010 to 2012 and President and Chief Executive Officer from 2007 to 2012. Prior to that Ms. Braly served as Executive Vice President, General Counsel and Chief Public Affairs Officer of WellPoint and President and Chief Executive Officer of Blue Cross Blue Shield of Missouri.

Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board Audit Committee			Exxon Mobil Corporation Brookfield Asset Management Inc. Lowe’s Companies, Inc. The Procter and Gamble Company	2016 – Present 2015 – Present 2013 – Present 2009 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
2018	—	14,922	14,922	May 6, 2020
2017	—	10,094
Change	—	4,828

8 / BROOKFIELD ASSET MANAGEMENT INC.

Murilo Ferreira (a) Age: 64 Director since: 2017 (Independent) (b) Areas of Expertise: CEO experience Financial expertise International experience Industry sectors – metals and mining

Mr. Ferreira is a Brazilian business executive who is the former CEO of Vale SA (“Vale”), a Brazilian multinational corporation engaged in metals and mining and the largest producer of iron ore and nickel in the world. Mr. Ferreira held this position from 2011 to 2017. Mr. Ferreira began his professional career at Vale in 1977 and was formerly the CEO of Vale Inco, Vale’s Canadian operations.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Asset Management Inc. Petroleo Brasileiro SA	2017 – Present 2015 – 2016
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2018	—	3,530	3,530	June 16, 2022
	2017	—	—
	Change	—	3,530

The Honourable

Frank J. McKenna,

P.C., O.C., O.N.B. (a)

Age: 70

Director since: 2006

(Independent) (b)

Areas of Expertise:

Governance Government and public policy International experience Legal expertise Industry sectors – energy, financial services, power, real estate

Mr. McKenna is Chair of the Board of the Corporation, a position he has held since August 2010. Mr. McKenna is Deputy Chair, TD Bank Group, a financial institution. Mr. McKenna is a former Ambassador of Canada to the U.S.A. and a former Premier of the Province of New Brunswick.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board, Chair Governance and Nominating Committee, Chair			Brookfield Asset Management Inc. Canadian Natural Resources Limited	2006 – Present 2006 – Present
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2018	—	159,796	159,796	Met
	2017	—	144,946
	Change	—	14,850

2018 MANAGEMENT INFORMATION CIRCULAR / 9

Rafael Miranda (a)

Age: 68

Director since: 2017

(Independent) (b)

Areas of Expertise:

CEO experience

Financial expertise Governance Government and public policy Growth Initiatives International experience Industry sectors – infrastructure, power

Mr. Miranda is the retired CEO of Endesa, S.A., the largest electric utility company in Spain, where he served as Managing Director from 1987 to 1997 and as CEO from 1997 to 2009. He was also Chairman of the Endesa Foundation from 2009 to 2015. Mr. Miranda is Honorary Chairman of Eurelectric, the European Electricity Association, and serves as the Chairman of the Board of Directors of Acerinox, S.A., a stainless steel manufacturing conglomerate group based in Spain, and Hispania Activos Inmobiliarios, S.A., a Real Estate Investment Trust publicly listed in Spain. Mr. Miranda previously served on the Board of Directors of Brookfield Infrastructure Partners L.P. from 2013 to 2017.

Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board			Brookfield Asset Management Inc. Acerinox, S.A. Hispania Activos Inmobiliarios, S.A. Brookfield Infrastructure Partners L.P.	2017 – Present 2014 – Present 2014 – Present 2013 – 2017
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
2018	—	3,530	3,530	June 16, 2022
2017	—	—
Change	—	3,530

Youssef A. Nasr (a)

Age: 63

Director since: 2010

(Independent) (b)

Areas of Expertise:

CEO experience

Financial expertise Governance Government and public policy International experience Industry sectors – financial services

Mr. Nasr is a former Chairman and Chief Executive Officer of HSBC Middle East Ltd., a multinational banking and financial services company. Prior to that, he was President of HSBC Bank Brazil, and President and Chief Executive Officer of HSBC Strategic Investments Inc., HSBC USA Inc., HSBC Bank USA and HSBC Bank Canada.
Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board Risk Management Committee			Brookfield Asset Management Inc.	2010 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
2018	11,756	24,387	36,143	Met
2017	19,500	20,728
Change	(7,744)	3,659

10 / BROOKFIELD ASSET MANAGEMENT INC.

Seek Ngee Huat (a)

Age: 68

Director since: 2012

(Independent) (b)

Areas of Expertise:

Financial expertise Governance Government and public policy Growth initiatives Management development International experience Industry sectors – real estate

N.H. Seek retired as President of GIC Real Estate Pte Ltd. and as a director of GIC Pte Ltd. in 2011, serving two more years as advisor to the GIC Group Executive Committee and Chairman of its Latin American Business Group. He was the Chairman of the Board of Directors of Global Logistic Properties Ltd. until its privatization in January 2018 and continues to serve as advisor to GLP Private Ltd. He is Chairman of the Management Board of the National University of Singapore Institute of Real Estate Studies and Chairman of the Urban Land Institute Asia-Pacific. He is also a senior advisor to Frasers Property Ltd. and Canada Pension Plan Investment Board.

Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board Governance and Nominating Committee			Brookfield Asset Management Inc. Global Logistic Properties Ltd.	2012 – Present 2010 – 2018
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
2018	10,000	29,281	39,281	Met
2017	10,000	24,456
Change	—	4,825

Diana L. Taylor (a) (h) Age: 63 Director since: 2012 (Independent) (b) Areas of Expertise: Financial expertise Governance Government and public policy Growth initiatives Industry sectors – real estate	Ms. Taylor is the Vice Chair of Solera Capital LLC (“Solera”), a mid-market private equity and venture capital investment firm, and a member of Solera’s Investment Committee. She previously served as the Superintendent of Banks for the State of New York, Deputy Secretary to the Governor of New York and Chief Financial Officer for the Long Island Power Authority.

Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board Governance and Nominating Committee Management Resources and Compensation Committee, Chair			Brookfield Asset Management Inc. Citigroup Inc. Sotheby’s	2012 – Present 2009 – Present 2007 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
2018	—	31,965	31,965	Met
2017	—	27,096
Change	—	4,869

2018 MANAGEMENT INFORMATION CIRCULAR / 11

The following eight individuals are nominated for election as directors by the holders of the Corporation’s Class B Shares.

Marcel R. Coutu (a)

Age: 64

Director since: 2006

(Independent) (b)

Areas of Expertise:

CEO experience Financial expertise Government and public policy Growth initiatives Industry sectors – energy, finance, oil and gas, power

Mr. Coutu is the past Chairman of Syncrude Canada Ltd., an integrated oil sands project, and a former President and Chief Executive Officer of Canadian Oil Sands Limited, the largest investor in the Syncrude Joint Venture. Mr. Coutu is a director of the Calgary Exhibition & Stampede Board.

Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board Audit Committee, Chair Management Resources and Compensation Committee			Enbridge Inc. IGM Financial Inc. Power Corporation of Canada The Great-West Lifeco Inc. Brookfield Asset Management Inc.	2014 – Present 2014 – Present 2011 – Present 2007 – Present 2006 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
2018	69,730	46,390	116,120	Met
2017	69,730	40,426
Change	—	5,964

Maureen Kempston Darkes, O.C., O.Ont.(a) (i)

Age: 69

Director since: 2008

(Independent) (b)

Areas of Expertise:

CEO experience Governance Government and public policy Growth initiatives International experience Legal expertise Industry sectors –automotive manufacturing, oil and gas, power, rail

Ms. Kempston Darkes is the retired Group Vice-President and President, Latin America, Africa and Middle East of General Motors Corporation, a motor vehicle manufacturer. She was appointed to the Government of Canada’s Science, Technology & Innovation Council in 2013.
Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board Management Resources and Compensation Committee Risk Management Committee, Chair			Schlumberger Limited Enbridge Inc. Brookfield Asset Management Inc. Canadian National Railway Company Balfour Beatty plc	2014 – Present 2010 – Present 2008 – Present 1995 – Present 2012 – 2017
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
2018	—	52,848	52,848	Met
2017	—	49,795
Change	—	3,053

12 / BROOKFIELD ASSET MANAGEMENT INC.

Lord O’Donnell (a)

Age: 65

Director since: 2013

(Affiliated) (c)

Areas of Expertise: Financial expertise Governance Government and public policy International experience Industry sectors – financial services

Lord O’Donnell is currently the Chairman of Frontier Economics, a microeconomics consultancy, and a senior advisor to Brookfield in Europe. He served as the Cabinet Secretary and head of the British Civil Service between 2005 and 2011. Prior to this Lord O’Donnell served as the Permanent Secretary of the Treasury from 2002 to 2005. Lord O’Donnell became a member of the House of Lords in 2012.
Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board			Brookfield Asset Management Inc.	2013 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
2018	33,971	25,755	59,726	Met
2017	—	20,989
Change	33,971	4,766

Jeffrey M. Blidner (a)

Age: 70

Director since: 2013 (Affiliated and Management) (c) (d)

Areas of Expertise: Growth initiatives Governance Legal expertise International experience Strategic planning acumen Industry sectors – infrastructure, power, private equity, property

Mr. Blidner is Vice Chairman of the Corporation and responsible for strategic planning and fundraising. Mr. Blidner is also the Chief Executive Officer of Brookfield’s Private Funds Group, Chair of Brookfield Business Partners L.P. and Brookfield Renewable Partners L.P. Before joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm.
Brookfield Board/Committee Membership					Public Board Membership During Last Five Years
Board					Brookfield Business Partners L.P. Brookfield Asset Management Inc. Brookfield Property Partners L.P. Brookfield Renewable Partners L.P. Brookfield Infrastructure Partners L.P. Rouse Properties, Inc.	2015 – Present 2013 – Present 2013 – Present 2011 – Present 2008 – Present 2012 – 2016
Number of Class A Shares, Deferred Share Units (DSUs), Restricted Share Units (RSUs) and Options Beneficially Owned, Controlled or Directed
Year	Class A Shares		DSUs	RSUs and Options	Total Number of Shares, DSUs, RSUs and Options	Date at which Share Ownership Guideline is to be Met (e)
	Direct/ Indirect (f)	Pro Rata Interest (g)
2018	2,179,332	5,201,737	711,791	1,721,052	9,813,912	Met
2017	2,016,014	5,646,768	683,495	1,721,052
Change	163,318	(445,031)	28,296	—

2018 MANAGEMENT INFORMATION CIRCULAR / 13

Jack L. Cockwell,

C.M. (a) (j)

Age: 77

Director since: 1979

(Affiliated) (c)

Areas of Expertise:

CEO experience

Growth initiatives Financial
expertise International
experience Industry
sectors –  infrastructure,
power, property

Mr. Cockwell is a former Chief Executive Officer of the Corporation. Mr. Cockwell is currently Chair of the Brookfield Partners Foundation, a Heritage Governor of the Royal Ontario Museum, Chair of
the Ryerson University Real Estate Advisory Committee and a member of its Board of Governors.

Brookfield Board/Committee Membership				Public Board Membership During Last Five Years
Board				Norbord Inc.		1987 – Present
				Brookfield Asset Management Inc.		1979 – Present
				Teck Resources Limited		2009 – 2017
				Brookfield Office Properties Inc.		1999 – 2014
Number of Class A Shares, Deferred Share Units (DSUs) and Restricted Share Units (RSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares		DSUs	RSUs	Total Number of Shares, DSUs and RSUs	Date at which Share Ownership Guideline is to be Met (e)
	Direct/ Indirect (f)	Pro Rata Interest (g)
2018	15,970,231	11,110,128	709,983	1,064,192
2017	15,772,224	8,134,899	695,126	1,064,192	28,854,534	Met
Change	198,007	2,975,229	14,857	—

J. Bruce Flatt (a)

Age: 52

Director since: 2001 (Affiliated and Management) (c) (d)

Areas of Expertise: CEO experience Financial expertise Industry sectors – infrastructure, power, private equity, property

Mr. Flatt is the Chief Executive Officer of the Corporation. Mr. Flatt has been on many public company boards over the past three decades and, in addition to our Board, on behalf of the Corporation sits on the board of GGP Inc. as its Chairman. Mr. Flatt does not sit on any external corporate boards. Mr. Flatt joined Brookfield in 1990 and became CEO in 2002.
Brookfield Board/Committee Membership					Public Board Membership During Last Five Years
Board					GGP Inc. Brookfield Asset Management Inc.	2010 – Present 2001 – Present
Number of Class A Shares, Deferred Share Units (DSUs) and Restricted Share Units (RSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares		DSUs	RSUs	Total Number of Shares, DSUs and RSUs	Date at which Share Ownership Guideline is to be Met (e)
	Direct/ Indirect (f)	Pro Rata Interest (g)
2018	8,425,081	31,631,429	928,344	1,674,177	42,659,031	Met
2017	7,184,752	28,725,571	908,148	1,674,177
Change	1,240,329	2,905,858	20,196	—

14 / BROOKFIELD ASSET MANAGEMENT INC.

Robert J. Harding,

C.M., F.C.A. (a) (k)

Age: 60

Director since: 1992

(Affiliated) (c)

Areas of Expertise: Governance Financial expertise Government and public policy Industry sectors – financial services, infrastructure, power, resources

Mr. Harding served as Non-Executive Chair of the Corporation from 1997 to 2010. Mr. Harding is a trustee of the Art Gallery of Ontario. Mr. Harding was the Chairman of NexJ Systems Inc. from 2006 to 2014 and a former Chair of the Board of Trustees of the Hospital for Sick Children.
Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board			First Quantum Minerals Ltd. Brookfield Asset Management Inc. Manulife Financial Corporation NexJ Systems Inc. Norbord Inc.	2013 – Present 1992 – Present 2008 – 2014 2006 – 2014 1998 – 2015
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
2018	1,081,200	633,805	1,715,005	Met
2017	1,081,200	623,184
Change	—	10,621

Brian D. Lawson (a)

Age: 58

New Director Nominee (Affiliated and Management) (c) (d)

Areas of Expertise: CFO experience Financial expertise Growth initiatives Industry sectors – infrastructure, power, private equity, property

Mr. Lawson is the Chief Financial Officer of the Corporation and is responsible for the Corporation’s global finance, treasury and risk management functions. On behalf of the Corporation, Mr. Lawson serves as the Chair of the Board of Directors of TerraForm Power, Inc., a U.S.-based solar and wind power company. Mr. Lawson is a member of the Governing Council of the University of Toronto. Mr. Lawson joined Brookfield in 1988 and held a number of senior management positions in Brookfield’s investment and finance operations before becoming CFO in 2002.
Brookfield Board/Committee Membership					Public Board Membership During Last Five Years
N/A					TerraForm Power, Inc.	2017 – Present
Number of Class A Shares, Deferred Share Units (DSUs), Restricted Share Units (RSUs) and Options Beneficially Owned, Controlled or Directed
Year	Class A Shares		DSUs	RSUs and Options	Total Number of Shares, DSUs, RSUs and Options	Date at which Share Ownership Guideline is to be Met (e)
	Direct/ Indirect (f)	Pro Rata Interest (g)
2018	3,078,317	7,765,436	956,914	1,505,427	13,306,094	Met
2017	2,898,154	7,986,276	925,110	1,505,427
Change	180,163	(220,840)	31,804	—

2018 MANAGEMENT INFORMATION CIRCULAR / 15

Note:

(a)	Elyse Allan, Jeffrey Blidner, Jack Cockwell, Robert Harding and Brian Lawson principally live in Toronto, Ontario, Canada. Angela Braly principally lives in Indianapolis, Indiana, U.S.A. Murilo Ferreira principally lives in Rio de Janeiro, Brazil. Frank McKenna principally lives in Toronto, Ontario, Canada and Cap-Pelé, New Brunswick, Canada. Rafael Miranda principally lives in Madrid, Spain. Youssef Nasr principally lives in Beirut, Lebanon. Seek Ngee Huat principally lives in Singapore. Diana Taylor principally lives in New York, New York, U.S.A. Marcel Coutu principally lives in Calgary, Alberta, Canada. Maureen Kempston Darkes principally lives in Lauderdale-by-the-Sea, Florida, U.S.A. and Toronto, Ontario, Canada. Lord O’Donnell principally lives in London, United Kingdom. Bruce Flatt principally lives in London, United Kingdom, New York, New York, U.S.A., and Toronto, Ontario, Canada.
(b)	“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices.
(c)	“Affiliated” refers to a director nominee who (i) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (ii) within the last two years has directly or indirectly (a) been an officer of or employed by the Corporation or any of its affiliates, (b) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (c) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “de minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.
(d)	“Management” refers to director nominees who are current members of management of the Corporation. Mr. Flatt is the Chief Executive Officer of the Corporation, Mr. Lawson is the Chief Financial Officer of the Corporation and Mr. Blidner is the Vice Chairman of the Corporation. Messrs. Blidner, Flatt and Lawson will not receive compensation in their capacity as directors of the Corporation in 2018 (see “Director Compensation” on page 39 of this Circular). All director nominees who are also current members of management are, by definition,“Affiliated.”
(e)	The Share Ownership Guideline for directors is to hold Class A Shares, DSUs (as defined on page 26 of this Circular) or Restricted Shares (as defined on page 51 of this Circular) with a value equal to three times their annual director’s retainer. See “Director Share and DSU Ownership Requirements” on page 42 of this Circular for further information. The value of three times the annual retainer for each non-management director and for the Chair is $600,000 and $1,500,000, respectively. As members of the Executive Committee of the Corporation, Messrs. Flatt, Lawson and Blidner are each required to hold Class A Shares, DSUs or Restricted Shares with a value equal to five times their annual base salary (“Base Salary”). See “Share Ownership Guidelines” on page 53 of this Circular for further information. The value of five times the Base Salary for Messrs. Flatt, Lawson and Blidner is $3,750,000, $2,313,300 and $2,313,300, respectively, converted at the average exchange rate for 2017 of C$1.00 = US$0.7711.
(f)	The figures in this column include Class A Shares held directly and indirectly, including those awarded under the Restricted Stock Plan.
(g)	The figures in this column include (i) the director’s pro rata interests in Class A Shares held by Partners Limited and PVI (on a consolidated basis) and (ii) the director’s interest in Escrowed Shares (as defined on page 51 of this Circular), which also represent an indirect pro rata interest in Class A Shares. The value of these indirect pro rata interests is impacted by a number of factors including the terms of their ownership, the capital structure of each company, the value of the Class A Shares held by each company and their net liabilities and preferred share obligations (see “Principal Holders of Voting Shares” on page 4 of this Circular for further information on Partners Limited and PVI and “The Escrowed Stock Plan” on page 63 of this Circular for further information on Escrowed Shares). Partners Limited also owns 85,120 Class B Shares, but any indirect pro rata interest in those shares has been disregarded as de minimis.
(h)	Ms. Taylor served as Vice Chair of Solera Capital LLC when its subsidiary, Calypso St. Barth, filed for bankruptcy protection under Chapter 7 of the United States Bankruptcy Code on November 29, 2017.
(i)	Ms. Kempston Darkes was Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation when the company filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in June 2009.
(j)	Mr. Cockwell was a director of Fraser Papers Inc. (“Fraser”) until April 2009. Fraser voluntarily applied and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in June 2009, and on February 10, 2011, an Ontario court sanctioned an amended plan of compromise and arrangement under that statute that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.
(k)	Mr. Harding was a director of Fraser until April 2009. Fraser voluntarily applied and obtained an order for creditor protection under the CCAA in June 2009, and on February 10, 2011, an Ontario court sanctioned an amended plan of compromise and arrangement under that statute that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.

16 / BROOKFIELD ASSET MANAGEMENT INC.

Summary of 2018 Nominees for Director

The following summarizes the qualifications of the 2018 director nominees that led the Board to conclude that each director nominee is qualified to serve on the Board.

ALL DIRECTOR NOMINEES EXHIBIT:

• High personal and professional integrity and ethics	• A commitment to sustainability and social issues

• A proven record of success	• An inquisitive and objective perspective

• Experience relevant to Brookfield’s global activities	• An appreciation of the value of good corporate governance

The Board is comprised of 16 directors, which the Corporation considers an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to effectively oversee the governance of the Corporation and provide strategic advice to management. The Corporation reviews the expertise of incumbent and proposed directors in the areas listed in the chart below.

Class A Director Nominees	Business Development	Corporate Governance	Corporate Strategy / M&A	Leadership of a Large / Complex Organization	Risk Management	Legal & Regulatory	Industry Experience
M. Elyse Allan	✓	✓		✓	✓		aviation, healthcare and oil & gas
Angela F. Braly		✓	✓	✓		✓	healthcare and insurance
Murilo Ferreira	✓		✓	✓			alumina refinery, aluminum smelter and mining (iron ore, bauxite, copper, nickel)
Frank J. McKenna	✓	✓				✓	banking, government, manufacturing, oil & gas, pipelines, retail and service industries
Rafael Miranda	✓	✓	✓	✓	✓		industrial companies such as stainless steel, paper, batteries, etc., infrastructure and power
Youssef A. Nasr	✓	✓	✓	✓	✓		international affairs
Seek Ngee Huat	✓	✓	✓	✓	✓		investment management
Diana L. Taylor		✓				✓	government and regulatory

Class B Director Nominees	Business Development	Corporate Governance	Corporate Strategy / M&A	Leadership of a Large / Complex Organization	Risk Management	Legal & Regulatory	Industry Experience
Jeffrey M. Blidner	✓	✓	✓		✓	✓	infrastructure, power, private equity, property
Jack L. Cockwell	✓		✓	✓	✓		forestry and mining
Marcel R. Coutu	✓		✓	✓			mining and oil & gas
J. Bruce Flatt	✓		✓	✓	✓		infrastructure, power, private equity, property
Robert J. Harding		✓					mining and oil & gas
Maureen Kempston Darkes	✓	✓	✓	✓	✓	✓	automotive manufacturing, oil & gas, power and rail
Brian D. Lawson	✓		✓	✓	✓		infrastructure, power, private equity, property
Lord O’Donnell				✓	✓	✓	government and regulatory

2018 MANAGEMENT INFORMATION CIRCULAR / 17

Director Ownership in Publicly Traded Subsidiaries

The following is a description of the securities in publicly traded subsidiaries of the Corporation beneficially owned, directly or indirectly, or controlled by each director nominee:

Class A Director Nominees	No. of Securities
	Brookfield Business Partners L.P.	Brookfield Infrastructure Partners L.P.	Brookfield Property Partners L.P.	Brookfield Renewable Partners L.P.
M. Elyse Allan	35 LP Units	2,700 LP Units
Angela F. Braly
Murilo Ferreira
Frank J. McKenna		6,000 LP Units	10,000 LP Units	8,895 LP Units
Rafael Miranda		11,145 LP Units
Youssef A. Nasr	2,240 LP Units		2,746 LP Units	6,000 LP Units
Seek Ngee Huat	200 LP Units
Diana L. Taylor			1,000 LP Units 42,942 Deferred Units

Class B Director Nominees	No. of Securities
	Brookfield Business Partners L.P.	Brookfield Infrastructure Partners L.P.	Brookfield Property Partners L.P.	Brookfield Renewable Partners L.P.
Jeffrey M. Blidner	35,189 LP Units	9,549 LP Units	50,316 LP Units
Jack L. Cockwell (a)	325,804 LP Units	672,972 LP Units	657,196 LP Units 332,910 RE LP Units (c)
Marcel R. Coutu	1,394 LP Units	1,755 LP Units	1,800 LP Units
J. Bruce Flatt (b)	246,438 LP Units	194,891 LP Units	545,785 LP Units 118,310 Deferred Units
Robert J. Harding	21,624 LP Units
Maureen Kempston Darkes
Brian D. Lawson	92,414 LP Units	19,586 LP Units	107,234 LP Units	3,700 LP Units
Lord O’Donnell

(a)	Mr. Cockwell also owns 55,000 common shares of Acadian Timber Corp., a publicly traded subsidiary of the Corporation.
(b)	Mr. Flatt also owns 500 common shares of Norbord Inc., a publicly traded affiliate of the Corporation.
(c)	Redeemable/exchangeable operating partnership units that are economically equivalent to limited partnership units of Brookfield Property Partners L.P.

18 / BROOKFIELD ASSET MANAGEMENT INC.

2017 Director Attendance

We believe the Board cannot be effective unless it governs actively. We expect our directors to attend all Board meetings and all of their respective committee meetings. Directors may participate by video or teleconference if they are unable to attend in person. The table below shows the number of Board and committee meetings each director attended in 2017. All director nominees attended at least 75% of the Board meetings in 2017, with 11 director nominees attending every Board meeting. The Board and its committees meet in camera without management present at all meetings, including those held by teleconference.

Class A Directors	Independent	All		Board	Audit Committee	Governance and Nominating Committee	Management Resources and Compensation Committee	Risk Management Committee
M. Elyse Allan (a)	yes	15 of 16	94%	8 of 9	3 of 3	—	—	4 of 4
Angela F. Braly	yes	16 of 16	100%	9 of 9	7 of 7	—	—	—
Murilo Ferreira (b)	yes	5 of 5	100%	5 of 5
Frank J. McKenna	yes	11 of 11	100%	9 of 9	—	2 of 2	—	—
Rafael Miranda (b)	yes	5 of 5	100%	5 of 5
Youssef A. Nasr	yes	11 of 13	85%	8 of 9	—	—	—	3 of 4
Seek Ngee Huat	yes	10 of 11	91%	8 of 9	—	2 of 2	—	—
Diana L. Taylor	yes	12 of 13	92%	8 of 9	—	2 of 2	2 of 2	—

Class B Directors (c)	Independent	All		Board	Audit Committee	Governance and Nominating Committee	Management Resources and Compensation Committee	Risk Management Committee
Jeffrey M. Blidner	no	9 of 9	100%	9 of 9	—	—	—	—
Jack L. Cockwell	no	9 of 9	100%	9 of 9	—	—	—	—
Marcel R. Coutu	yes	17 of 18	94%	8 of 9	7 of 7	—	2 of 2	—
J. Bruce Flatt	no	9 of 9	100%	9 of 9	—	—	—	—
Robert J. Harding	no	9 of 9	100%	9 of 9	—	—	—	—
Maureen Kempston Darkes	yes	15 of 15	100%	9 of 9	—	—	2 of 2	4 of 4
David W. Kerr (d)	no	13 of 13	100%	9 of 9	—	—	—	4 of 4
Lord O’Donnell	no	9 of 9	100%	9 of 9	—	—	—	—

(a)	Ms. Allan joined the Audit Committee on June 16, 2017 and therefore was only eligible to attend three meetings of the Audit Committee in 2017.
(b)	Messrs. Ferreira and Miranda were each first elected as a director on June 16, 2017 and therefore they were only eligible to attend five meetings of the Board in 2017.
(c)	Mr. Lawson is a new director nominee for the June 15, 2018 meeting and did not attend any Board or Committee meetings in 2017 in a director capacity.
(d)	Mr. Kerr is not standing for re-election at the meeting on June 15, 2018.

2018 MANAGEMENT INFORMATION CIRCULAR / 19

2017 Director Voting Results

Below are the results of the vote of holders of Class A Shares for the election of directors at the Corporation’s Annual Meeting of Shareholders held on June 16, 2017.

Director Nominee	Votes For	%	Votes Withheld	%
M. Elyse Allan	653,911,905	99.46	3,545,419	0.54
Angela F. Braly	652,105,340	99.19	5,351,984	0.81
Murilo Ferreira	656,721,152	99.89	736,172	0.11
Frank J. McKenna	651,210,292	99.05	6,247,032	0.95
Rafael Miranda	652,456,012	99.24	5,001,312	0.76
Youssef A. Nasr	655,136,799	99.65	2,320,525	0.35
Seek Ngee Huat	654,285,566	99.52	3,171,758	0.48
Diana L. Taylor	652,376,734	99.23	5,080.590	0.77

At the June 16, 2017 meeting of shareholders, the holder of Class B Shares voted all 85,120 Class B Shares for each of the eight directors nominated for election by this shareholder class, namely Jeffrey M. Blidner, Jack L. Cockwell, Marcel R. Coutu, J. Bruce Flatt, Robert J. Harding, Maureen Kempston Darkes, David W. Kerr, and Lord O’Donnell.

3.	Appointment of External Auditor

On recommendation of the Audit Committee, the Board proposes the reappointment of Deloitte LLP as the external auditor of the Corporation. Deloitte LLP, including the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively “Deloitte”), is the principal external auditor of the Corporation and its reporting issuer subsidiaries (other than Brookfield Renewable Partners L.P.). Deloitte has served as the external auditor of the Corporation since 1981. The appointment of the external auditor must be approved by a majority of the votes cast by holders of Class A Shares who vote in respect of the resolution, and by the holder of Class B Shares, each voting as a separate class.

On any ballot that may be called for in the appointment of the external auditor, the management representatives designated on the form of proxy intend to vote such shares FOR reappointing Deloitte LLP, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

Principal Accounting Firm Fees

Aggregate fees billed to the Corporation and its subsidiaries for the fiscal year ended December 31, 2017 by Deloitte amounted to approximately $53.3 million, of which $49.6 million represented audit and audit-related fees. Fees reported for a particular year include differences between actual and planned amounts from the prior year, if applicable.

From time to time, Deloitte also provides consultative and other non-audit services to the Corporation and its subsidiaries and affiliates pursuant to an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”). The Audit Policy governs the provision of audit and non-audit services by the external auditor and is annually reviewed by the Audit Committee. The Audit Policy provides for the Audit Committee’s pre-approval of permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

The following table sets forth further information on the fees billed by Deloitte to the Corporation and its subsidiaries on a consolidated basis for the fiscal years ended December 31, 2017 and December 31, 2016.

	2017			2016
$ millions	Brookfield	Subsidiaries of Brookfield	Total	Brookfield	Subsidiaries of Brookfield	Total
Audit	1.4	42.5	43.9	1.6	41.2	42.8
Audit-related	—	5.7	5.7	—	3.5	3.5
Tax	—	3.2	3.2	—	2.5	2.5
All other fees	0.2	0.3	0.5	0.2	1.0	1.2

Total fees	1.6	51.7	53.3	1.8	48.2	50.0

20 / BROOKFIELD ASSET MANAGEMENT INC.

Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among other things: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Tax fees are principally for assistance in tax return preparation and tax advisory services. All other fees include fees for translation, litigation and advisory support services.

The Audit Committee has received representations from Deloitte regarding its independence and has considered the relations described above in arriving at its determination that Deloitte is independent of the Corporation.

4.	Advisory Resolution on Approach to Executive Compensation

The Corporation believes that its compensation objectives and approach to executive compensation appropriately align the interests of management with the long-term interests of shareholders. Details of the Corporation’s approach to executive compensation is disclosed in the “Compensation Discussion and Analysis” beginning on page 43 of this Circular.

The Corporation has a policy providing that holders of Class A Shares have the opportunity to cast an advisory vote on the Corporation’s approach to executive compensation on an annual basis. This policy reflects the Corporation’s ongoing efforts to meet its objectives and ensure a high level of shareholder engagement.

The Board, with Messrs. Blidner and Flatt abstaining, unanimously recommends that holders of Class A Shares vote in favour of the following advisory resolution (the “Say on Pay Resolution”):

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the holders of Class A Limited Voting Shares accept the approach to executive compensation disclosed in this Circular.

On any ballot that may be called for on the Say on Pay Resolution, the management representatives designated on the form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the Say on Pay Resolution, unless the shareholder has specified in the form of proxy that the shares represented by such proxy are to be voted against the Say on Pay Resolution.

2017 Results of the Advisory Resolution on the Corporation’s Approach to Executive Compensation

Below are the results of the vote of holders of Class A Shares on the advisory resolution on the Corporation’s Approach to Executive Compensation at the Annual Meeting of Shareholders held on June 16, 2017.

Votes For	%	Votes Against	%
635,421,248	96.65	22,036,612	3.35

Advisory Vote

Because the Say on Pay Resolution is an advisory vote, the results are not binding upon the Board. However, the Board and the Management Resources and Compensation Committee of the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions. The Board welcomes comments and questions on the Corporation’s executive compensation practices. Shareholders who wish to contact the Chair or other Board members can do so through the Corporate Secretary of the Corporation.

2018 MANAGEMENT INFORMATION CIRCULAR / 21

5.	Amendments to the Escrowed Stock Plan

The Escrowed Stock Plan was approved by the Board and shareholders in 2011. It is one of the Corporation’s long-term share ownership plans and is intended to incentivize and retain designated executives or other persons designated by the Board for an extended period and to further align their interests with those of other shareholders in a manner that is less dilutive than alternative long-term ownership plans.

The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares”) of one or more private companies (each, an “Escrowed Company”) to executives or other individuals designated by the Board. Each Escrowed Company is capitalized with common shares and preferred shares issued to the Corporation for cash proceeds. Each Escrowed Company uses its cash resources to directly or indirectly purchase Class A Shares of the Corporation on the open market. Awards of Escrowed Shares typically vest 20% each year, commencing on the first anniversary of the date of the award, and must generally be held until the fifth anniversary of the award date. On date(s) determined by the holders of the Escrowed Shares that are generally between five years and 10 years after the initial grant, the vested Escrowed Shares will be acquired by the Corporation in exchange for the issuance of Class A Shares from treasury, where the value of the Class A Shares being issued is equal to the increase in value of the Class A Shares held by the applicable Escrowed Company since the grant date of the Escrowed Shares. See “Escrowed Stock Plan” on page 51 of this Circular for further details regarding the Escrowed Stock Plan.

The Board has approved two amendments to the Escrowed Stock Plan, one of which requires shareholder approval at the meeting.

Under the current terms of the Escrowed Stock Plan, on a wind-up or merger of an Escrowed Company with the Corporation, all Class A Shares held by the Escrowed Company must be cancelled by the operation of applicable law. This number will always be greater than the number of Class A Shares issued from treasury by the Corporation to participants of the Escrowed Company on exchanges, resulting in a net reduction in the total number of issued and outstanding Class A Shares over time. The first amendment, which does not require shareholder approval pursuant to the amendment provisions of the Escrowed Stock Plan, provides that on a wind-up or merger, the Corporation will only be required to cancel that number of Class A Shares held by the Escrowed Company that is equivalent to the number of Class A Shares that have been issued from treasury to participants of the Escrowed Company on exchanges. This ensures that the “excess shares” are available to be used by the Corporation to fund the Escrowed Stock Plan in the future if the Corporation believes this is in its best interests, failing which it will cancel the excess shares.

The Escrowed Stock Plan currently provides that when Class A Shares are issued in exchange for Escrowed Shares outside of the context of a wind-up or merger of an Escrowed Company (the “Optional Exchange Shares”), the number of Class A Shares remaining for future issuance under the Escrowed Stock Plan will be reduced. This results in a reduction of the number of Class A Shares available for issuance under the Escrowed Stock Plan even though at least an equivalent number of Class A Shares will eventually be cancelled on the wind-up or merger of the Escrowed Company. This was an unintended result. The second amendment (the “Second Amendment to the Escrowed Stock Plan”) provides that on a wind-up or merger of an Escrowed Company, the number of Class A Shares held by the Escrowed Company that are cancelled in respect of Optional Exchange Shares previously issued by the Corporation will be added back to the number of Class A Shares available for future issuance under the Escrowed Stock Plan. This will not be dilutive to shareholders, as the number of Class A Shares added to the reserve will be limited to the previous reductions required as a result of issuances of Optional Exchange Shares, even if a greater number of Class A Shares held by an Escrowed Company are cancelled upon its wind-up or merger. The Second Amendment to the Escrowed Stock Plan will instead eliminate any previous reduction in the Class A Shares available for future issuance under the Escrowed Stock Plan.

Shareholder Approval

The TSX requires shareholder approval of the Second Amendment to the Escrowed Stock Plan described above, which must be approved by a majority of the votes cast by holders of Class A Shares who vote in respect of this amendment and by the holder of Class B Shares, each voting as a separate class. The Board unanimously recommends that shareholders vote in favour of the following resolution (the “Plan Amendment Resolution”):

Resolved that the Second Amendment to the Escrowed Stock Plan of the Corporation, substantially on the terms set out in the Corporation’s management information circular dated May 1, 2018, is hereby approved;

And that any director or officer of the Corporation is hereby authorized for and in the name of and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered, all such documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable to carry out the intent of this resolution.

On any ballot that may be called for on the Plan Amendment Resolution, the management representatives designated on the form of proxy intend to cast the votes to which the shares represented by such proxy are entitled in favour of the Plan Amendment Resolution, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be voted against the Plan Amendment Resolution.

22 / BROOKFIELD ASSET MANAGEMENT INC.

PART THREE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Governance

The Corporation is committed to good corporate governance. As such, we aim to continue to strengthen Board and management accountability to maintain public trust in the Corporation, and promote the long-term interests of our shareholders.

Corporate Governance

•   10 Independent Director Nominees

•   Separate Chair and CEO

•   Private Sessions of Independent Directors after each Board and Committee Meeting

•   Risk Oversight by the Board and the Risk Management and Audit Committees

•   Annual Board and Committee Self- Evaluations

•   All Directors Attended at least 75% of Meetings Held

•   Robust Code of Conduct

•   Only Independent Directors on Audit, Governance and Nominating, and Management Resources and Compensation Committees

•   Board Diversity Policy

Shareholder Rights • Annual Election of Directors • Majority Voting for Directors • Cumulative Voting for Directors • Active Shareholder Engagement

Compensation

•   Executive Compensation Program Driven by Strong Pay for Performance Philosophy (described in the “Compensation Discussion and Analysis” section of this Circular)

•   Director Share Ownership Guidelines requiring directors to hold shares and share units having a value of at least 3x their annual retainer

•   Independent Directors required to take 25% of their Annual Retainer in Deferred Share Units, regardless of ownership

•   Share Retention Policy and Post-Exercise Hold Period Requirements for Executives

•   Incentive Awards subject to Clawback

•   Anti-hedging, Short Sale and Pledging Restrictions

The Corporation’s comprehensive corporate governance policies and practices are consistent with the guidelines for corporate governance adopted by Canadian Securities Administrators (“CSA”) and the TSX. The Corporation’s corporate governance practices and policies are also consistent with the requirements of the U.S. Securities and Exchange Commission, the listing standards of the NYSE and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”).

Board of Directors

Mandate of the Board

The Board oversees the management of the Corporation’s business and affairs directly and through four standing committees: Audit, Governance and Nominating, Management Resources and Compensation and Risk Management (collectively, the “Committees”). The responsibilities of the Board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by the Board. All Board and Committee charters are posted on the Corporation’s website, https://bam.brookfield.com under “Corporate Governance.” The Board charter is also attached as Appendix A to this Circular.

The Board is responsible for:

•	overseeing the Corporation’s long-term strategic planning process and reviewing and approving its annual business plan;

•	reviewing major strategic initiatives to determine whether management’s proposed actions accord with long-term corporate goals and shareholder objectives;

•	appointing the Chief Executive Officer (the “CEO”), overseeing the CEO’s selection of other members of senior management and reviewing succession planning;

•	assessing management’s performance against approved business plans;

•	reviewing and approving the reports issued to shareholders, including annual and interim financial statements;

•	overseeing management’s approach to managing the impact of key risks facing the Corporation;

•	promoting effective corporate governance; and

•	safeguarding shareholders’ equity interests through the optimum utilization of the Corporation’s capital resources.

2018 MANAGEMENT INFORMATION CIRCULAR / 23

Expectations of Directors

The Board has adopted a charter of expectations for directors (the “Charter of Expectations”), which sets out the Corporation’s expectations for personal and professional competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance, and resignation events. Directors are expected to bring any potential conflict of interest to the attention of the Chair or a Committee Chair in advance, and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair if: (i) they become unable to attend at least 75% of the Board’s regularly scheduled meetings; or (ii) if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities, or experience other changes in personal or professional circumstances that could adversely affect the Corporation or their ability to serve as a director. The Charter of Expectations is reviewed annually and a copy is posted on the Corporation’s website, https://bam.brookfield.com under “Corporate Governance.”

Meetings of the Board

The agenda for each Board meeting is set by the Chair, with input from the CEO, Chief Financial Officer (the “CFO”) and Corporate Secretary, before circulation to the full Board.

The Board meets at least twice each quarter: once to review and approve the Corporation’s quarterly earnings and consider dividend payments and once to review specific items of business, including transactions and strategic initiatives. The Board holds additional meetings as necessary to consider special business. The Board also meets once a year to review the Corporation’s annual business plan and long-term strategy.

In 2017, there were eight regularly scheduled meetings. In addition, the annual strategy session was held in December 2017.

Eight quarterly meetings and one strategy session are scheduled for 2018.

Meetings of Independent Directors

Private sessions of the independent directors without management and affiliated directors present are held at the end of each regularly scheduled and special Board meeting, as well as at the end of the annual strategy session. Each private session is chaired by the Chair, who reports back to the CEO on any matters requiring action by management. There were nine private meetings of independent directors during 2017.

Private sessions of the Committees without management and affiliated directors present are also held after each Committee meeting, chaired by the respective Committee Chair, who reports back to an appropriate executive on any matters requiring action by management.

24 / BROOKFIELD ASSET MANAGEMENT INC.

Independent Directors

The Board has a policy that at least a majority of its directors are independent in order to ensure that the Board operates independent of management and effectively oversees the conduct of management. The Corporation obtains information from its directors annually to determine their independence. The Board decides which directors are considered to be independent based on the recommendation of the Governance and Nominating Committee of the Board (the “Governance Committee”), which evaluates director independence based on the guidelines set forth under applicable securities laws.

In this process, the Board conducts an analysis of each director nominee to determine if they are an affiliated director (all director nominees who are also current members of management are, by definition, affiliated directors) or an independent director.

The following table shows the directors standing for election at the meeting and whether each nominee will be an Independent1, Affiliated2 or Management3 director.

	Independent	Affiliated	Management	Reason for Affiliated or Management Status
M. Elyse Allan	✓
Jeffrey M. Blidner		✓	✓	Mr. Blidner is a Vice Chairman of the Corporation
Angela F. Braly	✓
Jack L. Cockwell		✓		Mr. Cockwell is a shareholder, director and the Chairman of Partners Limited

Marcel R. Coutu	✓
Murilo Ferreira	✓
J. Bruce Flatt		✓	✓	Mr. Flatt is the CEO of the Corporation
Robert J. Harding		✓		Mr. Harding is a former Chairman of the Corporation
Maureen Kempston Darkes	✓
Brian D. Lawson		✓	✓	Mr. Lawson is the CFO of the Corporation
Frank J. McKenna	✓
Rafael Miranda	✓
Youssef A. Nasr	✓
Lord O’Donnell		✓		Lord O’Donnell serves as a senior advisor to the Corporation in Europe
Seek Ngee Huat	✓
Diana L. Taylor	✓

The Board considers that the 10 directors listed as “Independent” above (approximately 63% of the Board) are independent.

[1]	“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices.
[2]	“Affiliated” refers to a director nominee who (a) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (b) within the last two years has directly or indirectly (i) been an officer of or employed by the Corporation or any of its affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “de minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.
[3]	“Management” refers to a director nominee who is a current member of management of the Corporation.

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Term Limits and Board Renewal

The Governance Committee leads the effort to identify and recruit candidates to join the Board. In this context, the Governance Committee’s view is that the Board should reflect a balance between the experience that comes with longevity of service on the Board and the need for renewal and fresh perspectives.

The Governance Committee does not support a mandatory retirement age, director term limits or other mandatory Board turnover mechanisms because its view is that such policies are overly prescriptive; therefore, the Corporation does not have term limits or other mechanisms that compel Board turnover. The Governance Committee does believe that periodically adding new voices to the Board can help the Corporation adapt to a changing business environment and Board renewal continues to be a priority.

The Governance Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Board (see the “Governance and Nominating Committee” section in this Statement of Corporate Governance Practices for further information on the Corporation’s process to identify candidates for election to the Board). Assuming all director nominees are elected at the meeting, seven new directors will have joined the Board over the past five years, which represents a turnover of 44% of the Board. The Board tenure profile of the Corporation is set out below.

Board Diversity Policy

Brookfield is committed to enhancing the diversity of the Board. The Corporation’s deep roots in many global jurisdictions inform its perspective on diversity and the Corporation’s view is that its Board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes such factors as diversity of business expertise and international experience, in addition to geographic and gender diversity.

To achieve the Board’s diversity goals, it has adopted the following written policy:

•	Board appointments will be based on merit, having due regard for the benefits of diversity on the Board, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director;

•	In the director identification and selection process, diversity on the Board, including the level of representation of women on the Board, will influence succession planning and be a key criterion in identifying and nominating new candidates for election to the Board; and

•	The Board has an ongoing gender diversity target of ensuring at least 30% of independent directors are women.

Currently, of the 10 independent directors and 16 total number of directors on the Board, four directors are women (all are independent directors and all are standing for re-election). Therefore, if all of the director nominees are elected at the meeting there will be four women on the Board, or 40% of the independent directors on the Board and 25% of the entire Board.

The Governance Committee is responsible for implementing the Board diversity policy, monitoring progress towards the achievement of its objectives and recommending to the Board any necessary changes that should be made to the policy.

Director Share Ownership Guidelines

The Charter of Expectations sets forth share ownership requirements of directors, which are in place because the Corporation believes that directors can better represent shareholders if they have economic exposure to the Corporation themselves. The Corporation requires that each director hold Class A Shares, Restricted Shares and/or Deferred Share Units (“DSUs”) in the Corporation having, in the aggregate, a value equal to at least three times the director’s annual retainer fee (the “Annual Retainer”), as determined by the Board from time to time. New directors have five years from the date of joining the Board to achieve this minimum economic ownership requirement. Directors are required to take one-half of their Annual Retainer in the form of DSUs until the minimum share ownership level is achieved. Thereafter, all independent directors are required to take one-quarter of their Annual Retainer in the form of DSUs.

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Director Orientation

New directors are provided with a comprehensive orientation package, which includes information on the Corporation’s various businesses, its culture, its corporate governance practices and the Board and Committee framework in place to manage the Corporation’s affairs and oversee management. Each new director is informed of the expectations that will be placed on them and the commitment they will be asked to make to the Corporation. New directors have private educational sessions with the Chair as well as the CEO and other members of senior management prior to or upon joining the Board.

Director Education and Site Visits

The Corporation provides regular continuing education for directors. Time is set aside at all regularly scheduled Board meetings for presentations on different areas of the Corporation’s businesses, led by executives responsible for or familiar with these operations. This includes at least one presentation each quarter that provides directors with an in-depth analysis of a business unit of the Corporation in order to further educate the directors about Brookfield. Also, presentations on new developments and trends in corporate governance and director fiduciary duties are provided as appropriate.

Director dinners, with select management present, are held before or immediately following all regularly scheduled Board meetings, and director education is provided at these dinners by way of presentations on areas relevant to Brookfield’s businesses. These dinners increase director knowledge of various business activities and initiatives. Often more junior executives are invited to Board dinners in order to provide directors with exposure to “high potential” executives and better enable the Board to assess the Corporation’s bench strength from a succession standpoint.

In 2014, the Board launched an initiative of onsite visits to the Corporation’s business operations in key markets outside Toronto and New York, where regularly scheduled Board meetings are normally held. These site visits are designed to provide an opportunity for directors to learn about the Corporation’s major businesses by viewing the operations firsthand and meeting in person with local management.

Los Angeles Visit: In November 2014, 15 of the 16 directors on the Board, including all of the independent directors, visited certain of the Corporation’s assets in Los Angeles, California and surrounding areas. The greater Los Angeles area was selected because the region is home to operations representing Brookfield’s main business groups. While in Southern California, the Board visited office properties, wind farms, residential developments, a seaport and a retail mall.

London Visit: In September 2015, 14 of the 16 directors on the Board, including all of the independent directors, visited certain of the Corporation’s assets in London, UK and surrounding areas. London was selected as it is home to Brookfield’s European head office and the UK has operations representing all of Brookfield’s main business groups. While in London, the Board visited with local management teams to receive presentations educating them on various assets, and also met with community leaders in order to strengthen the Corporation’s UK business relationships.

São Paulo Visit: In September 2017, 15 of the 16 directors on the Board, including nine of the independent directors, visited certain of our operations in São Paulo, Brazil. This included a port terminal, as well as a water treatment and distribution plant of one of our newest investments, BRK Ambiental. The Board was accompanied by members of our management teams from across Latin America, including senior investment and operations professionals from Chile, Colombia, Mexico and Peru. While in São Paulo, the Board also met with a variety of business and community leaders, enabling us to continue developing our business and demonstrating Brookfield’s ongoing commitment to the region. These interactions provided directors with significant additional insight into our assets and operations in the region.

Director Commitments

The Governance Committee monitors the demands placed on each director’s time and attention outside of their service on the Board. This includes, among other things, reviewing the number of other public company boards that a director sits on to ensure that no director has excessive commitments to other public companies that may result in a reduced ability for the director to provide effective oversight as a Board member. In this regard, each director is required to notify the Chair prior to accepting a directorship at another public company.

The view of the Governance Committee is that a policy limiting the number of other public company boards that a director can sit on is overly prescriptive and would unnecessarily limit our pool of candidate directors. Instead, the Governance Committee’s philosophy is to consider all outside commitments of a director in context and make a determination whether each director is able to serve effectively on behalf of the Corporation’s shareholders. The Governance Committee has determined that all director nominees at the meeting are able to devote the time and attention required to provide effective oversight as a Board member.

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Interlocking Directorships

The Governance Committee monitors interlocking board and committee memberships among all directors. Board interlocks exist when two directors of one company sit on the board of another company and committee interlocks exist when two directors sit together on another board and are also members of the same board committee. There is currently one board and one committee interlock among the Corporation’s independent directors: Mr. Coutu and Ms. Kempston Darkes serve together on the board of directors of Enbridge Inc., an energy delivery company, and serve together on the Human Resources & Compensation Committee of Enbridge Inc. No other board or committee interlocks exist. In March 2018, the Governance Committee determined that there were no interlocking board or committee memberships that were expected to adversely affect the ability of interlocking directors to act independently from each other and to act in the Corporation’s best interests.

Committees of the Board

The four standing Committees of the Board assist in the effective functioning of the Board and help ensure that the views of independent directors are effectively represented:

•	Audit Committee;

•	Governance and Nominating Committee;

•	Management Resources and Compensation Committee; and

•	Risk Management Committee.

The responsibilities of these Committees are each set out in written Charters, which are reviewed and approved annually by the Board. The Charter of each Committee, which includes the position description of its respective Committee Chair, can be found on the Corporation’s website, https://bam.brookfield.com under “Corporate Governance.” It is the Board’s policy that all Committees, except the Risk Management Committee, must consist entirely of independent directors. The Risk Management Committee must consist of a majority of independent directors and not include any current members of management. Special committees may be formed from time to time to review particular matters or transactions. While the Board retains overall responsibility for corporate governance matters, each standing Committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

The Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and associated internal controls, and the performance of the Corporation’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by the full Board and release to the public, such as the Corporation’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the Independent Registered Public Accounting Firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee meets regularly in private session with the Corporation’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. The Audit Committee met seven times in 2017.

In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian securities laws and the Sarbanes-Oxley Act, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from the Corporation. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of the Corporation to the Board for a determination as to whether this association affects the independent status of the director.

As at May 1, 2018, the Audit Committee was comprised of the following three directors: Marcel R. Coutu (Chair), M. Elyse Allan and Angela F. Braly. The Board has determined that all of these directors are independent for Audit Committee service and financially literate, and that Mr. Coutu is qualified as a “designated financial expert.” Mr. Coutu has a Master of Business Administration degree and over 25 years’ experience in investment banking and corporate finance. He is the former President and Chief Executive Officer of Canadian Oil Sands Limited. Ms. Allan is the President and Chief Executive Officer of General Electric Canada Company Inc. and in this capacity oversees the preparation of financial statements for this subsidiary of General Electric Co. Ms. Braly is the former Chair of the Board, President and Chief Executive Officer of WellPoint, Inc., and she currently serves on the audit committee of The Procter and Gamble Company. Mr. Coutu and Ms. Braly were members of the Audit Committee throughout 2017, while Ms. Allan has served as a member of the Audit Committee since June 2017.

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For more information about the Audit Committee as required by Part 5 of National Instrument 52-110 — Audit Committees (“NI 52-110”), see “Audit Committee Information” on pages 28 to 29 of the Corporation’s Annual Information Form for the year ended December 31, 2017 (the “AIF”) which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Governance and Nominating Committee

It is the responsibility of the Governance Committee, in consultation with the Chair, to assess from time to time the size and composition of the Board and its Committees; to review the effectiveness of the Board’s operations and its relations with management; to assess the performance of the Board, its Committees and individual directors; to review the Corporation’s statement of corporate governance practices; and to review and recommend the directors’ compensation. The Governance Committee met two times in 2017.

The Governance Committee reviews annually the guidelines which apply to the Corporation’s investment and capital markets activities, including the thresholds and other criteria governing when such activities can be approved by management and when Board approval is required.

The Board has in place a formal procedure for evaluating the performance of the Board, its Committees and individual directors – the Governance Committee reviews the performance of the Board, its Committees and the contribution of individual directors on an annual basis (see the “Board, Committee and Director Evaluation” section in this Statement of Corporate Governance Practices for further information on the annual director evaluation process).

The Governance Committee is responsible for reviewing the credentials of proposed nominees for election or appointment to the Board and for recommending candidates for Board membership, including the candidates proposed to be nominated for election to the Board at the annual meeting of shareholders. To do this, the Governance Committee maintains an “evergreen” list of candidates to ensure outstanding candidates with needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by the Board to ensure that the Board has the appropriate mix of talent, quality, skills, diversity, perspectives and other requirements necessary to promote sound governance and Board effectiveness. In preparation for the meeting, in view of the pending departure of Mr. David Kerr, the Governance Committee reviewed potential non-independent nominees and identified Mr. Brian Lawson as the nominee to replace Mr. Kerr.

The Governance Committee reviews, at least once a year, the composition of the Committees to ensure that Committee membership complies with the relevant governance guidelines, that the workload for independent directors is balanced, and that Committee positions are rotated as appropriate. In doing so, the Governance Committee consults with the Chair and makes recommendations to the Board, which appoints Committee members.

As at May 1, 2018, the Governance Committee was comprised of the following three directors: Frank J. McKenna (Chair), Seek Ngee Huat and Diana L. Taylor, all of whom are independent directors. Mr. McKenna also serves as the Board’s Chair. Messrs. McKenna and Seek and Ms. Taylor were members of the Governance Committee throughout 2017.

Management Resources and Compensation Committee

The Management Resources and Compensation Committee (the “Compensation Committee”) is responsible for reviewing and reporting to the Board on management resource matters, including succession planning, the job descriptions and annual objectives of senior executives, the form of executive compensation in general including an assessment of the risks associated with the compensation plans, and the levels of compensation of the CEO and other senior executives. The Compensation Committee also reviews the performance of senior management against written objectives and reports thereon. The Compensation Committee met two times in 2017.

All members of the Compensation Committee meet the standard director independence test in that they have no relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of their independent judgment.

The Board has also adopted a heightened test of independence for all members of the Compensation Committee, which entails that the Board has determined that no Compensation Committee member has a relationship with senior management that would impair the member’s ability to make independent judgments about the Corporation’s executive compensation. This additional independence test complies with the test in the listing standards of the NYSE. Additionally, the Compensation Committee evaluates the independence of any advisor it retains in order to comply with the aforementioned NYSE listing standards. The Board has adopted its own governance policy that not more than one-third of the members of the Compensation Committee may be current chief executive officers of a publicly traded entity.

As at May 1, 2018, the Compensation Committee was comprised of the following three directors: Diana L. Taylor (Chair), Marcel R. Coutu and Maureen Kempston Darkes, all of whom meet the additional criteria for independence described in the paragraph above. None of the Compensation Committee members is currently the chief executive officer of a publicly traded entity. Ms. Taylor, Mr. Coutu and Ms. Kempston Darkes were members of the Compensation Committee throughout 2017.

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Risk Management Committee

The Risk Management Committee is responsible for monitoring the Corporation’s financial and non-financial risk exposures, including market, credit, operational, reputational, litigation and regulatory, fraud, bribery and corruption, health, safety and the environment, strategic, systemic and business risks, and the steps senior management has taken to monitor and control such risk exposures. The Committee regularly reports to the Board on its proceedings and any significant matters that it has addressed. The Risk Management Committee met four times in 2017.

As at May 1, 2018, the Risk Management Committee was comprised of the following four directors: Maureen Kempston Darkes (Chair), M. Elyse Allan, David W. Kerr and Youssef A. Nasr, all of whom are independent directors except for Mr. Kerr, who is an affiliated director. Mses. Kempston Darkes and Allan, and Messrs. Kerr and Nasr were members of the Risk Management Committee throughout 2017. Mr. Kerr is not standing for re-election to the Board at the meeting on June 15, 2018 and will be replaced on the Risk Management Committee following the meeting.

Reporting

Each Committee Chair provides a report to the Board following a meeting of their Committee. A Committee’s report to the Board provides a review of the matters that came before the Committee during its meeting and a summary of any decisions that the Committee made. Additionally, as part of the Committee’s report, the Committee will recommend any resolutions that it proposes for adoption by the Board. On an annual basis, each Committee provides a report to shareholders highlighting its work and achievements during the prior year.

Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, the Committees and individual directors. Each year, a survey is sent to independent directors inviting comments and suggestions on areas for improving the effectiveness of the Board and its Committees. The results of this survey are reviewed by the Governance Committee, which makes recommendations to the Board as required. Each independent director also receives a self-assessment questionnaire and all directors are required to complete a skill-set evaluation which is used by the Governance Committee for planning purposes.

The Chair holds private interviews with each non-management director annually to discuss the operations of the Board and its Committees, and to provide any feedback on the individual director’s contributions. This interview process also includes a peer review, where each director is asked to provide feedback to the Chair on the performance of their colleagues on the Board. The Chair reports on these interviews to the Governance Committee as a basis for recommending to the Board measures to improve individual director performance and the overall effectiveness of the Board.

Board and Management Responsibilities

Separate Chair and CEO

The Corporation formally separates the positions of Chair and CEO and reserves the Chair position for an independent director. The Chair is Frank McKenna, an independent director, and the CEO is Bruce Flatt. The Board has adopted written position descriptions for each of the Chair and CEO, which are summarized below, as well as position descriptions for each Committee Chair. These position descriptions are reviewed annually by the Board and posted on the Corporation’s website, https://bam.brookfield.com under “Corporate Governance.”

The Chair manages the business of the Board and ensures that the functions identified in the Board’s Charter are being carried out effectively by the Board and its Committees. In addition, the Chair is responsible for: approving the agenda for each Board meeting after consultation with the CEO and the CFO; ensuring directors receive the information required to perform their duties; ensuring an appropriate Committee structure is in place; providing for an evaluation system to assess the performance of the Board as a whole, the Committees and individual directors; and working with the CEO and senior management of the Corporation in monitoring progress on strategic planning, policy implementation and succession planning. The Chair also presides over all private sessions of the independent directors of the Board that take place following each Board meeting and is responsible for ensuring that matters raised during these meetings are reviewed with management and acted upon.

The CEO provides leadership to the Corporation and, subject to approved policies and direction by the Board, manages the business and affairs of the Corporation and oversees the execution of its strategic plan. In addition, the CEO is responsible for the following functions: presenting to the Board for approval an annual strategic plan for the Corporation; presenting to the Board for approval the Corporation’s capital and operating plans on an ongoing basis; acting as the primary spokesperson for the Corporation; presenting to the Board for approval an annual assessment of senior management and succession plans; appointing or terminating senior executives

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of the Corporation; and, together with the CFO, ensuring that controls and procedures are in place to ensure the accuracy and integrity of the Corporation’s financial reporting and public disclosures.

Management’s Relationship to the Board

The Corporation’s senior management team reports to and is accountable to the Board. Members of management attend Board meetings at the invitation of the Chair and Committee meetings at the invitation of the respective Committee Chairs.

The information provided by management to directors is critical to Board effectiveness. In addition to the reports presented to the Board and its Committees at meetings, the directors are also kept informed by management on a timely basis of corporate developments and key decisions taken by management in pursuing corporate objectives. The directors annually evaluate the quality, completeness and timeliness of information provided by management to the Board.

Strategic Planning

The Board oversees the Corporation’s strategy to provide world-class alternative asset management services on a global basis, focused on real assets in real estate, renewable power, infrastructure, and private equity. To facilitate this strategy, the Corporation develops an annual business plan to ensure the compatibility of shareholder, Board and management views on the Corporation’s strategic direction and performance targets, and the effective use of shareholder capital. The Board meets once a year at an annual strategy session to review the strategic initiatives and annual business plan submitted by senior management.

At the Board’s annual strategy session, the Board reviews the Corporation’s business model, which is to raise capital in various forms from institutional and public market investors and utilize its global reach to identify and acquire high quality assets at favourable valuations, finance them prudently, and then seek to enhance the cash flows and values of these assets through established operating business groups. The Corporation’s strategic plan is designed to achieve attractive long-term total returns for shareholders while minimizing risk. At the annual strategy session, the Board evaluates the strategic plan and management’s annual accomplishments versus the corporate objectives set forth in the plan.

The Board must approve the annual business plan, which provides a mandate for senior management to conduct the affairs of the Corporation within the terms of the plan. This occurs in December of each year, where the Board reviews and then approves management’s business plan for the coming year. Material deviations from the annual business plan are reported to and considered by the Board.

Time is spent at each Board meeting discussing the Corporation’s strategy with management in the context of corporate opportunities and strategic initiatives across the organization. On a quarterly basis, the Board reviews the current global economic climate as applicable to Brookfield and its businesses, in the event that adjustments to the Corporation’s strategy may be considered.

Risk Management Oversight

Managing risk is an integral part of the Board’s activities. The Corporation has established a risk management framework for managing risks across the organization and the Board has overseen the development of a disciplined and focused approach to risk management.

Given the diversification and scope of Brookfield’s operations, the Corporation seeks to ensure that risk is managed as close to its source as possible, and by management teams that have direct and ongoing knowledge and expertise in the business or risk area. As such, business specific risks are generally managed at the business unit level, as the risks vary based on the unique business and operational characteristics. At the same time, the Corporation utilizes a coordinated approach to risks with the potential to impact Brookfield’s asset management franchise as a whole, as well as risks that tend to be more pervasive and correlated in their impact across the organization, and where management can bring together specialized knowledge to better manage these risks.

At least quarterly, management reports to the Board and its Committees on developments and progress made on strategies for managing key risks.

The Board has governance oversight for risk management with a focus on the more significant risks facing the Corporation, and builds upon management’s risk assessment processes. The Board has delegated responsibility for the oversight of specific categories of risks to its Committees as follows:

Audit Committee

Oversees the management of risks related to Brookfield’s systems and procedures for financial reporting, as well as for associated audit processes (both internal and external). Part of the Audit Committee’s responsibilities is the review and approval of the internal audit plan, which is designed to ensure alignment with risk management activities and organizational priorities.

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Governance and Nominating Committee

Oversees the risks related to Brookfield’s governance structure, including the effectiveness of Board and Committee activities and potential conflicts of interest.

Management Resources and Compensation Committee

Oversees the risks related to Brookfield’s management resource matters, including succession planning, executive compensation, and the job descriptions and annual objectives of senior executives, as well as performance against those objectives.

Risk Management Committee

Oversees the management of Brookfield’s significant financial and non-financial risk exposures and reviews risk management practices with management to assess the effectiveness of efforts to mitigate key organizational risks, as well as confirm that the Corporation has an appropriate risk taking philosophy and suitable risk capacity.

Environmental, Social and Governance (“ESG”) Management

ESG management is a key consideration in the way the Corporation conducts business, as our long-term owner-operator approach to our asset management business means that in many cases we are well positioned to be a positive influence and take active measures to implement effective ESG programs. Many of these programs have been in place for decades, and we are continuing to address new ESG priorities as they emerge, such as those relating to the workplace and climate change.

We recognize that it is important to effectively communicate ESG practices to our stakeholders, because it increasingly influences their decisions. For example, many potential investors consider ESG ratings when purchasing our shares. This year we have provided robust ESG disclosures across our primary public documents to emphasize the significant importance of ESG to the Corporation and detail the initiatives we are pursuing in this area.

We have developed a multifaceted approach to managing ESG factors throughout Brookfield. The management teams in each of our business groups, including portfolio companies and operating businesses, have primary responsibility for the management of ESG factors within their operations. This approach ensures full alignment between responsibility, authority, experience and execution, and is particularly important given the wide range of asset types and locations in which we operate. At the same time, we work together collectively across the organization utilizing committees and working groups, such as our ESG Committee, to provide guidance, establish common principles and share best practices throughout the organization. We have incorporated ESG factors into our governance framework and strategic planning, both at the Board and senior executive leadership levels.

Our commitment to a long-term ownership philosophy underpins our belief that long-term sustainability is key to our business and, by extension, effective management of ESG factors is key to our success. The Board believes in the importance of giving due consideration to ESG when conducting all our business activities and takes an active approach in setting a leadership tone for Brookfield on ESG management.

Communication and Disclosure Policies

The Corporation has a disclosure policy (the “Disclosure Policy”) which summarizes its policies and practices regarding public disclosures of information to investors, analysts and the media. The Disclosure Policy ensures that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Disclosure Policy is reviewed annually by the Board and is posted on the Corporation’s website, https://bam.brookfield.com under “Corporate Governance.”

The Corporation keeps its shareholders informed of progress and developments through a comprehensive annual report, quarterly interim reports and periodic news releases. The Corporation’s website provides summary information on the Corporation and ready access to its published reports, news releases, statutory filings and supplementary information provided to analysts and investors. Brookfield may, subject to applicable securities laws, disseminate important information exclusively via its website and shareholders and others should consult the website to access this information regarding the Corporation and its affairs.

Directors and management meet with the Corporation’s shareholders at the annual meeting of shareholders in Toronto and, in the case of management, the annual investor day in New York (“Investor Day”), and are available to respond to questions at these events. At Investor Day, management makes presentations to shareholders, investors and analysts on our recent performance, our plans for the future and our prospects. Shareholders who wish to contact the Chair or other Board members can do so through the Corporate Secretary of the Corporation by phone at 1-866-989-0311 or by email at enquiries@brookfield.com.

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The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investors and investment analysts and hosts quarterly conference calls by webcast to discuss the Corporation’s financial results, with a transcript of these calls posted on the Corporation’s website. Management ensures that the media are kept informed of developments on a timely basis and have an opportunity to meet and discuss these developments with the Corporation’s designated spokespersons.

Code of Business Conduct and Ethics

The Corporation’s policy is that all its activities be conducted with the utmost honesty and integrity and in compliance with all legal and regulatory requirements. The Corporation’s Code of Business Conduct and Ethics (the “Code”) sets out the guidelines and principles for how directors and employees should conduct themselves as members of the Brookfield team. Preserving our corporate culture is vital to the organization and following the Code helps us do that.

All directors, officers and employees of the Corporation are required to provide a written acknowledgment upon joining Brookfield that they are familiar with and will comply with the Code. All directors, officers and employees of the Corporation are required to provide this same acknowledgment annually.

The Board annually reviews the Code to consider whether to approve changes in the Corporation’s standards and practices. Compliance with the Code is monitored by the Board through its Risk Management Committee, which receives regular reports on any non-compliance issues from the Corporation’s internal auditors. The Code is posted on the Corporation’s website, https://bam.brookfield.com under “Corporate Governance” and is filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

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Report of the Audit Committee

The following is a summary of the Audit Committee’s work during 2017, in accordance with its Charter:	MANDATE

The Audit Committee oversees Brookfield’s financial reporting and disclosure, and compliance with applicable laws and regulations governing reporting and disclosure.

The Audit Committee Charter and the Audit Committee Chair’s position description are available at https://bam.brookfield.com under “Corporate Governance.”

Financial Reporting

•   Reviewed the annual and interim financial statements, external auditor’s reports, management’s discussion and analysis, supplemental information, financial news releases, officer certifications and all other disclosure documents containing material audited or unaudited financial information

• Reviewed the systems and procedures used in preparing financial statements and reports
• Monitored the effectiveness of disclosure controls and procedures and internal controls over financial reporting

•   Received presentations from management on areas relevant to the Audit Committee’s oversight of financial reporting and the role of the Audit Committee in reviewing consolidated financial information of the Corporation

External Auditor

• Recommended the firm of chartered accountants to be nominated for appointment as the external auditor by the Corporation’s shareholders

• Evaluated the external auditor’s performance and monitored the quality and effectiveness of the relationship among the external auditor, management and the Audit Committee

• Reviewed and approved proposed external audit engagement and fees for the year

• Monitored the independence of the external auditor and received the external auditor’s report on its independence

• Reviewed the planned scope of the audit, the areas of special emphasis and the materiality thresholds proposed to be employed

• Approved the Audit Policy governing the pre-approval of audit and non-audit services provided by the external auditor to the Corporation and the ratification of services delivered

• Reviewed reports from the external auditor on internal control issues identified in the course of its audit and attestation activities

•   Reviewed reports from the external auditor of Brookfield Business Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Property Partners L.P. to understand areas of significant judgment and audit risks

• Met with the external auditor in private sessions after each Audit Committee meeting without management present

Internal Auditors

• Reviewed the quarterly activities and reports of the internal auditors, including completed audits, follow-up plans for outstanding matters raised and other priorities

• Received a report of the Corporation’s plan to comply with the provisions of the Sarbanes- Oxley Act

• Reviewed the performance of the internal auditors

• Reviewed and approved the internal auditors’ audit plan

• Met independently with the internal auditors

Financial Literacy of Audit Committee Members

• Assessed the financial literacy of each Audit Committee member

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Other Duties and Responsibilities
• Reviewed and approved the Charter of the Audit Committee and the internal auditors
• Reviewed and approved the Report of the Audit Committee included in the 2017 management information circular
• Reviewed the Audit Committee’s annual work program
• Monitored the governance and control activities of the Corporation related to the responsibilities of the Audit Committee
• Reviewed and approved the company’s quarterly valuation analysis in respect of the United States Investment Company Act of 1940
• Reviewed senior management’s expenses
• Monitored the quality of the Corporation’s finance function and its alignment with the scale and breadth of the Corporation’s business
• Met privately as an Audit Committee after every meeting

MEMBERSHIP	Marcel R. Coutu, Chair M. Elyse Allan Angela F. Braly

FINANCIAL LITERACY	All members are ‘‘financially literate’’ as required by the CSA and Mr. Coutu is a designated financial expert.

INDEPENDENCE	All members meet Board-approved independence standards which are derived from the CSA corporate governance guidelines.

For more information about the Audit Committee as required by Part 5 of NI 52-110, see the “Audit Committee Information” section on pages 28 to 29 of the AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Auditor’s Fees

See pages 20 to 21 of this Circular for a description of the fees that Deloitte received for services rendered during the year ended December 31, 2017.

The Audit Committee met seven times in 2017. In addition, the Chair of the Audit Committee met regularly with the external auditor, the internal auditors and management.

This report has been adopted and approved by the Audit Committee:

Marcel R. Coutu, Chair; M. Elyse Allan and Angela F. Braly.

2018 MANAGEMENT INFORMATION CIRCULAR / 35

Report of the Governance and Nominating Committee
The following is a summary of the Governance Committee’s work during 2017, in accordance with its Charter:	MANDATE
Composition and Performance of the Board and its Committees	The Governance Committee oversees Brookfield’s approach to corporate governance.
(i) Director Nominations
• Reviewed the size, composition and diversity of the Board and its Committees	The Governance and Nominating Committee Charter and the Governance and Nominating Committee Chair’s position description are available at https://bam.brookfield.com under “Corporate Governance.”
• Reviewed the competencies and skills represented on the Board and the skills required of directors and the Board as a whole
• Maintained an “evergreen” list of director candidates
• Selected two new candidates to serve on the Board and stand as director nominees at the 2017 meeting of shareholders
• Approved eight Class A Share director nominees and eight Class B Share director nominees for election by the shareholders and recommended them to the Board
(ii) Evaluation of the Board, its Committees and Individual Directors
• Reviewed the performance of the Board, its Committees and individual directors
• Reviewed the process for evaluating the performance of the Board and the individual directors
• Reviewed and approved the current director appointments to the Committees
Director Compensation
• Reviewed compensation paid to the Chair and to the independent and affiliated directors
Disclosure
• Reviewed and approved the Corporation’s Statement of Corporate Governance Practices and other corporate governance disclosure for inclusion in the 2017 management information circular
• Reviewed and approved the Report of the Governance Committee included in the 2017 management information circular
Corporate Governance
• Set the Board Work Plan for 2018
• Evaluated and recommended enhancements to the Corporation’s governance practices
• Determined the executive officers of the Corporation
• Evaluated the Board and Committee Charters, the Board Position Descriptions and the Charter of Director Expectations
• Reviewed and approved the Code, Personal Trading Policy, Disclosure Policy and Say on Pay Policy
• Reviewed a list of the major shareholders of the Corporation and details of the material arrangements between the Corporation and Partners Limited

MEMBERSHIP	Frank J. McKenna, Chair Seek Ngee Huat Diana L. Taylor

INDEPENDENCE	All members meet Board-approved independence standards which are derived from the CSA corporate governance guidelines.

The Governance Committee met two times in 2017.

This report has been adopted and approved by the members of the Governance Committee:

Frank J. McKenna, Chair; Seek Ngee Huat and Diana L. Taylor.

36 / BROOKFIELD ASSET MANAGEMENT INC.

Report of the Management Resources and Compensation Committee

The following is a summary of the Compensation Committee’s work during 2017, in accordance with its Charter:	MANDATE
Succession Planning

The Compensation Committee oversees Brookfield’s management resources and compensation strategy, plans, policies and practices.

The Compensation Committee Charter and the Compensation Committee Chair’s position description are available at https://bam.brookfield.com under “Corporate Governance.”

• Reviewed and assessed the Corporation’s management resource planning program
• Reviewed and assessed senior executive performance
• Assessed senior executive succession candidates
• Reviewed the Corporation’s diversity and high-potential executive development initiatives
Executive Compensation Philosophy
• Reviewed the Corporation’s compensation philosophy
• Reviewed the Corporation’s compensation policies related to alignment of interests between its executives and shareholders

•   Assessed the alignment of interests of the members of the Executive Committee (as defined on page 43 of the Circular) through equity ownership with the creation of shareholder value over the long-term

• Assessed the risks associated with the Corporation’s compensation approach, policies and practices

Appointment and Compensation of Senior Management

• Reviewed and approved the compensation of senior management

• Evaluated the Annual Management Incentive Plan and Long-Term Share Ownership Plans

•   Reviewed and approved the (i) Annual Management Incentive Plan awards and (ii) Long- Term Share Ownership Plan awards, and reviewed the future value of payouts related to share ownership awards made to senior management assuming various performance scenarios

CEO Performance, Evaluation and Compensation

• Evaluated the CEO’s performance

• Reviewed and approved the compensation of the CEO

• Reviewed the priorities for the CEO

Disclosure

• Reviewed and approved for recommendation to the Board the Report on Executive Compensation and the Report of the Compensation Committee to be included in the 2017 management information circular

Other Duties and Responsibilities

• Reviewed and approved the Charter of the Compensation Committee

• Reviewed and approved the CEO position description

MEMBERSHIP

Diana L. Taylor, Chair

Marcel R. Coutu

Maureen Kempston Darkes

The Board has restricted the criteria for membership in the Compensation Committee by requiring that not more than one-third of its members are chief executive officers of any publicly traded entity. None of the Committee members is the chief executive officer of a publicly traded entity.

INDEPENDENCE	All members meet Board-approved independence standards which are derived from the CSA corporate governance guidelines.

The Compensation Committee met two times in 2017.

This report has been adopted and approved by the members of the Compensation Committee:

Diana L. Taylor, Chair; Marcel R. Coutu and Maureen Kempston Darkes.

2018 MANAGEMENT INFORMATION CIRCULAR / 37

Report of the Risk Management Committee

The following is a summary of the Risk Management Committee’s work during 2017, in accordance with its Charter:	MANDATE

Risk Management

•   Reviewed and considered with senior management the Corporation’s risk capacity, risk taking philosophy and approach to determining an appropriate balance between risk and reward

•   Reviewed and evaluated the Corporation’s significant financial risk exposures, including currency, interest rate, credit, and market risks, and the steps senior management took to monitor and manage such risk exposures (through hedges, swaps, other financial instruments, and otherwise), including the management of counterparty risk, in compliance with applicable policies

•   Reviewed and discussed with senior management the Corporation’s significant non-financial risk exposures, including strategic, reputational, operational, regulatory and business risks, and the steps senior management took to monitor and control such risk exposures in compliance with applicable policies

•   Reviewed and confirmed with senior management that material non-financial information about the Corporation and its subsidiaries that is required to be disclosed under applicable law and stock exchange rules was disclosed

•   Reviewed with senior management the quality and competence of management appointed to administer risk management functions

•   Reviewed with senior management the Corporation’s compliance programs

•   Reviewed the Corporation’s insurance coverage, deductible levels, reinsurance requirements and various risk sharing protocols

•   Reviewed, with legal counsel where required, such litigation, claims, tax assessments and other tax-related matters, transactions, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results, the Corporation’s reputation or which may otherwise adversely affect the financial well-being of the Corporation

•   Reviewed and evaluated the Corporation’s susceptibility to fraud and corruption and management’s processes for identifying and managing the risks of fraud and corruption

•   Considered other matters of a risk management nature as directed by the Board

Other Duties and Responsibilities

•   Reviewed and recommended for approval the Charter of the Risk Management Committee

•   Reviewed and approved the Corporation’s Treasury and Financial Risk Management Policy

•   Reviewed and approved the Corporation’s Anti-Bribery and Corruption Policy and Program

•   Reviewed and approved the Corporation’s Tax Risk Management Policy

The Risk Management

Committee oversees

Brookfield’s corporate risk management activities.

The Risk Management Committee Charter and the Risk Management Committee Chair’s position description are available at https://bam.brookfield.com under “Corporate Governance.”

MEMBERSHIP	Maureen Kempston Darkes, Chair M. Elyse Allan David W. Kerr Youssef A. Nasr

INDEPENDENCE	Three members of the Committee, Ms. Kempston Darkes, Ms. Allan and Mr. Nasr, meet Board approved independence standards which are derived from the CSA corporate governance guidelines. Mr. Kerr is an affiliated director and is therefore not considered independent.

The Risk Management Committee met four times in 2017.

This report has been adopted and approved by the members of the Risk Management Committee:

Maureen Kempston Darkes, Chair; M. Elyse Allan; David W. Kerr and Youssef A. Nasr.

38 / BROOKFIELD ASSET MANAGEMENT INC.

PART FOUR – DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

Director Compensation

Compensation Elements

The compensation program of the Board is as follows (in U.S. dollars):

Compensation Elements	Amount		Comments
Board Chair Retainer	$500,000	(a)	The Chair does not receive any additional compensation for serving as the Chair of the Governance Committee.
Director Retainer (b)	$200,000
Audit Committee Chair Retainer	$35,000
Compensation and Risk Management Committee Chair Retainers	$15,000
Audit Committee Member Retainer (Non-Chair)	$10,000
Travel Stipend – for non-residents of the Toronto and New York City areas	$15,000		This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings, and is in addition to reimbursement for travel and other out-of-pocket expenses.

(a)	Currently taken 100% in DSUs.
(b)	For non-Chair and non-management directors.

Members of management who serve as directors of the Corporation do not receive any compensation in their capacity as directors.

The Governance Committee annually reviews the compensation paid to the Chair and non-management directors, taking into account the complexity of the Corporation’s operations, the risks and responsibilities involved in being a director of the Corporation, the requirement to participate in regularly scheduled and special Board meetings, expected participation on Committees of the Board and the compensation paid to directors of comparable companies. In March 2018, the Board, acting upon the recommendation of the Governance Committee, raised the Director Retainer from $150,000 to $200,000, effective January 1, 2018. This recommendation followed a comprehensive review of director compensation practices at comparable publicly traded companies. The increase recognizes the substantial international growth of Brookfield over the past few years and acknowledges the efforts of the Board in overseeing the Corporation’s increasingly complex business and affairs. All other compensation remains unchanged, including the Board Chair Retainer.

In 2017, the directors, excluding Mr. Flatt and Mr. Blidner, collectively received annual director compensation having a total value of $2,988,096, excluding all other compensation unrelated to Board membership. Directors’ compensation was comprised of cash and other compensation of $847,766 and DSUs of the Corporation valued at $2,140,330, which represented approximately 28% and 72%, respectively, of total compensation paid to these directors during 2017.

Other than cash and DSU compensation set forth in the prior paragraph, no other compensation was paid to non-management directors related to their Board membership. No directors elected to receive Restricted Shares as part of their director compensation in 2017.

2018 MANAGEMENT INFORMATION CIRCULAR /39

2017 Director Compensation

The following table sets out compensation received during 2017 by the Corporation’s directors (a) (in U.S. dollars):

Name	Board Position	Fees Earned in Cash ($)		Share-Based Awards (DSUs) ($) (b)		All Other Compensation ($) (c)		Compensation Total ($)
M. Elyse Allan		—		157,500		—		157,500
Angela F. Braly		—		175,000	(f)	—		175,000
Jack L. Cockwell		146,533	(d)	—		3,467	(e)	150,000
Marcel R. Coutu	Audit Committee Chair (since June 16, 2017)	—		193,750	(f)	—		193,750
Murilo Ferreira (g)		—		89,300	(f)	—		89,300
Robert J. Harding		150,000		—		—		150,000
Maureen Kempston Darkes	Risk Management Committee Chair	82,500		82,500		—		165,000
David W. Kerr		75,000		75,000		—		150,000
Philip B. Lind (h)		—		73,845		—		73,845
Frank J. McKenna (i)	Board Chair and Governance Committee Chair	—		500,000		—		500,000
Rafael Miranda (g)		—		89,300	(f)	—		89,300
Youssef A. Nasr		41,250		123,750	(f)	—		165,000
Lord O’Donnell		—		165,000	(f)	257,780	(j)	422,780
Seek Ngee Huat		—		165,000	(f)	—		165,000
Diana L. Taylor	Compensation Committee Chair	—		165,000		—		165,000
George S. Taylor (h)	Audit Committee Chair (until June 16, 2017)	—		85,385		—		85,385

Total		$495,283		$2,140,330		$261,247		$2,896,860

(a)	Mr. Flatt and Mr. Blidner do not receive any compensation in their capacity as directors of the Corporation or for any other board that they sit on for the Corporation. For Mr. Flatt’s compensation as CEO, see pages 45 and 59 to 61 of this Circular.
(b)	The value of each DSU is equal to the closing price of a Class A Share on the NYSE on the grant date of the DSU.
(c)	The figures in this column do not include DSUs awarded in respect of the spin off of Trisura Group Ltd. (“TSU”) from Brookfield. On June 22, 2017, the Corporation paid a special dividend of one TSU share for every 170 Class A Shares of the Corporation held. In recognition of the resultant decrease in the intrinsic value of RSUs issued under the RSU plan, the Board approved a special cash bonus in the form of DSUs based on the five-day volume-weighted average price of the Class A Shares for the period ended June 28, 2017. Mr. Cockwell received 4,936 DSUs with a value of $193,525 in connection therewith. The Corporation has not included this award in the table on the basis that this award is compensation in respect of share-based awards made in prior years.
(d)	Mr. Cockwell received C$150,000 for director services to the Corporation in 2017 because his compensation is paid in Canadian dollars during the year through the Corporation’s payroll system. In 2018, a lump sum payment of $30,868 (C$40,031 converted to U.S. dollars at the average exchange rate for 2017 of C$1.00 = US$0.7711 as reported by Bloomberg) was received by Mr. Cockwell to bring the value of total compensation for 2017 to $150,000.
(e)	Mr. Cockwell received health benefits under the Corporation’s health plan.
(f)	Includes travel stipend to eligible directors of $15,000.
(g)	Messrs. Ferreira and Miranda were first elected to the Board on June 16, 2017 and received fees from such date onwards.
(h)	Messrs. Lind and Taylor served on the Board until June 16, 2017 and received fees until such date.
(i)	Mr. McKenna received an annual retainer of $500,000 in 2017. He does not receive any additional compensation for serving as the Governance Committee Chair.
(j)	Lord O’Donnell has entered into an advisory relationship with the Corporation in respect of its European operations for an annual fee of £200,000. In 2017, under this arrangement Lord O’Donnell received fees of $257,780 (£200,000 converted to U.S. dollars at the average exchange rate for 2017 of £1.00 = US$1.2889 as reported by Bloomberg).

Directors are also reimbursed for travel and other out-of-pocket expenses incurred to attend Board or Committee meetings. During 2017, the directors, excluding Mr. Flatt and Mr. Blidner, received an aggregate of $157,929 for reimbursement of such expenses.

The following tables set out information relating to options and other share-based awards granted to directors, excluding Mr. Flatt and Mr. Blidner, whose awards relate to their roles as executive officers of the Corporation and are disclosed under “Compensation of Named Executive Officers” beginning on page 59 of this Circular.

40 / BROOKFIELD ASSET MANAGEMENT INC.

Outstanding Share-Based Awards as at December 31, 2017 (Management directors excluded)

		Share-Based Awards (a) Deferred Share Units (DSUs)
Name	Number of Unvested DSUs (#)	Market Value of Unvested DSUs ($) (b)	Number of Vested DSUs (#)	Market Value of Vested DSUs ($) (b)
M. Elyse Allan	—	—	9,241	402,356
Angela F. Braly	—	—	13,419	584,281
Jack L. Cockwell	—	—	707,231	30,780,444
Marcel R. Coutu	—	—	44,605	1,941,442
Murilo Ferreira (c)	—	—	2,135	92,968
Robert J. Harding	—	—	631,346	27,476,295
Maureen Kempston Darkes	—	—	51,953	2,261,148
David W. Kerr	—	—	29,067	1,265,176
Philip B. Lind	—	—	131,143	5,707,596
Frank J. McKenna	—	—	155,966	6,788,795
Rafael Miranda (c)	—	—	2,135	92,968
Youssef A. Nasr	—	—	23,257	1,012,359
Lord O’Donnell	—	—	24,274	1,056,821
Seek Ngee Huat	—	—	27,787	1,209,666
Diana L. Taylor (d)	—	—	30,461	1,326,030
George S. Taylor	—	—	104,948	4,567,480

(a)	Non-management directors only have Deferred Shares Units (DSUs) outstanding and no Options or Restricted Share Units (RSUs) outstanding, other than Mr. Cockwell who has RSUs outstanding as shown in the table below.
(b)	The market value is based on the closing price of a Class A Share on the TSX on December 29, 2017 of $43.52 (C$54.72 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7953) and on the NYSE on December 29, 2017 of $43.54, as applicable.
(c)	Messrs. Ferreira and Miranda joined the Board on June 16, 2017.
(d)	Excludes the market value of vested DSUs of Brookfield Property Partners L.P. of $951,584.

Outstanding Restricted Share Units as at December 31, 2017

	Restricted Share Units (RSUs) (a)
Name	Number of Restricted Share Units (#)	Issuance Price (b) ($)	Market Value as at December 29, 2017 (c) ($)
Jack L. Cockwell	84,375	4.68	3,276,905
	574,817	7.09	20,941,842
	405,000	10.83	13,240,775

	1,064,192		37,459,522

(a)	RSUs are not redeemable until cessation of employment and have no expiration date.
(b)	The RSU issuance price is in Canadian dollars and is presented in the table converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 29, 2017 of C$1.00 = US$0.7953.
(c)	The market value is the amount by which the closing price of the Corporation’s Class A Shares on December 29, 2017 exceeded the issuance price of the RSU award. The closing price of a Class A Share on the TSX on December 29, 2017 was $43.52 (C$54.72 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7953).

2018 MANAGEMENT INFORMATION CIRCULAR / 41

Equity Ownership of Directors

Director Share and DSU Ownership Requirements

The Board believes that its directors can better represent the Corporation’s shareholders if they have aligned economic exposure. Accordingly, directors are required to hold Class A Shares, DSUs, Restricted Shares or other equity securities, directly or indirectly, of the Corporation having a value of at least three times their Annual Retainer. This minimum ownership requirement is currently $600,000 for non-management directors and $1,500,000 for the Chair (the minimum ownership requirement for non-management directors, excluding the Chair, increased from $450,000 last year). A director must achieve this minimum ownership requirement within five years of joining the Board.

All independent directors are required to receive at least 25% of their Annual Retainer in DSUs (see “Long-Term Share Ownership Plans” on pages 50 to 51 of this Circular). Independent directors who have not reached the minimum ownership requirement are required to receive at least 50% of their Annual Retainer in DSUs. Subject to these requirements, all non-management directors have the option of electing to receive their Annual Retainer in DSUs, Restricted Shares or cash.

As at May 1, 2018, all of the proposed nominees for election to the Board who are required to meet the ownership requirement have done so. Overall, nine of the 13 non-management nominees for election to the Board have already surpassed the ownership threshold. The following directors, who have all joined the Board within the last five years as noted below, each take 100% of their Annual Retainer in DSUs and are on track to fulfill their ownership requirement within the 5-year time frame:

Director	Date Joined the Board	Ownership Deadline
Angela F. Braly	May 6, 2015	May 6, 2020
M. Elyse Allan	November 5, 2015	November 5, 2020
Murilo Ferreira	June 16, 2017	June 16, 2022
Rafael Miranda	June 16, 2017	June 16, 2022

Directors who are not members of management may not be awarded options.

Anti-Hedging Policy

In order to maintain the alignment of interests between the Corporation and its directors, the Corporation prohibits all directors, including management and affiliated directors, from using derivatives or other financial instruments to retain legal ownership of their shares or share units in the Corporation while reducing their exposure to changes in the Corporation’s share price. Moreover, a director may not hold a short position in any security of the Corporation or its affiliates, either by way of a short sale or by utilizing derivatives. This allows shareholders to determine a director’s true economic exposure to the Corporation’s equity.

Equity Ownership of Directors

The following table sets out the total number of Class A Shares, pro rata interest in Class A Shares and DSUs held by the 16 proposed nominees for election to the Board at the meeting. See pages 8 to 15 of this Circular for information on the individual equity ownership of the director nominees.

Holdings As at May 1, 2018	Class A Shares (#)	Pro Rata Interest in Class A Shares (a) (#)	DSUs (#)	Total Class A Shares, Pro Rata Interest in Class A Shares & DSUs (#)
Total	30,861,409	55,708,730	4,343,872	90,914,011

(a)	Includes (i) the directors’ pro rata interests in Class A Shares held by Partners Limited and PVI (on a consolidated basis) and (ii) the directors’ Escrowed Shares, which also represent an indirect pro rata interest in Class A Shares. The value of these indirect pro rata interests is impacted by a number of factors including the terms of their ownership, the capital structure of each company, the value of the Class A Shares held by each company and their net liabilities and preferred share obligations.

42 / BROOKFIELD ASSET MANAGEMENT INC.

PART FIVE – COMPENSATION DISCUSSION AND ANALYSIS

Executive Overview

The Compensation Discussion and Analysis (“CDA”) provides a detailed description of the Corporation’s executive compensation philosophy and programs, the decisions the Compensation Committee has made under these programs, as well as the factors they considered in making such decisions.

The Corporation’s operations are organized into five operating business groups. These business groups include real estate, infrastructure, renewable power, private equity and public securities. The executive committee (the “Executive Committee”) includes 18 senior executives of the Corporation and its subsidiaries (“Senior Executives”). Certain of the Senior Executives who: (i) have responsibility for overall corporate activity; (ii) are in charge of one of the Corporation’s principal business units, divisions or functions; or (iii) perform a similar policy making function for the Corporation are executive officers of the Corporation (“Executive Officers”). The remaining Senior Executives are members of senior management who have other leadership responsibilities.

The Corporation’s compensation philosophy described in the CDA is applicable for all corporate executives; however, the focus is on the compensation of our Named Executive Officers for 2017 who were:

Named Executive Officer	Position
J. Bruce Flatt	Senior Managing Partner and CEO
Brian D. Lawson	Senior Managing Partner and CFO
Brian W. Kingston	Senior Managing Partner
Cyrus Madon	Senior Managing Partner
Samuel J.B. Pollock	Senior Managing Partner

The Compensation Committee approves the compensation for the Named Executive Officers and the other 13 senior executives of the Corporation who are members of our Executive Committee.

The Board has charged the Executive Committee with building a global asset management business focused on long-term sustainable growth in cash flows. The following table outlines the key business accomplishments for 2017:

2017 Business Achievements

•	Expanded our asset management activities

•	Increased fee-bearing capital by over $16 billion to $126 billion, contributing to a 26% increase in fee-related earnings

•	Generated a record level of unrealized carried interest resulting in ending accumulated unrealized carried interest of $2.1 billion, more than double that of the prior year

•	Progressed new product strategies including open-ended credit funds and advanced our fundraising efforts in the high net worth channel, raising over $400 million in 2017

•	Invested $15 billion of capital during the year, which included $5 billion of private fund capital, $5 billion from listed partnerships and $4 billion of co-investments

•	Investments included a Brazilian natural gas business, a global portfolio of renewable power assets, a Brazilian water distribution business, a marine energy services business and real estate properties and portfolios globally

•	Significant capital deployed resulted in both our second flagship real estate fund and our fourth private equity fund being 80% committed or invested at the end of the year, positioning us for the next fund launch in both series

•	Increased funds from operations (“FFO”) by 18% to $3.8 billion, or $3.74 per share; Net income for 2017 was $1.5 billion, or $1.34 per share

•	Increased FFO prior to disposition gains to $2.5 billion, reflecting growth in fee-based revenues, contributions from recent acquisitions and solid operating results across our portfolio

•	Continued to sell mature assets at attractive valuations, realizing $1.3 billion of disposition gains

•	Generated net income of $1.5 billion or $1.34 per share, reflecting new businesses acquired during the year and operational improvements across our businesses, although resulting in lower net income from the prior year due to approximately $600 million in deferred tax recoveries recognized in 2016

2018 MANAGEMENT INFORMATION CIRCULAR / 43

Compensation Governance

The Compensation Committee establishes compensation programs that incorporate leading compensation governance principles. Highlighted below are some of the Corporation’s executive compensation policies and practices that are designed to (i) encourage executives to consider the risks associated with their decisions, (ii) minimize the risk that executives are rewarded in the short-term for actions which are detrimental in the long-term, and (iii) reinforce the alignment of the interests of management with the long-term interests of shareholders.

The following table outlines the Corporation’s policies and practices which incorporate leading compensation governance principles:

Policies and Practices:

•	Require senior management to own a significant interest in the Corporation

•	Require members of the Executive Committee to hold for at least one year, an interest in Class A Shares equal to the net proceeds realized on exercise of options

•	Provide for reimbursement of equity-based compensation in the event of restatements or detrimental conduct

•	Require long-term incentives to vest over five years

•	Termination provisions generally require departing executives to forfeit unvested awards

•	Do not provide defined benefit pension plans for any executives

•	Do not allow hedging of shares or share-based incentives

Aligning Pay with Performance

On average, approximately 85% of the value of compensation awarded to our Named Executive Officers is in the form of long-term incentive awards. The actual value of this compensation, which is earned over time, depends upon the performance of the Corporation’s Class A Shares.

Ratio of Named Executive Officer Compensation to Funds from Operations

The following table illustrates the total compensation awarded to the Named Executive Officers as a percentage of FFO:

	2017	2016	2015
Aggregate Named Executive Officer Compensation (a)	$28,008,596	$18,988,595	$22,823,409
As a Percentage of FFO (b)	0.7%	0.6%	0.9%

(a)	Aggregate Named Executive Officer Compensation is defined as the Total Compensation as it appears in the Summary Compensation Table on page 59 of this Circular.
(b)	FFO totalled $3.810 billion, $3.237 billion and $2.559 billion in 2017, 2016 and 2015, respectively (see page 106 of the Annual Report for further information on the non-IFRS measure “Funds From Operations”).

44 / BROOKFIELD ASSET MANAGEMENT INC.

Five Year Compensation Review – Chief Executive Officer

In fiscal years 2013 through 2017 inclusive, Mr. Flatt received a Base Salary of $3.04 million in aggregate. Base salary is the only cash compensation awarded to Mr. Flatt during that period.

Participation in the Corporation’s long-term share ownership plans, which are based on the performance of the Corporation’s Class A Shares, represented 89% of the value of the total compensation awarded to Mr. Flatt over the last five years.

The following table sets out the actual value of the total compensation awarded to Mr. Flatt over the last five years based on the value of a Class A Share as at December 29, 2017. Performance of the Class A Shares over the last five years on the TSX and NYSE can be found on page 58 of this Circular.

Total Cumulative Chief Executive Officer Compensation for Fiscal Years 2013 – 2017

		Total Compensation Fiscal Years 2013 – 2017 ($)
Cash Compensation
Base Salary (a)		3,050,000
Cash Incentive Paid		—

Total Cash Compensation		3,050,000

Long-Term Share Ownership Plan Awards (b):
Value upon Award (c)	26,471,491
Market Appreciation (d)	11,909,074

DSUs, Escrowed Shares and Restricted Shares (b)		38,380,565

Benefits and Perquisites
Other Compensation (e)		119,979

Total Cumulative Compensation 2013 – 2017		41,550,544

Average Annual Compensation (excluding Market Appreciation)		5,928,294

(a)	Sum of actual Base Salary paid in each financial year from January 1, 2013 to December 31, 2017 converted from C$ using the average Bloomberg exchange rate for each year, where applicable.
(b)	These values include DSUs, Escrowed Shares and Restricted Shares granted during the five-year period from January 1, 2013 to December 31, 2017 of Mr. Flatt’s tenure as CEO. DSUs are not redeemable until retirement.
(c)	The value of the DSUs and Restricted Shares are calculated based on the closing price of a Class A Share on the effective date of the award. The value of the Escrowed Shares is based on the stock market price of the Class A Shares at the time of the award and considers the potential increase in value based on a hold of 7.5 years, and the volatility, risk free rate and dividend growth rate at the time of the award.
(d)	The market appreciation for the DSUs and Restricted Shares is calculated as (i) the value of the DSUs and Restricted Shares (including the additional DSUs and Restricted Shares received under the dividend reinvestment program) using the closing price of a Class A Shares on the TSX on December 29, 2017 of $43.52 (C$54.72 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7953) or on the NYSE on December 29, 2017 of $43.54, as applicable, less (ii) the Value upon Award as described in note (c) above. The market appreciation for the Escrowed Shares is calculated as (i) the value of the Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company on the date of the award less (ii) the value of the Escrowed Shares on the date of the Award as described in note (c) above.
(e)	Other compensation paid in the financial year includes RRSP contributions. The value related to each year has been converted from C$ using the average Bloomberg exchange rate for that year.

Chief Executive Officer Ownership Interests in the Corporation

Consistent with the Corporation’s philosophy of aligning the interests of management and shareholders and fostering an entrepreneurial environment that encourages a focus on long-term value creation, Mr. Flatt has, over his 28 years with the Corporation, accumulated a number of ownership interests in the Corporation in the form of DSUs, options, RSUs, Restricted Shares and Escrowed Shares. In addition, and separate from any compensation arrangements, but relevant to the extent it aligns Mr. Flatt’s interests with shareholders, Mr. Flatt owns a number of Class A Shares of the Corporation. These ownership interests are held both directly, as shown on page 14 of this Circular, and through pro rata interests in Class A Shares largely owned through Partners Limited and PVI (see “Principal Holders of Voting Shares” on page 4 of this Circular).

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Compensation Philosophy

Our compensation arrangements are designed to:

The Corporation’s compensation arrangements align management’s interests with those of the Corporation’s shareholders.

Management, officers and directors of the Corporation and its affiliates hold direct, indirect and economic interests in approximately 210 million Class A Shares and share equivalents of the Corporation, representing an approximate 20% common equity interest.

•

attract and retain highly qualified and motivated executives who have confidence in, and are committed to, the Corporation’s overall business strategy and who are able and willing to create long-term shareholder value;

•	encourage long-term decision-making with a focus on capital preservation and risk adjusted returns;
•	foster an environment of teamwork and co-operation;
•	reward consistent performance over the longer term; and
•	be transparent to the employees and shareholders of the Corporation.

The goal is to align management’s interests with those of the Corporation’s shareholders. This is achieved by basing the most significant portion of management’s rewards, and therefore the opportunity for personal wealth creation, on the value of the Corporation’s shares.

While these are the objectives for compensation arrangements for all executives, the actual arrangements may differ between executives with broader corporate responsibilities and those who operate within specific business units. For example, executives in dedicated fund management groups may have compensation arrangements that also include a component more directly linked to the long-term performance of the fund being managed. However, the payments made under such plans are directly related to the value created for the fund’s investors which will, in turn, benefit the Corporation. These payments generally do not happen until there is certainty of the performance. The principles of rewarding risk management and value creation over the long-term, however, remain consistent across each of our businesses. Unless specifically noted otherwise, the remainder of the discussion in this report focuses on the Named Executive Officers but also pertains to executives of the Corporation who have corporate responsibilities.

In order to achieve the objectives set out above, executives receive a substantial portion of their compensation in awards under the Long-Term Share Ownership Plans described on pages 50 to 51 of this Circular which:

•	reinforces the focus on long-term value creation;

•	aligns the interests of executives with other shareholders of the Corporation; and

•	encourages management to follow a rigorous forward-looking risk assessment process when making business decisions.

The emphasis on equity compensation, which has long-term vesting and retention requirements, ensures that our executives make decisions and take risks in a manner that aligns with the long-term interests of shareholders.

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Elements of Compensation

During the past five years, total compensation for the Named Executive Officers has been comprised of approximately 11% Base Salary, 11% Annual Management Incentive Plan awards and 78% Long-Term Share Ownership Plan awards.	Total compensation for executives with corporate responsibilities is comprised of three elements: Base Salary, Annual Management Incentive Plan awards (“cash bonus”) and participation in the Corporation’s Long-Term Share Ownership Plans. Total annual compensation awarded to the Named Executive Officers and other senior executives generally does not change significantly from year to year. However, from time to time, the Compensation Committee grants special awards to executives who have taken on additional responsibilities and/or as a way to periodically recognize executives who have consistently performed at an exceptional level. These special awards are typically made in the form of participation in a Long-Term Share Ownership Plan. These special awards assist the Corporation in retaining key employees who have the potential to add value to the Corporation over the longer term.

Total compensation for executives who are at earlier stages in their careers also includes awards pursuant to the Corporation’s Long-Term Share Ownership Plans but a larger percentage of their total compensation is in the form of Base Salary and cash bonus awards in recognition of their personal needs and to be competitive within the alternative asset management industry. Furthermore, changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within the Corporation, they have the opportunity to receive their annual bonus in DSUs under the Corporation’s Deferred Share Unit Plan (as defined on page 50 of this Circular) or Restricted Shares under the Corporation’s Restricted Stock Plan. This enables executives to increase their ownership interest in the Corporation over time.

Named Executive Officer Compensation Mix (a)

The compensation mix for the Named Executive Officers is set out in the table below.

Annual Management Incentive
	Base Salary		Cash Bonus		DSUs / Restricted Shares		Long-Term Share Ownership		Percentage of Compensation at Risk
2017 Chief Executive Officer Other Named Executive Officers	11 11	% %	0 4	% %	0 7	% %	89 78	% %	89 85	% %

Five Years (2013 – 2017) Chief Executive Officer Other Named Executive Officers	11 11	% %	0 5	% %	8 7	% %	81 77	% %	89 85	% %

(a)	The Base Salary and cash bonus paid in each financial year were converted from C$ using the average Bloomberg exchange rate each year, where applicable.

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Overview of Compensation

Element	Purpose	How Determined
Base Salary

•   Deliver the only form of fixed compensation

•   CEO Base Salary is similar to other members of the Executive Committee, subject to cost of living differentials between employment locations

•   Not intended to be the most significant component of an executive’s compensation

• Base Salaries for senior and other executives are reviewed annually to reflect the relative experience and contribution of each executive

Annual Management Incentive Plan (Bonus)

Maximum target annual incentive is 100% of Base Salary

(There is a detailed description of the plan on page 49 and 2017 awards are described on pages 54 to 55 of this Circular)

•   Motivate and reward participants for achieving annual business objectives and for making decisions and taking actions consistent with the Corporation’s long-term focus

•   Foster a team-based approach to meeting long-term objectives

•   Not intended to be the most significant component of an executive’s compensation

•   Executives may elect to take bonuses in the form of DSUs or Restricted Shares

•   Annual cash bonuses are discretionary, based on individual, team and corporate performance

•   Awards are based on performance but are not formulaic or based solely on specific operational or individual annual performance targets

Long-Term Share Ownership Plans (There is a detailed description of each of the plans, including 2017 awards, on pages 50 to 51 of this Circular)

•   Align the executive’s interests with those of the Corporation’s shareholders

•   Foster a team-based approach to meeting long- term objectives

•   Enable participants to create personal wealth through an increase in the value of the Corporation’s shares

•   Motivate executives to improve the Corporation’s long-term financial success

•   Intended to be the most significant component of an executive’s compensation

•   The Corporation currently operates three Long-Term Share Ownership Plans and executives receive their long-term incentive awards in one of the following Plans:

1.  Management Share Option Plans (“MSOPs”)

2.  Deferred Share Unit Plans

3.  Restricted Stock Plans

•   Restricted Stock Plan

•   Escrowed Stock Plan

•   Annual participation in each plan is dependent on the business unit and the level of the executive

•   Named Executive Officers receive their long-term incentive award in the form of Escrowed Shares under the Escrowed Stock Plan

Group Benefits Health Insurance Retirement Savings Plan	• Provide health and dental benefits and life and disability insurance coverage • Provide tax deferred retirement savings

•   All employees, including the Named Executive Officers, are eligible to participate in health, dental and insurance plans which vary by location

•   All employees, including the Named Executive Officers, and other members of the Executive Committee, are eligible to receive an annual contribution to a registered retirement savings plan equivalent to a nominal percentage of Base Salary based on local market practice. The percentage is the same for all executives

•   There are no defined benefit pension plans in place for the Named Executive Officers or any other executive

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Incentive Plan Overview

Annual Management Incentive Plan (Bonus)

The Corporation believes that, given its focus on the long-term when making decisions, the impact of which is difficult to assess in the short-term, a heavy emphasis on annual incentives and a formulaic calculation of awards based on the achievement of annual operational or individual performance targets may not appropriately reflect decisions that are fully aligned with the long-term strategy of the Corporation. Accordingly, the Bonus typically represents less than 15% of an Executive Officer’s total compensation.

The Compensation Committee believes that its ability to exercise discretion and judgment is critical to ensuring that annual incentives reflect the assessment of risk in the decisions and actions taken by management and consider unexpected circumstances or events that have occurred during the year. Accordingly, for members of the Executive Committee, including the Named Executive Officers, the Compensation Committee starts with a review of the management team’s collective performance in meeting the broader business plan objectives. These objectives include both short-term operational goals and objectives related to the implementation of the long-term business strategy. Given the emphasis on long-term value creation, it is not unusual for some of the objectives set at the beginning of the year to change during the year. Each year, the Compensation Committee reviews:

•	the accomplishments during the year;

•	why certain objectives were not met or certain actions were not undertaken; and

•	additional initiatives undertaken by management, which were not contemplated in the initial objectives.

Accordingly, annual incentive awards are determined based on the Compensation Committee’s:

•	assessment of management’s decisions and actions and how those decisions and actions align with the Corporation’s long-term strategy of value creation and how management considered the risks associated with such decisions; and

•	determination of whether any objectives were not met because management made decisions in the best long-term interests of the Corporation or due to factors outside of management’s control.

In 2017, the Compensation Committee approved an amendment to Mr. Flatt’s compensation structure which eliminated Mr. Flatt’s Bonus and incorporated this value into his long term incentive award, further reinforcing a focus on long-term decision-making. In addition, given the Corporation’s view that a team-based approach is fundamental to meeting its long-term objectives, the Bonus awards for the Named Executive Officers tend to be similar in amount and typically do not fluctuate significantly from year to year.

For other executives, the incentive award is based more on the performance of the individual executive (as measured by the achievement of specific objectives) and less on collective performance.

Long-Term Share Ownership Awards

The Corporation’s long-term share ownership plans are intended to:

•	Encourage share ownership;

•	Increase executives’ interest in the success of the Corporation;

•	Encourage executives to remain with the Corporation as a result of the delayed vesting of awards; and

•	Attract new members of management by remaining competitive in terms of total compensation arrangements.

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The Corporation has three types of Long-Term Share Ownership Plans. Awards are made under the following plans:

Award	Key Terms	Basis for Award
Option Plan

2009, 2012 and 2016 Management Share Option Plans (collectively, the “MSOPs”) (a)

Options to purchase Class A Shares (“options”) which are settled in Class A Shares

The MSOPs are administered by the Board and described in detail under “Security-Based Compensation Arrangements” on pages 62 to 65 of this Circular

•   10 year term

•   Each award vests 20% per year over five years in arrears

•   No entitlement to dividends

•   Exercise price based on:

(i) the closing price of a Class A Share on the last trading day prior to the award or

(ii)  the volume-weighted average price of a Class A Share for the five business days following the end of the blackout period, if the award is made during a blackout period

•   Generally granted in the first quarter of each year as part of the annual compensation review (b):

•   Number of options is determined based on executive’s level of responsibility and performance

•   Consideration is given to the number and value of previous option awards

•   Also granted:

•   From time to time as special awards to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

•   In certain circumstances, to executives commencing employment with the Corporation

•   The CEO recommends all awards to the Compensation Committee

•   The Compensation Committee recommends the award for the CEO

•   The Board, at the recommendation of the Compensation Committee, approves all awards

2017 Awards

In 2017, the Corporation granted a total of 6,331,000 options under the MSOPs, representing approximately 0.6% of the Corporation’s Class A Shares on a fully diluted basis (0.5% in 2016 and 0.6% in 2015).

In total during 2017, 7.0 million options with an aggregate in-the-money value of $160 million were disposed of or exercised. The options disposed of or exercised during 2017 by the Named Executive Officers and members of the Executive Committee were outstanding for approximately nine years on average. The length of time options are held by executives demonstrates an alignment of interests with shareholders.

The Deferred Share Unit Plan (“DSUP”)

Deferred Share Unit Plan

Settled by a cash payment equal to the value of the Corporation’s Class A Shares

•   Vesting period over five years in arrears

•   DSUs awarded in lieu of an annual cash bonus vest immediately

•   Only redeemed for cash upon cessation of employment through retirement, resignation, termination or death

•   Dividends are received in the form of additional DSUs

•   Annual cash bonus taken in the form of DSUs at the executive’s election

•   A mandatory deferral of a cash bonus in certain businesses

•   Special awards are also granted to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

2017 Awards

In 2017, the Corporation awarded a total of 259,268 DSUs in lieu of cash bonuses. On June 22, 2017, when the Corporation spun off TSU, it paid a special dividend of one TSU share for every 170 Class A Shares held. In recognition of the resultant decrease in the intrinsic value of options to purchase Class A Shares issued under the Corporation’s MSOPs and Restricted Share Units, in respect of compensation awarded in prior years, the Board approved a special payment based on the value of the dividend for each option and Restricted Share Unit held by current employees and directors vesting over the period ended December 31, 2019. Senior executives who had previously participated, at their election, in the DSUP received additional DSUs based on the five-day volume-weighted average price of a Class A Share for the period ended June 28, 2017. The total value of the special payment awarded in DSUs was $4.9 million. In respect of the TSU dividend, the Corporation awarded a total of 0.1 million DSUs.

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Award	Key Terms	Basis for Award
Restricted Stock Plans Restricted Stock Plan Class A Shares purchased on the open market subject to certain restrictions (“Restricted Shares”)

•   Vesting period over five years

•   Restricted Shares awarded in lieu of an annual cash bonus vest immediately

•   Vested and unvested Restricted Shares must be held until the vesting date (or in certain jurisdictions, until the fifth anniversary of the award date)

•   Dividends are received in the form of cash, unless otherwise elected

•   Annual cash bonus taken in the form of Restricted Shares at the executive’s election

•   A mandatory deferral of a cash bonus in certain businesses

•   Special awards are also granted to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

•   Occasionally awarded as long-term incentives

2017 Awards

In 2017, the Corporation granted a total of 760,753 Restricted Shares.

Escrowed Stock Plan

Non-Voting common shares (“Escrowed Shares”) of one or more private companies (each, an “Escrowed Company”). Each Escrowed Company is capitalized with common shares and preferred shares issued to the Corporation for cash proceeds. Each Escrowed Company uses its cash resources to directly or indirectly purchase Class A Shares of the Corporation on the open market. Regular dividends paid to each Escrowed Company on the Class A Shares acquired by the Escrowed Company will be used to pay dividends on the preferred shares which are held by the Corporation.

•   Typically vest 20% each year commencing on the first anniversary of the date of the award

•   Must generally be held until the fifth anniversary of the award date

•   Right to exchange Escrowed Shares for Class A Shares issued from treasury no later than the 10th anniversary of the award date

•   The Class A Shares acquired by an Escrowed Company will not be voted

•   The Class A Shares acquired by the Escrowed Companies are purchased in the open market, thereby limiting dilution for shareholders

•   Generally awarded in the first quarter of each year as part of the annual compensation review and only to certain members of the Executive Committee (a)

•   The CEO recommends all awards to the Compensation Committee

•   The Compensation Committee recommends the award for the CEO

•   The Board, at the recommendation of the Compensation Committee, approves all awards

2017 Awards

In 2017, the Corporation granted a total of 3.8 million Escrowed Shares and 44,746 Class A Shares were issued under the Escrowed Stock Plan.

(a)	In certain jurisdictions outside of North America, options are awarded under the Global Management Option Plan (“GMOP”). The terms and conditions of this plan are identical to the MSOPs with the exception that these options are settled by a cash payment equal to the increase in the value of the Corporation’s Class A Shares. In 2017, 12,600 options were granted under the GMOP, and there were 665,600 options exercised thereunder.
(b)	For corporate executives, the annual long-term incentive award is typically in the form of options, Escrowed Shares or occasionally Restricted Shares. The number of options, Escrowed Shares or Restricted Shares awarded is dependent on the executive’s annual target (the “Target”). The Target is a function of the executive’s role, level and contribution. Accordingly, an individual’s Target typically increases over time. The number of options or Escrowed Shares awarded to an executive is calculated as (i) the Target divided by (ii) the price of the Class A Share at the time the award is determined. In certain circumstances, awards in excess of the Target are granted to executives who have taken on additional responsibility, or who have consistently performed at a high level.

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Termination and Change of Control Provisions

As a general practice, the Corporation does not provide contractual termination or post-termination payments or change of control arrangements to employees. Specifically, the Corporation has not entered into contractual termination, post-termination or change of control arrangements, employment contracts or golden parachutes with any of its Named Executive Officers.

The following table provides a summary of the termination provisions in the Corporation’s Long-Term Share Ownership Plans. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment. Exceptions are approved by the Chair of the Compensation Committee or the Board, depending on the circumstances.

Long-Term Share Ownership Plan Termination Provisions (a)

Termination Event	DSUs	Options	Restricted Shares / Escrowed Shares
Retirement (as determined at the discretion of the Board)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon the date of termination, unvested options are cancelled and vested options continue to be exercisable for 60 days (b) from the termination date, after which unexercised options are cancelled immediately.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	Upon date of termination, all vested and unvested options are cancelled.	Upon date of termination, all vested and unvested shares are forfeited.

Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.

Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death (b) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period. Unvested shares are forfeited.

(a)	This table represents a summary of the termination provisions in the Long-Term Share Ownership Plans provided by the Corporation and should not be construed as the complete terms.
(b)	Up to but not beyond the expiry date of options.

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Incentive and Equity-Based Compensation Policies and Guidelines

The Corporation has established a number of policies and guidelines in order to reinforce the importance of equity ownership over the long-term. Details of these policies and guidelines follow.

Share Ownership Guidelines

The 18 members of the Executive Committee, which includes the Named Executive Officers, are required to hold Class A Shares, DSUs, Restricted Shares or other equity securities that own underlying Class A Shares with a value equal to five times Base Salary, based on the market value of the securities held, and which must be attained within five years of being designated as a member of the Executive Committee. As at May 1, 2018, 16 members of the Executive Committee, including all of the Named Executive Officers, met the share ownership requirement. The remaining members of the Executive Committee are on track to fulfill the ownership requirement by December 31, 2022, within five years of joining the Executive Committee.

Option Exercise Hold Periods During and Post-Employment

In order to minimize any possibility of executives opportunistically exercising options and selling the securities received at an inappropriate time, and to require share ownership post-employment, members of the Executive Committee are required to continue to hold, for at least one year, interest in Class A Shares equal to any net after-tax cash proceeds realized from the exercise of options.

Reimbursement of Incentive and Equity-Based Compensation (Clawback)

Members of the Executive Committee may be required to pay to the Corporation an amount equal to some or all of any incentive or equity-based compensation and the profits realized from the sale of securities of the Corporation in the event of a significant restatement of the financial statements or if they engage in conduct which the Board determines is materially detrimental to the Corporation. The amount, if any, will be determined by the Compensation Committee which will recommend appropriate action to the Board and will take appropriate steps to ensure the amount is recovered. In the case of a significant restatement of financial results, the CEO and the CFO may be required to make such a payment. In order to protect the Corporation’s reputation and competitive ability, all members of the Executive Committee may be required to make such a payment if they engage in conduct that is materially detrimental to the Corporation during or after the cessation of their employment with the Corporation. Detrimental conduct includes fraud, theft and embezzlement. It also includes activities following the executive’s departure; for example, participating in transactions involving the Corporation and its clients which were underway or contemplated at the time of termination, soliciting clients or employees, disclosing confidential information or making inappropriate or defamatory comments about the Corporation or its clients. This policy relates to any compensation or benefits received in the period two years prior to the event giving rise to the claim and includes both monetary payments and shares or cash received from the exercise of options or the redemption of any other awards received under the Corporation’s long-term share ownership plans. This includes all plans under which awards are currently being made (DSUs, Escrowed Shares and Restricted Shares) or any plans which are no longer operating but still have outstanding awards (RSUs).

Hedging of Economic Risks for Personal Equity Ownership

All executives and directors are prohibited from entering into transactions that have the effect of hedging the economic value of any direct or indirect interests by the executive or director in Class A Shares, including their participation in Long-Term Share Ownership Plans, unless such transactions are executed and disclosed in full compliance with all applicable regulations and have been previously approved by the CFO and CEO and, if appropriate, the Compensation Committee. To date, no executive or director has hedged the economic value of their direct or indirect interests.

2017 Compensation Decisions

The Board has charged Mr. Flatt and his management team to expand the global asset management business in a manner consistent with the creation of shareholder value over the long term. Mr. Flatt’s personal performance, as well as the performance of the Executive Committee, is reviewed each year by the Board and the Compensation Committee in relation to operational results, the achievement of other objectives set out at the beginning of the year related to the implementation of the long-term business strategy and other accomplishments.

Each year, the CEO presents an annual business plan to the Board. The plan incorporates both short-term and long-term growth objectives. This annual business plan sets out the strategic direction of the Corporation, together with specific operational targets and objectives related to the implementation of the Corporation’s long-term business strategy. The targets and objectives are aggressive and, given the opportunistic and entrepreneurial nature of the organization, provide the Board with examples of various transactions and initiatives that management believes will create shareholder value over the long-term.

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Mr. Flatt’s personal performance, as well as the performance of the Executive Committee, is reviewed each year and compared with the Corporation’s operational results and the achievement of the strategic objectives set out at the beginning of the year. The determination of annual incentive awards and long-term ownership awards is not formulaic but instead is entirely based on the Board’s assessment of the specific actions taken during the year by the team to implement the Corporation’s strategic plans and any amendments to the plans, all in the context of long-term value creation, and other actions taken in response to unforeseen developments during the year.

Information Reviewed by the Compensation Committee

In February 2018, the Compensation Committee received a report detailing the compensation arrangements for each member of the Executive Committee, including the Named Executive Officers. The report, which was prepared by the CEO, summarized the total 2017 compensation, including proposed annual incentive awards and Long-Term Share Ownership Plan awards as well as the proposed 2018 Base Salaries. The report also presented a wealth accumulation analysis, including the “in-the-money” value of vested and unvested Long-Term Share Ownership Plan awards previously granted and the options exercised during the year for each member of the Executive Committee, including the Named Executive Officers.

The report included an analysis of the expected value of 2017 compensation awards to Named Executive Officers that would be paid under various performance results. The Compensation Committee determined that the resulting compensation was reasonable and appropriate based on the performance of the Corporation’s Class A Shares over a 10-year period.

The extent of equity ownership by all executives is an important consideration for the Compensation Committee. It demonstrates the extent to which executives will benefit from, and will be motivated to achieve, the long-term enhancement of shareholder value. Accordingly, the report also contained an analysis of equity ownership by senior executives including Class A Shares held directly and indirectly as well as through Long-Term Share Ownership Plans, along with a summary of the tenure with the organization of each member of the Executive Committee. The Compensation Committee determined that the significant level of equity ownership of members of the Executive Committee creates an alignment of interests to enhance shareholder value over the longer term.

In addition, the report contained a summary of regular and special option awards to all executives as recommended by the Executive Committee. The Compensation Committee has determined that these arrangements are reasonable and appropriate.

2017 Performance

The Compensation Committee considered the significant achievements by the Corporation in 2017 as outlined on page 43 of this Circular.

2017 Incentive Awards

After considering these achievements, the Compensation Committee determined that management had advanced the long-term business strategy in a manner consistent with the creation of shareholder value over the longer term. Accordingly, the annual and long-term incentive awards for 2017 were as follows:

Named Executive Officer	Annual Incentive	Long-Term Incentive Value
J. Bruce Flatt (a)	$0	$6,052,500
Brian D. Lawson (b)	$462,660	$2,017,500
Brian W. Kingston	$750,000	$4,842,000
Cyrus Madon (b)	$462,660	$5,380,000
Samuel J.B. Pollock (b)	$462,660	$4,573,000

(a)	Mr. Flatt is not eligible for an annual incentive. His compensation consists of a Base Salary and an award under one of the Corporation’s long-term share ownership plans. In 2017, the Compensation Committee approved the award of Escrowed Shares in lieu of cash for Mr. Flatt’s annual incentive.
(b)	Messrs. Lawson, Madon and Pollock elected to receive 100% of their annual incentive in the form of DSUs.

The Committee considered these awards to be aligned with the compensation approach of rewarding long-term value creation and consistent with the Corporation’s compensation philosophy of providing a significant portion of executive compensation in the form of long-term equity-based awards.

The Canadian Named Executive Officers also received an annual contribution to a retirement savings plan based on a percentage of Base Salary, which for 2017 was 4.5% of Base Salary for Messrs. Lawson, Madon and Pollock, subject to the annual RRSP contribution limit established by the Canada Revenue Agency. Mr. Flatt also receives an annual contribution under the U.K. plan equivalent to 5% of Base Salary. The Named Executive Officers’ participation in these retirement savings plans is on the same basis

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as all other employees of the Corporation subject to geographic and market differentials, and they do not have any entitlement to future pension benefits or other post-employment benefits from the Corporation. As a result, the Corporation has no post-employment obligation to provide pension, medical or other employee benefits to the Named Executive Officers.

Details of the components of the compensation paid to Mr. Flatt and the other Named Executive Officers for 2015, 2016 and 2017 are set out in the Summary Compensation Table on page 59 of this Circular.

Compensation Committee Governance

Compensation Committee Members and Expertise

Diana Taylor (Chair) was appointed to the Compensation Committee on May 6, 2015 and was then appointed as Chair of the Compensation Committee on November 5, 2015. Marcel Coutu was appointed to the Compensation Committee on August 7, 2014. Maureen Kempston Darkes was appointed to the Compensation Committee on November 5, 2015. Each of the three members of the Compensation Committee is independent and has experience in private-sector compensation, with all three having experience sitting on compensation committees of other public companies. The Board believes that the Compensation Committee collectively has the knowledge, skills, experience and background required to fulfill its mandate.

Compensation Committee Mandate

The Compensation Committee has a specific written mandate to review and approve compensation for senior management. This includes an annual evaluation of the performance of the Named Executive Officers and other members of the Executive Committee. The Compensation Committee makes recommendations to the Board with respect to the compensation of the Named Executive Officers and the Board gives final approval on compensation matters.

The Compensation Committee meets as required, and at least annually, to monitor and review management compensation policies, management succession planning, diversity and the overall composition and quality of the Corporation’s management resources. The Compensation Committee met two times in 2017 and has met once to date in 2018. None of the recommendations of the Compensation Committee have been rejected or modified by the Board during 2017 or 2018 to date.

Benchmarking Executive Compensation and Compensation Peer Group

Salary and short-term incentives are elements of compensation that can be easily benchmarked; however, long-term incentives are more difficult to benchmark since their value is dependent on the underlying assumptions used by each organization and may not be consistent across organizations. Since long-term incentives are a significant focus of the Corporation’s incentive programs, the Compensation Committee has not defined a peer group or benchmarked Named Executive Officer compensation against a peer group. The Compensation Committee believes that the Corporation’s current compensation policies have assisted in attracting and retaining top talent and encouraging executives to assess the risks related to their decisions and actions, and minimizing the ability of executives to benefit from taking risks that increase the performance of the Corporation in the short-term at the expense of long-term value. The Compensation Committee also believes that the Corporation’s current compensation policies meet the Corporation’s other objectives, as described under “Compensation Philosophy” on page 46 of this Circular.

Independent Compensation Advisors

The Compensation Committee has the authority to retain independent compensation advisors, but did not do so in 2017. If the Compensation Committee engages outside compensation advisors in the future, it will take appropriate steps to ensure they are independent from, and provide no other services to the Corporation or its management.

Succession Planning

Each year the Compensation Committee determines whether there are suitable succession candidates for the Executive Committee, including the CEO and other Named Executive Officers. Specifically, the Compensation Committee is provided with a list of potential leadership candidates and reviews the performance, skills, current responsibilities and plans for their continued development. In addition, the Compensation Committee spends time each year with management reviewing the performance and development of junior executives. The Compensation Committee believes that this review is important for succession planning purposes and for the compensation awarding process. The Corporation has a long history of developing executives from within rather than hiring externally and the awarding of long-term incentives is an important component of rewarding and retaining these executives.

Gender Diversity

The Corporation is committed to workplace diversity; both cultural and gender diversity are important to the Corporation’s long-term success and the Corporation actively supports the development and advancement of a diverse group of employees capable of

2018 MANAGEMENT INFORMATION CIRCULAR / 55

achieving executive officer positions. Executive officer appointments are solely based on merit, and not on other factors because management and the Board believe that merit should be the guiding factor in determining whether a particular candidate could bring value to the Corporation. As such, the Board has not adopted formal targets for female representation in executive positions. However, a cornerstone of the Corporation’s succession planning process is a tailored approach to the development and advancement of employees capable of achieving executive officer positions. This tailored approach to developing executives starts with identifying individuals who demonstrate the skills and attributes required to achieve executive officer positions within the Corporation. The progress of these individuals is reviewed annually in order to ensure that each individual is being provided opportunities to achieve their potential. Development opportunities include exposure to a new competency or skill, a transfer between business units, a relocation, a role expansion or some other stretch opportunity. Tailoring the development plan for each individual permits the Corporation to consider the needs of the individual, including considerations that are gender-based. While the Corporation has not adopted formal targets for female representation in executive officer positions, management and the Committee actively monitor the percentage of females identified as capable of achieving executive officer positions in aggregate, by business unit and by geography. In 2017, approximately 30% of the individuals identified as executive officer candidates are female. Management and the Compensation Committee review annually the type of development opportunities provided to these candidates to ensure there is no gender bias and to ensure the Corporation continues to increase its female representation in senior management positions. In addition, management and the Compensation Committee review the compensation for these executive officer candidates.

At present, there are 131 women in leadership positions (vice president or higher) within the Corporation, representing approximately 30% of all employees in leadership positions. Further, 11% of the senior management positions (Managing Director or higher) are held by females. There is one female on the Corporation’s 18 member Executive Committee.

Compensation Related Risk

Annually, the Compensation Committee reviews the Corporation’s compensation approach, policies and practices as well as the Corporation’s incentive plans at the corporate level and within its business units.

The Compensation Committee also reviews the terms and conditions of the Long-Term Share Ownership Plans, as well as any proposed amendments, and considers the appropriateness and effectiveness of the plans in the context of current compensation practices, regulatory changes and the Corporation’s objectives. The Compensation Committee receives an overview of the financial arrangements entered into by the Corporation to hedge the impact on the Corporation of future increases in the market price of its Class A Shares against the liability incurred under the Corporation’s DSUP and Restricted Share Unit Plan. The Committee has determined that the plans are appropriate and effective.

The Compensation Committee reviewed the Corporation’s compensation policies and practices, including the design of the

Corporation’s incentive plans to ensure that they:

•	encourage executives to consider the risks associated with their decisions and actions; and

•	do not result in the probability that excessive payouts will be made before the outcome of risks are known.

This review separately considered businesses that deploy capital (e.g. private fund business) and businesses that do not deploy capital (e.g. fee for service business) since the compensation risks associated with these businesses are different.

The Compensation Committee reported the results of its review to the Board on December 5, 2017. The Compensation Committee did not identify any risks which are reasonably likely to have a material adverse effect on the Corporation. It was concluded that the Corporation’s compensation approach, policies and practices for its executives at the corporate level and within its business units appropriately:

•	encourage management to consider the risks associated with their decisions;

•	minimize management’s ability to benefit from taking risks that increase performance in the short-term at the expense of long-term value creation;

•	hold management accountable for their decisions both during employment with and post-departure from the Corporation; and

•	provide discretion to the Compensation Committee, where appropriate, to prevent unintended consequences which either unduly benefit or penalize management.

In reaching their conclusion, the Compensation Committee considered the following:

•	the emphasis on long-term compensation for executives in businesses that allocate capital including five-year vesting periods and the forfeiture terms related to departure;

56 / BROOKFIELD ASSET MANAGEMENT INC.

•	the fact that the design of incentive arrangements for businesses that deploy capital considers the additional risk relative to businesses that do not deploy capital;

•	the direct link between the payout to the executive and the performance of the businesses; and

•	the timing of payouts to the Named Executive Officers are delayed until their business performance is substantially realized and risk outcomes are determined.

The Compensation Committee also reported that the compensation arrangements for the Named Executive Officers are consistent with the objectives of the Corporation’s compensation program as outlined under “Compensation Philosophy” on page 46 of this Circular, support the creation of shareholder value over the longer term, as well as the attraction and retention of executives who make decisions with a long-term view, and encourage an assessment of risk related to the decisions made and actions taken. The following practices related to the compensation of the Executive Committee support this conclusion:

•	the highest percentage of total annual compensation is granted as Long-Term Share Ownership Plan awards which vest over five years with overlapping vesting periods;

•	the significant level of equity ownership by management;

•	the significant level of reinvestment of annual incentives into Restricted Shares of the Corporation which must be held for five years or DSUs which are not redeemable until retirement, death or termination of employment, which ensures that management remain exposed to the long-term risks associated with their decision-making;

•	the fact that options are held well beyond their vesting period and generally until close to their expiry date. The options exercised in 2017 by members of the Executive Committee (including the Named Executive Officers) were held for almost nine years on average; and

•	the length of tenure of management with the Corporation.

Conclusion

The Compensation Committee is satisfied that Brookfield’s compensation philosophy, policies and practices support the Corporation in achieving its long-term strategic objectives and are effective in attracting and retaining executives who make decisions that are aligned with these strategic objectives. The Compensation Committee is satisfied that the compensation practices of the Corporation (i) reward executives for performance over the long-term in a manner that places an appropriate emphasis on risk management, does not encourage executives to take inappropriate or excessive risks, and encourages, and appropriately matches rewards with, long-term value creation, (ii) are simple and transparent, (iii) encourage executives to build equity and align their interests with those of shareholders in a meaningful way, (iv) do not provide for excessive termination or change in control benefits, and (v) support effective succession planning.

On behalf of the Compensation Committee:

• D.L. Taylor – Chair	• M.R. Coutu	• M. Kempston Darkes

2018 MANAGEMENT INFORMATION CIRCULAR / 57

Class A Share Performance Graphs

The graphs below detail the share performance of the Corporation’s Class A Shares on the TSX and NYSE.

The total return on the NYSE for the period from January 1, 2013 to December 31, 2017 has been 137%. During this same time period, total compensation, as defined and calculated on the Summary Compensation Table, for the current named executive officers has increased by 8%.

TSX (Symbol: BAM.A)

The following shows the cumulative total shareholder return for the Corporation’s Class A Shares (assuming reinvestment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the S&P/TSX Composite Total Return Index.

Five-Year Cumulative Total Return on C$100 Investment Assuming Dividends are Reinvested

December 31, 2012 – December 31, 2017

	2012	2013	2014	2015	2016	2017
Class A Shares (BAM.A)	100.0	136.5	195.8	223.4	249.7	318.1
S&P/TSX Composite Total Return Index	100.0	113.0	124.9	114.5	138.6	151.2

NYSE (Symbol: BAM)

The following shows the cumulative total shareholder return for the Corporation’s Class A Shares (assuming reinvestment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the NYSE Composite Total Return Index.

Five-Year Cumulative Total Return on US$100 Investment Assuming Dividends are Reinvested

December 31, 2012 – December 31, 2017

	2012	2013	2014	2015	2016	2017
Class A Shares (BAM)	100.0	123.4	161.8	154.8	174.9	237.0
NYSE Composite Total Return Index	100.0	126.4	135.1	129.7	145.4	172.8

58 / BROOKFIELD ASSET MANAGEMENT INC.

Compensation of Named Executive Officers

The table that follows sets out the compensation paid to the Named Executive Officers for the years ended December 31, 2017, 2016 and 2015. Mr. Flatt and Mr. Kingston are remunerated in U.S. dollars. Messrs. Lawson, Madon and Pollock are remunerated in Canadian dollars. In order to provide for comparability with the Corporation’s financial statements, which are reported in U.S. dollars, all Canadian dollar compensation amounts in this Circular have been converted to U.S. dollars at an exchange rate of C$1.00 = US$0.7711, which was the average exchange rate for 2017 as reported by Bloomberg, unless otherwise noted.

Summary Compensation Table

			Annual Incentive (a)
Name and Principal Position	Year	Annual Base Salary ($)	Cash ($)	DSUs (b) ($)	Escrowed Shares / Options (c) ($)	All Other Compensation (d) (e) ($)	Total Compensation ($)
J. Bruce Flatt	2017	750,000	—	—	6,052,500	37,500	6,840,000
Senior Managing Partner and CEO	2016	600,000	—	600,000	3,444,000	19,563	4,663,563
	2015	600,000	—	600,000	4,749,991	19,224	5,969,215

Brian D. Lawson	2017	462,660	—	462,660	2,017,500	26,712	2,969,532
Senior Managing Partner and CFO	2016	462,660	—	462,660	1,230,000	21,024	2,176,344
	2015	462,660	—	462,660	2,251,369	20,646	3,197,335

Brian W. Kingston	2017	750,000	750,000	—	4,842,000	—	6,342,000
Senior Managing Partner	2016	700,000	700,000	—	2,952,000	—	4,352,000
	2015	700,000	700,000	—	3,703,000	—	5,103,000

Cyrus Madon	2017	462,660	—	462,660	5,380,000	26,712	6,332,032
Senior Managing Partner	2016	462,660	—	462,660	2,952,000	21,024	3,898,344
	2015	462,660	462,660	—	3,379,205	20,646	4,325,171

Samuel J.B. Pollock	2017	462,660	—	462,660	4,573,000	26,712	5,525,032
Senior Managing Partner	2016	462,660	—	462,660	2,952,000	21,024	3,898,344
	2015	462,660	—	462,660	3,282,722	20,646	4,228,688

(a)	Beginning in 2017, Mr. Flatt’s compensation consists of salary and Escrowed Shares. Each other Named Executive Officer is awarded an annual incentive which he can elect to receive in cash, DSUs or Restricted Shares. Three of the Named Executive Officers elected to receive the annual incentive in DSUs as outlined on page 54 of this Circular.
(b)	Reflects DSUs issued in lieu of a cash incentive, at the election of the individual. DSU awards in this column for 2017 were awarded effective on February 26, 2018. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.7711. The number of DSUs awarded was based on a price of US$40.3892, the volume-weighted average price of the Class A Shares on the NYSE for the five days preceding the award date.
(c)	The amounts for 2017 reflect annual grants of Escrowed Shares for all five Named Executive Officers. The value awarded under the Escrowed Stock Plan for annual grants is determined by the Board and considers the stock market price of the Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 18.9%, a risk free rate of 2.3% and a dividend yield of 2.1%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and mandatory hold period.
(d)	These amounts include annual retirement savings contributions and participation in the executive medical program.
(e)	The figures in this column do not reflect DSUs or TSU shares awarded in respect of the spin off of TSU on the basis that these awards are in respect of share-based compensation awarded in prior years. On June 22, 2017, when the Corporation spun off TSU, it paid a special dividend of one TSU share for every 170 Class A Shares of the Corporation held. In recognition of the resultant decrease in the intrinsic value of options to purchase Class A Shares issued under the Corporation’s MSOPs and Restricted Share Units, in respect of compensation awarded in prior years, the Board approved a special payment based on the value of the dividend for each option and Restricted Share Unit held. Senior executives, including the Named Executive Officers, received this bonus in the form of additional DSUs based on the five-day volume-weighted average price of the Class A Shares for the period ended June 28, 2017. Participants in the Escrowed Stock Plan, including the Named Executives Officers, were awarded a special dividend in the form of TSU shares. The following table shows the number of DSUs and TSU shares awarded and the total value of the awards.

Name	DSUs (#)	TSU Shares (#)	Value ($)
J. Bruce Flatt	7,244	31,018	945,267
Brian D. Lawson	6,819	14,243	570,977
Brian W. Kingston	17,336	—	679,759
Cyrus Madon	5,355	26,878	782,924
Samuel J.B. Pollock	7,398	24,042	802,598

2018 MANAGEMENT INFORMATION CIRCULAR / 59

Incentive Plan Awards

Four of the Named Executive Officers did not receive any annual cash incentive award in respect of 2017. Beginning in 2017, Mr. Flatt is not eligible for an annual cash incentive award; he receives salary and Escrowed Shares. He is not eligible for an annual cash incentive award. Messrs. Lawson, Pollock and Madon are eligible for an annual incentive but instead elected to receive their entire annual incentive amounts in the form of DSUs. The Corporation has no long-term non-equity incentive plan programs. The following four tables show, for each Named Executive Officer (i) outstanding vested and unvested options and RSU awards at December 31, 2017, (ii) unvested Escrowed Shares, Restricted Shares and DSUs and the market value of vested and unvested Escrowed Shares, Restricted Shares and DSUs at December 31, 2017, and (iii) the value of all option and share-based awards which vested during 2017.

Outstanding Option and Share-Based Awards at December 31, 2017

Options and Restricted Share Units

	Options				Restricted Share Units (RSUs) (a)
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (b) ($)	Option Expiration Date	Market Value of Unexercised Options at December 29, 2017 (c) ($)	Number of Restricted Share Units (#)	Issuance Price (b) ($)	Market Value at December 29, 2017 (c) ($)
J. Bruce Flatt	—	—	—	—	590,625	4.68	22,938,320
Senior Managing	—	—	—	—	678,552	7.09	24,721,163
Partner and CEO	—	—	—	—	405,000	10.83	13,240,775

	—			—	1,674,177		60,900,258

Brian D. Lawson	—	—	—	—	421,875	4.68	16,384,510
Senior Managing	—	—	—	—	678,552	7.09	24,721,163
Partner and CFO	—	—	—	—	405,000	10.83	13,240,775

	—			—	1,505,427		54,346,447

Brian W. Kingston	502,500	9.36	February 25, 2019	17,165,782	—	—	—
Senior Managing	450,000	15.45	March 2, 2020	12,638,970	—	—	—
Partner	525,000	21.74	March 1, 2021	11,445,000	—	—	—
	525,000	20.88	February 28, 2022	11,896,500	—	—	—
	750,000	25.21	February 25, 2023	13,744,950	—	—	—
	750,000	26.77	February 24, 2024	12,579,975	—	—	—
	750,000	36.32	February 23, 2025	5,411,850	—	—	—
	700,000	30.59	February 22, 2026	9,067,870	—	—	—
	600,000	36.88	February 16, 2027	3,994,740	—	—	—

	5,552,500			97,945,637	—		—

Cyrus Madon	300,000	15.45	March 2, 2020	8,425,980	1,400,487	7.09	51,022,834
Senior Managing
Partner

	300,000			8,425,980	1,400,487		51,022,834

Samuel J.B. Pollock	450,000	15.45	March 2, 2020	12,638,970	337,500	4.68	13,107,612
Senior Managing					678,552	7.09	24,721,163
Partner					405,000	10.83	13,240,775

	450,000			12,638,970	1,421,052		51,069,550

(a)	The Restricted Share Unit Plan is no longer active. There have been no awards since 2005. Outstanding awards are redeemable for a cash payment only upon retirement, resignation, termination or death and have no expiration date.
(b)	The option exercise price and the RSU issuance price are in Canadian dollars and are presented in the table converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 29, 2017 of C$1.00 = US$0.7953.
(c)	The market value of the options and the RSUs is the amount by which the closing price of the Corporation’s Class A Shares on December 29, 2017 exceeded the exercise price of the options or the issuance price of the RSUs. All values are calculated using the closing price of a Class A Share on December 29, 2017 on the TSX and on the NYSE, as applicable. The closing price of a Class A Share on the TSX on December 29, 2017 was $43.52 ($54.72 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7953) and $43.54 on the NYSE, as applicable.

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Escrowed Shares, Restricted Shares and Deferred Share Units

	Escrowed Shares			Share-Based Awards (a) Restricted Shares (RSs)			Deferred Share Units (DSUs)
Name	Number of Unvested Escrowed Shares (#)	Market Value of Unvested Escrowed Shares (b) ($)	Market Value of Vested Escrowed Shares (b) ($)	Number of Unvested RSs (#)	Market Value of Unvested RSs (c) ($)	Market Value of Vested RSs (c) ($)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs(c) ($)	Market Value of Vested DSUs (c) ($)
J. Bruce Flatt	700,000	4,660,530	72,596,826	—	—	10,392,689	—	—	40,252,313
Brian D. Lawson	840,000	9,169,730	26,904,937	28,890	1,257,253	23,761,294	—	—	40,977,822
Brian W. Kingston	—	—	—	—	—	—	14,693	639,740	17,770,691
Cyrus Madon (d)	1,720,000	17,998,852	51,774,814	14,404	626,866	10,320,882	—	—	25,213,938
Samuel J.B. Pollock (e)	1,720,000	17,998,852	41,649,957	28,890	1,257,253	23,339,556	—	—	38,051,096

(a)	These values do not include the most recent Escrowed Share, Restricted Share and DSU awards made to the Named Executive Officers on February 26, 2018.
(b)	The value of the Escrowed Shares is equal to the value of the Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.
(c)	Values are calculated using the closing price of a Class A Share on the TSX on December 29, 2017 of $43.52 (C$54.72 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7953) and on the NYSE on December 29, 2017 of $43.54, as applicable.
(d)	The market value of vested DSUs includes $3,120,160 representing the value of Mr. Madon’s vested private equity DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Capital Partners Funds as disclosed in the audited financial statements of the fund.
(e)	The market value of vested DSUs includes $3,924,799 representing the value of Mr. Pollock’s vested infrastructure DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Americas Infrastructure Funds as disclosed in the audited financial statements of the fund.

Option and Share-Based Awards Vested During 2017

	Value Vested During 2017 (a)
Named Executive Officer	Options (b) ($)	DSUs (c) ($)	Restricted Shares ($)	Escrowed Shares ($)
J. Bruce Flatt	—	884,056	—	—
Brian D. Lawson	—	726,320	1,188,241	5,123,469
Brian W. Kingston	5,616,679	965,052	—	—
Cyrus Madon	—	749,554	422,441	6,619,404
Samuel J.B. Pollock	—	889,682	1,188,241	6,371,764

(a)	All values are calculated using the closing price of a Class A Share on the vesting date on the TSX and on the NYSE, as applicable, and converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2017 of C$1.00 = US$0.7711.
(b)	The value represents the amount by which the value of the Corporation’s Class A Shares exceeded the exercise price on the day the options vested.
(c)	Values in this column represent the value of DSUs vested in 2017, including DSUs awarded on February 17, 2017 in lieu of the cash incentive related to performance in 2016.

2018 MANAGEMENT INFORMATION CIRCULAR / 61

Security-Based Compensation Arrangements

The Corporation’s only current security-based compensation arrangements are its MSOPs and its Escrowed Stock Plan.

2007 Management Share Option Plan

The 2007 Management Share Option Plan (the “2007 Plan”) was approved by the Board in February 2007. The 2007 Plan provides for the issuance of 22,500,000 Class A Shares (representing approximately 2.3% of the Corporation’s issued and outstanding Class A Shares), of which options to acquire 4,736,287 Class A Shares (representing approximately 0.5% of the Corporation’s issued and outstanding Class A Shares) had been granted but not yet exercised as at December 31, 2017. Following the approval of the 2012 Plan, as defined below, by the Corporation’s shareholders in May 2012, the Corporation decided not to grant any further options under the 2007 Plan.

2009 Management Share Option Plan

The 2009 Management Share Option Plan (the “2009 Plan”) was approved by the Board in February 2009 and by the holders of Class A Shares at the Annual and Special Meeting of Shareholders held on May 5, 2009. The 2009 Plan provides for the issuance of 22,500,000 Class A Shares, (representing approximately 2.3% of the Corporation’s issued and outstanding Class A Shares), of which options to acquire 11,662,125 Class A Shares (representing approximately 1.2% of the Corporation’s issued and outstanding Class A Shares) had been granted but not yet exercised as at December 31, 2017. Following the approval of the 2016 Plan, as defined below, by the Corporation’s shareholders in June 2016, the Corporation decided not to grant any further options under the 2009 Plan.

2012 Management Share Option Plan

The 2012 Management Share Option Plan (the “2012 Plan”) was approved by the Board in February 2012 and by the holders of Class A Shares at the Annual and Special Meeting of Shareholders held on May 10, 2012. The 2012 Plan provides for the issuance of 22,500,000 Class A Shares representing approximately 2.3% of the Corporation’s issued and outstanding Class A Shares as at December 31, 2017. Options to acquire 21,051,573 Class A Shares have been granted but not exercised and 545,006 options are available for grant, representing approximately 2.1% and 0.01% respectively of the Corporation’s issued and outstanding Class A Shares as at December 31, 2017.

2016 Management Share Option Plan

The 2016 Management Share Option Plan (the “2016 Plan”) was approved by the Board on February 11, 2016 and by the holders of Class A Shares at the Annual and Special Meeting of Shareholders held on June 17, 2016. The 2016 Plan provides for the issuance of 15,000,000 Class A Shares representing approximately 1.5% of the Corporation’s issued and outstanding Class A Shares as at December 31, 2017. Options to acquire 240,000 Class A Shares have been granted but not exercised and 14,760,000 options are available for grant, representing approximately 0.02% and 1.5% respectively of the Corporation’s issued and outstanding Class A Shares as at December 31, 2017.

General Terms of Option Plans

The Board establishes the exercise price of each option at the time it is granted, which may not be less than the closing price of a Class A Share on the last trading day preceding the date of the grant on the NYSE. If options are approved during a blackout period, the effective grant date may not be less than six business days after the blackout ends and the exercise price for the options approved during a blackout period is the volume-weighted average trading price of Class A Shares for the five business days preceding the effective grant date.

The following is a summary of the other key provisions of the 2007 Plan, the 2009 Plan, the 2012 Plan and the 2016 Plan (collectively, the “Option Plans”). Employees, officers and consultants of the Corporation and its affiliates and others designated by the Board are eligible to participate in the Option Plans. Non-employee directors are not eligible to participate in the Option Plans. The number of Class A Shares issuable to insiders at any time, or issued in any one year to insiders, under any of the Corporation’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding shares of this class; and no more than 5% of the issued and outstanding shares may be issued under these arrangements to any one person. The Board determines the vesting period for each option grant, which is normally 20% per year over five years commencing the first year after the grant. The Board also sets the expiry period for each option grant, which may not exceed 10 years, except where the expiry date falls during or shortly after a blackout period, in which case the expiry date is 10 days after the blackout period ends.

The Option Plans set out provisions regarding the exercise and cancellation of options following a change in the employment status of a plan participant. In general, all vested options must be exercised by, and all unvested options are cancelled on, a participant’s termination date, except as follows: in the event of termination by the Corporation for reasons other than cause or due to a continuous

62 / BROOKFIELD ASSET MANAGEMENT INC.

leave of absence as a result of a disability, vested options must be exercised within 60 days following the termination date; in the event of retirement, vested options continue to be exercisable until the applicable expiry date; and in the event of death, all granted options continue to vest and be exercisable for six months following death.

The Option Plans permit participants to exercise vested options in exchange for a number of Class A Shares equivalent in value to (i) the aggregate fair market value of the Class A Shares underlying the options on the exercise date over the aggregate exercise price of the options, less (ii) applicable withholding taxes (only to the extent such taxes have not otherwise been satisfied by the participant). This provides for a reduction in shareholder dilution upon the exercise of options using this feature.

Recent Amendments to the Option Plans

In 2017, the Corporation amended the exercise provisions applicable to participants in Brazil under the Option Plans to comply with applicable laws. This amendment was permitted without shareholder approval pursuant to the amendment provisions of the Option Plans.

Procedure for Amending Option Plans

The Option Plans contain an amending provision setting out the types of amendments which can be approved by the Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of shares issuable under the Option Plans, that lengthens the period of time after a blackout period during which options may be exercised, results in the exercise price being lower than fair market value of a Class A Share at the date of grant, reduces the exercise price, expands insider participation, extends the term of an option beyond its expiry date, adds a provision which results in participants receiving shares for no consideration (other than the 2016 Plan) or other amendments required by law to be approved by shareholders. The 2016 Plan also requires shareholder approval for any amendment which would permit options to be transferable or assignable other than for normal estate planning purposes, any amendment to the amendment provisions, any amendment expanding the categories of eligible participants which may permit the introduction or reintroduction of non-employee directors on a discretionary basis and any amendment to remove or exceed the insider participation limit. Shareholder approval is not required for any amendment to the Option Plans that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favourable tax treatment, that is to the vesting, termination or early termination provisions (provided that the amendment does not entail an extension beyond the expiry period of the options), that adds or modifies a cashless exercise feature that provides for a full deduction of the number of Class A Shares from the Option Plan reserve, and to suspend or terminate an Option Plan.

Other Features of the Option Plans

The Corporation does not provide any financial assistance to plan participants to facilitate the purchase of Class A Shares issued pursuant to the exercise of options under the Option Plans. Options granted under the Option Plans may be assigned by the plan participant to (i) his or her spouse, descendants or any other immediate family member; or (ii) a trust, the beneficiaries of which are one or more of the plan participant and the participant’s spouse, descendants or immediate family members; or (iii) a corporation or limited liability company controlled by the plan participant or by one or more of the participant and the participant’s spouse, and/or the immediate family members, the shares or interests of which are held directly or indirectly by the plan participant, participant’s spouse and/or immediate family members; or (iv) such other transferees for estate planning purposes as may be permitted by the Board in its discretion.

The Board, on the recommendation of the Compensation Committee, approves all option awards. The Compensation Committee recommends the long-term incentive award for the CEO. All other option awards are recommended by the CEO to the Compensation Committee.

The Corporation has established a number of policies related to its long-term share ownership plans, including option exercise hold periods, to reinforce the importance of equity ownership by its senior executives over the longer term. See also “Incentive and Equity-Based Compensation Policies and Guidelines” on page 53 of this Circular.

The Escrowed Stock Plan

The Escrowed Stock Plan was approved by the Board in February 2011 and by holders of Class A Shares at the Annual and Special Meeting of Shareholders held on May 11, 2011. The Escrowed Stock Plan governs the award of Escrowed Shares of one or more Escrowed Company to executives or other individuals designated by the Board. Each Escrowed Company is capitalized with common shares and preferred shares issued to the Corporation for cash proceeds. Each Escrowed Company uses its cash resources to directly or indirectly purchase Class A Shares of the Corporation in the open market. Dividends paid to each Escrowed Company on the Class A Shares acquired by the Escrowed Company will be used to pay dividends on the preferred shares which are held by the Corporation. The Class A Shares acquired by an Escrowed Company will not be voted.

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Except as otherwise determined by the Board, 20% of Escrowed Shares will vest on the first anniversary of the granting of such shares, with an additional 20% vesting on each subsequent anniversary, up to and including the fifth anniversary of the grant of the Escrowed Shares.

On date(s) determined by the holders of the Escrowed Shares that are between five years (or in the case of U.S. participants, one year) and 10 years after the initial grant, the vested Escrowed Shares will be acquired by the Corporation in exchange for the issuance of Class A Shares from treasury, where the value of the Class A Shares being issued is equal to the value of the Escrowed Shares being acquired. The value of the Escrowed Shares will be equal to the increase in value of the Class A Shares held by the Escrowed Company since the grant date of the Escrowed Shares, based on the volume-weighted average price of a Class A Share on the NYSE on the date of the exchange. Participants are not permitted to exchange Escrowed Shares during a blackout period, except with the consent of the Board. Once all participants of an Escrowed Company have elected to exchange their Escrowed Shares, the Escrowed Company will be wound up or merged into the Corporation and under the current terms of the Escrowed Stock Plan, all of the Class A Shares held by the Escrowed Company will be cancelled, resulting in a net reduction in the total number of Class A Shares issued and outstanding. As described under “Amendments to the Escrowed Stock Plan” on page 22 of this Circular, the Board has approved an amendment to the Escrowed Stock Plan which provides that on a wind-up or merger, the Corporation will only be required to cancel that number of Class A Shares held by the Escrowed Company that is equivalent to the number of Class A Shares that have been issued to holders of the Escrowed Shares of the Escrowed Company on exchanges. This will enable (but not require) the Corporation to use the Class A Shares that would have otherwise been cancelled in respect of future awards of Escrowed Shares if the Corporation determines that granting future awards is in its best interests.

A maximum of 9,000,000 Class A Shares may be issued under the Escrowed Stock Plan, representing less than 1% of the Corporation’s issued and outstanding Class A Shares. Under the current terms of the Escrowed Stock Plan, when Class A Shares are issued in exchange for Escrowed Shares, the number of Class A Shares remaining for future issuance under the Escrowed Stock Plan will be reduced. The proposed Second Amendment to the Escrowed Stock Plan provides that on the wind-up or merger of an Escrowed Company, the number of Class A Shares held by the Escrowed Company that are cancelled in respect of Class A Shares previously issued by the Corporation in exchange for Escrowed Shares will be added back to the number of Class A Shares available for future issuance under the Escrowed Stock Plan (see “Amendments to the Escrowed Stock Plan” on pages 22 of this Circular for further details). The current terms of the Escrowed Stock Plan also provide that when Class A Shares are issued in exchange for Escrowed Shares and immediately thereafter the Escrowed Company is wound up or merged into the Corporation and the Class A Shares held by it are cancelled, the number of Class A Shares remaining for future issuance under the Escrowed Stock Plan will not be reduced. 53,012 Class A Shares (representing less than 0.01% of Class A Shares outstanding) have been issued under the Escrowed Stock Plan and 8,946,988 Class A Shares (representing 0.1% of the Corporation’s issued and outstanding Class A Shares) are available for future issuance as at December 31, 2017.

Eligibility for participation in the Escrowed Stock Plan is restricted to designated executives of the Corporation and its affiliates or any other persons designated by the Board. The number of Escrowed Shares to be granted to each participant is determined at the discretion of the Board, on the recommendation of the Compensation Committee. The Compensation Committee recommends the award of Escrowed Shares for the CEO. All other awards of Escrowed Shares are recommended by the CEO to the Compensation Committee. The number of Class A Shares issuable to insiders at any time, or issued in any one year to insiders, under any of the Corporation’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding shares of this class; and no more than 5% of the issued and outstanding shares may be issued under these arrangements to any one person. Aside from transfers to the Corporation (in the case of termination of employment, described in the table under “Termination and Change of Control Provisions” on page 52 of this Circular) or for personal tax planning purposes, transfers of Escrowed Shares are not permitted.

The number of Escrowed Shares granted under the Escrowed Stock Plan annually, expressed as a percentage of the weighted average number of Class A Shares outstanding in the year, was 0.65% in 2015, 0.33% in 2016 and 0.38% in 2017. See also “Dilution of Class A Shares” on page 65 of this Circular for information on the rate of Class A Share issuances under the Escrowed Stock Plan.

Recent and Proposed Amendments to the Escrowed Stock Plan

The Board has approved two amendments to the Escrowed Stock Plan, one of which requires shareholder approval at the meeting. See “Amendments to the Escrowed Stock Plan” on page 22 of this Circular for further details.

Procedure for Amending Escrowed Stock Plan

The Escrowed Stock Plan contains an amending provision setting out the types of amendments which can be approved by the Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of Class A Shares issuable under the Escrowed Stock Plan, expands insider participation, any amendment to the amendment provisions or other amendments required by law to be approved by shareholders. Shareholder approval is not

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required for any amendment to the Escrowed Stock Plan that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favourable tax treatment, that is to vesting provisions, that is to the termination or early termination provisions (provided that the amendment does not entail an extension beyond the tenth anniversary of the award date for any particular Escrowed Company), and to suspend or terminate the Escrowed Stock Plan.

Dilution of Class A Shares

Options Outstanding and Class A Shares issued under the Escrowed Stock Plan as a Percentage of Issued and Outstanding Class A Shares

	2017	2018
2007 Plan	0.5%	0.4%
2009 Plan	1.2%	1.1%
2012 Plan	2.1%	2.1%
2016 Plan	—	0.4%
Escrowed Stock Plan (a)	0.01%	1.3%

(a)	Includes Escrowed Stock Plan Class A Shares that have been issued in connection with this plan. Escrowed Shares awarded are subject to a hold period. Class A Shares issued under this plan are offset by the cancellation of shares acquired in the market as described above.

Securities Authorized for Issue Under Incentive Plans

The following table sets out information on the Corporation’s Option Plans and Escrowed Stock Plan as at December 31, 2017.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders 2016 Plan, 2012 Plan, 2009 Plan and 2007 Plan (a)	37,689,985		$26.39	(b)	15,305,006
Escrowed Stock Plan	3,596,748	(c)		(c)	8,946,988

Total	41,286,733				24,251,994

(a)	Following the approval of the 2012 Plan by the Corporation’s shareholders in May 2012, the Corporation decided that it will not grant any further options under the 2007 Plan. Following the approval of the 2016 Plan by the Corporation’s shareholders in June 2016, the Corporation decided that it will not grant any further options under the 2009 Plan.
(b)	Converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 29, 2017 of C$1.00 = US$0.7953.
(c)	Escrowed Shares awarded are subject to a hold period. This value represents the number of Class A Shares at December 29, 2017 which are no longer subject to the hold period and could be issued under this plan (representing 0.36% of the Corporation’s issued and outstanding Class A Shares). To December 29, 2017, 53,012 Class A Shares have been issued in connection with this plan.

Pension and Retirement Benefits

The Corporation’s Named Executive Officers and its other senior executives do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. Eligible Canadian senior executives receive an annual contribution from the Corporation to their registered retirement savings plans equal to 4.5% of their Base Salary, subject to the annual RRSP contribution limit established by the Canada Revenue Agency. Mr. Flatt also receives an annual contribution under the U.K. plan equivalent to 5% of Base Salary. The Named Executive Officers do not have any entitlement to future pension benefits or other post-employment benefits from the Corporation. The Corporation has not entered into contractual termination, post-termination or change of control arrangements, employment contracts or golden parachutes with any of its Named Executive Officers.

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PART SIX – OTHER INFORMATION

Shareholder Proposal

Brookfield received a shareholder proposal (the “Proposal”) from two institutional shareholders following April 16, 2018, the last day on which shareholder proposals were required to be received for consideration at the meeting. While the Proposal is therefore not part of the formal business of the meeting, we have elected to disclose the Proposal below, including the supporting statement provided to us by the shareholders, in order to address the important topic that it raises.

Shareholder’s Proposed Resolution

Resolved: Shareholders of Brookfield Asset Management Inc. (“Brookfield”) request the Board Management Resources and Compensation Committee prepare a report assessing the feasibility of integrating measures related to workspace sexual misconduct into the performance metrics used to determine incentive compensation paid or awarded to senior executives. For purposes of this proposal, “workplace sexual misconduct” includes sexual harassment, violence and discrimination. The report should omit confidential and proprietary information and should be made available on Brookfield’s website no later than September 30, 2018.

Shareholder’s Supporting Statement

As long-term investors, we believe that senior executive incentive compensation arrangements should reward the creation of sustainable long-term value. To that end, it is important that those arrangements align with company strategy and encourage responsible risk management.

A key risk facing companies is workplace sexual misconduct. Sexual misconduct can have a dramatic financial impact on investors. [A large U.S.-based public company] lost close to $3 billion in market capitalization just days after its CEO was accused of sexual misconduct. Sexual misconduct may reduce productivity, prevent a company from recruiting top talent and increase recruitment and retention costs. Reputational damage can also affect companies through consumer boycotts, such as the [negative social media] campaign that was reinvigorated following a female engineer’s account of [her employer’s (another large U.S.-based company)] weak response [sic] her complaints of serious sexual harassment.

Brookfield’s 2018 code of business conduct and ethics recognizes that “[o]ur success is dependent on establishing a workplace culture free from discrimination, violence, harassment and other negative influences.” The code also states that “directors, officers and employees must ensure that the company is a safe and respectful environment where high value is placed on equity, fairness and dignity.”

We believe that effective implementation of policies like Brookfield’s is critical. A recent report by the Human Resources Professionals Association noted that while 93% of executives at Canadian companies surveyed believe they have a corporate culture that prevents sexual harassment, a different survey found that 33% of female respondents had been harassed. (https://www.thestar.com/news/ canada/2018/04/12/sexual-harassment-in-canadian-workplaces-is-an-epidemic-survey-says.html). That discrepancy suggests a gap between written policies and workplace behavior.

According to Brookfield’s 2017 Management Information Circular, annual incentive awards are based on the Committee’s “assessment of management’s decisions and actions and how those decisions and actions align with the Corporation’s long-term strategy of value creation.” (p.47) Awards under long-term plans are similarly based on assessments of executives’ performance. (p.48) Brookfield’s incentive arrangements are thus sufficiently flexible that executive performance on goals related to reducing sexual misconduct could be incorporated into performance assessments used for incentive pay purposes.

We believe that integrating goals or performance measures related to sexual misconduct, such as meaningful training, would reinforce the importance of creating a “safe and respectful” environment. We urge shareholders to vote for this proposal.

Brookfield’s Approach to a Positive Work Environment

Everyone has the right to work in a safe and respectful environment that is free of violence, harassment and other misconduct, including sexual misconduct. This principle has always been part of our core values at Brookfield and the Code establishes a clear commitment to maintaining a workplace free from these and other negative and destructive influences.

Integrity, fairness and respect are hallmarks of our culture and we are committed to fostering a positive work environment in which there is no tolerance for violence, harassment and other misconduct, including sexual misconduct. We believe that this can be accomplished only when employees recognize a personal responsibility to one another and to the Corporation in taking an active role in achieving a safe and respectful workplace environment. We do not believe that linking this fundamental tenet to a measurement of

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performance – suggesting that a direct monetary amount can be placed on various forms of highly negative behavior for which there can be no tolerance – is the most appropriate method of instilling our culture and values throughout our organization.

It is also very important to note that, as described elsewhere in this Circular, the Compensation Committee maintains a high degree of discretion and an ability to exercise judgment in ensuring that annual compensation reflects the outcome of decisions and actions taken by management, which necessarily includes management’s performance in protecting Brookfield’s culture and fostering a workplace that is free of violence, harassment and other misconduct, including sexual misconduct. As such, management’s effectiveness in this regard is already considered as part of our current incentive award evaluations.

In addition, over the past year Brookfield has taken steps to further articulate our commitment to and expectations for a safe and respectful workplace environment. In 2017, management, with the support of the Board, initiated a process to consolidate a number of our regional policies into a global policy supporting and reinforcing the commitment expressed in the Code of fostering a positive work environment. This Positive Work Environment Policy has been approved by the Board and will be made public on Brookfield’s website prior to the meeting.

Among other things, the Positive Work Environment Policy provides detailed guidance to all employees in fulfilling our collective duty to ensure a safe and respectful workplace environment where high value is placed on integrity, fairness and inclusiveness, as well as the role and responsibilities of senior executives in helping to achieve this objective. In this regard, senior executives are expected to establish a “tone from the top” of no tolerance for workplace misconduct and to promote a culture where employees feel comfortable reporting violence, harassment and other misconduct in the workplace.

The introduction of the Positive Work Environment Policy is being accompanied by additional procedures to support its implementation and promote broad employee awareness. This includes annual certifications by employees and mandatory training for all supervisors, not only senior executives.

We strongly believe that, through the engagement of senior executives and all employees in accordance with the Code and Positive Work Environment Policy, we will most effectively continue to address the fundamental objective of maintaining a safe and respectful workplace environment that is so critical to ensuring sustainable long-term value for shareholders and all of our stakeholders.

Routine Indebtedness of Directors, Officers and Employees

The amount of debt outstanding to the Corporation by current and former directors, officers and employees of the Corporation and its subsidiaries as at May 1, 2018 was $0.8 million, which represented loans made by the Corporation (or its predecessors) in connection with equity ownership interests in the specialty investment funds they manage, and certain other indebtedness. There is no indebtedness to the Corporation by current and former directors, officers or employees of the Corporation in connection with the purchase of securities of the Corporation or any of its associated companies.

Audit Committee

Additional information about the Audit Committee required by Part 5 of NI 52-110, including the Committee’s Charter, can be found in the AIF under the heading “Audit Committee Information,” which is posted on the Corporation’s website, https://bam.brookfield.com under “Notice and Access 2018” and is also filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. A copy of the AIF can also be obtained from the Corporate Secretary of the Corporation as set out below under “Availability of Disclosure Documents” on page 67 of this Circular.

Directors’ and Officers’ Liability Insurance

The Corporation and certain of its associated companies (collectively, the “Organization”) maintain directors’ and officers’ insurance with an aggregate limit of $100 million for claims where an entity within the Organization is obligated and able to indemnify its directors or officers, as well as those claims where an indemnity is not available. There is an additional $50 million of coverage for directors and officers directly for claims where such indemnity is not available. The total limit of $150 million is applied under a shared program for the Organization, and therefore payments made under the program in a given year are deducted from the aggregate insurance coverage available under the program for that year.

Under the directors’ and officers’ insurance program, an entity within the Organization is eligible for reimbursement for indemnity payments made to directors or officers as required or permitted by law, including legal costs arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts for which an entity within the Organization is not permitted to indemnify directors under applicable law, such as acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. Claims by entities within the Organization are subject to a deductible of up to $2.5 million, other than for the

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Corporation itself where the deductible can be up to $5 million. Individual directors and officers do not pay any deductible if it is necessary for them to make a claim directly because they are not indemnified by an entity within the Organization.

The cost of the directors’ and officers’ insurance program is borne by the Organization and is currently $2,163,366 annually, $865,346 of which represents the Corporation’s share of this premium payment.

Normal Course Issuer Bid

Class A Limited Voting Shares

On May 19, 2017, the Corporation renewed its normal course issuer bid for market purchases of its Class A Shares (“Common NCIB”) for a period extending from May 24, 2017 until May 23, 2018, or an earlier date should the Corporation complete its purchases. The Common NCIB allows Brookfield to repurchase, during the period mentioned above, on the TSX, NYSE and any alternative Canadian trading platform, a maximum of 82,965,721 Class A Shares, representing approximately 10% of the public float of the outstanding Class A Shares. All Class A Shares acquired by the Corporation under the Common NCIB are cancelled or purchased by a non-independent trustee pursuant to a long-term incentive plan.

The Common NCIB is in place because the Corporation believes that, from time to time, the trading price of Class A Shares may not fully reflect the underlying value of Brookfield’s business and future business prospects, and in such circumstances acquiring Class A Shares may represent an attractive investment. As at May 1, 2018, the Corporation had purchased 6,123,064 Class A Shares under the Common NCIB at an average price of $40.57. Shareholders may obtain, free of charge, a copy of the notice of intent regarding the Common NCIB, which was approved by the TSX, by writing to the Corporate Secretary of the Corporation at Brookfield Place, Suite 300, 181 Bay Street, P.O. Box 762, Toronto, Ontario M5J 2T3.

Class A Preference Shares

On August 16, 2017, the Corporation renewed its normal course issuer bid for market purchases of the Corporation’s outstanding Class A Preference Shares that are listed on the TSX (“Preferred NCIB”) for a period extending from August 18, 2017 until August 17, 2018, or an earlier date should the Corporation complete its purchases. The Preferred NCIB allows Brookfield to repurchase, during the period mentioned above, on the TSX, a maximum of 10% of the public float of these outstanding Class A Preference Shares. All Class A Preference Shares acquired by the Corporation under the Preferred NCIB are cancelled.

The Preferred NCIB is in place because the Corporation believes that, from time to time, certain Class A Preference Shares may trade in price ranges that do not fully reflect their value, and in such circumstances acquiring Class A Preference Shares may represent an attractive investment. As at May 1, 2018, the Corporation had purchased 34,986 Class A Preference Shares, Series 28 at an average price of C$17.59, 2,587 Class A Preference Shares, Series 30 at an average price of C$24.50, 30,625 Class A Preference Shares, Series 44 at an average price of C$26.31 and 104,210 Class A Preference Shares, Series 46 at an average price of C$26.14 under the Preferred NCIB. Shareholders may obtain, free of charge, a copy of the notice of intent regarding the Preferred NCIB, which was approved by the TSX, by writing to the Corporate Secretary of the Corporation at Brookfield Place, Suite 300, 181 Bay Street, P.O. Box 762, Toronto, Ontario M5J 2T3.

Availability of Disclosure Documents

The Corporation will provide any person or company, upon request in accordance with the directions in the Notice, a copy of this Circular and the Annual Report. Upon request to the Corporate Secretary of the Corporation, the Corporation will provide any person or company the AIF, together with a copy of any document or the pertinent pages of any document incorporated therein by reference; management’s discussion and analysis of financial condition and results of operation from its most recently completed financial year (“MD&A”) and/or the interim financial statements of the Corporation for the periods subsequent to the end of its fiscal year (the “Interim Statements”). Financial information on the Corporation is provided in its comparative annual financial statements and MD&A. Requests for the AIF, MD&A and the Interim Statements can be made to the Corporation by mail at Brookfield Place, Suite 300, 181 Bay Street, P.O. Box 762, Toronto, Ontario M5J 2T3, by telephone at (416) 363-9491, by fax at (416) 365-9642, or by email at enquiries@brookfield.com. All of these documents and additional information related to the Corporation are also available on the Corporation’s website, https://bam.brookfield.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Other Business

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders and Availability of Investor Materials dated April 26, 2018.

Directors’ Approval

The contents and posting of this Circular have been approved by the directors of the Corporation.

Justin B. Beber

Chief Legal Officer and

Corporate Secretary

Toronto, Canada

May 1, 2018

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APPENDIX A – CHARTER OF THE BOARD

1.	Role of the Board

The role of the board of directors (the “Board”) of Brookfield Asset Management Inc. (the “Corporation”) is to oversee, directly and through its committees, the business and affairs of the Corporation, which are conducted by the Corporation’s officers and employees under the direction of the Chief Executive Officer (“CEO”).

2.	Authority and Responsibilities

The Board meets regularly to review reports by management on the Corporation’s performance and other relevant matters of interest. In addition to the general supervision of management, the Board performs the following functions:

(a)	strategic planning – overseeing the strategic-planning process within the Corporation and, at least annually, reviewing, approving and monitoring the strategic plan for the Corporation, including fundamental financial and business strategies and objectives;

(b)	risk assessment – assessing the major risks facing the Corporation and reviewing, approving and monitoring the manner of managing those risks;

(c)	CEO – developing a position description for the CEO including the corporate objectives that the CEO is responsible for meeting, and selecting, evaluating and compensating the CEO;

(d)	officers and senior management – overseeing the selection of corporate officers and the evaluation and compensation of senior management;

(e)	succession planning – monitoring the succession of key members of senior management;

(f)	communications and disclosure policy – adopting a communications and disclosure policy for the Corporation that ensures the timeliness and integrity of communications to shareholders, and establishing suitable mechanisms to receive stakeholder views;

(g)	corporate governance – developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines applicable to the Corporation;

(h)	internal controls – reviewing and monitoring the controls and procedures within the Corporation to maintain its integrity, including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance;

(i)	culture – on an ongoing basis, satisfy itself that the CEO and other executive officers create a culture of compliance throughout the Corporation, including compliance with the Corporation’s Code of Business Conduct and Ethics and its anti-bribery and corruption policies and procedures; and

(j)	whistleblowers – in conjunction with the Audit Committee of the Board, establish whistleblower policies for the Corporation providing employees, officers, directors and other stakeholders, including the public, with the opportunity to raise, anonymously or not, questions, complaints or concerns regarding the Corporation’s practices, including fraud, policy violations, any illegal or unethical conduct, and any accounting, auditing or internal control matters. The Board or a committee thereof will provide oversight over the Corporation’s whistleblower policies and practices to ensure that any questions, complaints or concerns are adequately received, reviewed, investigated, documented and resolved.

3.	Composition and Procedures

(a)	Size of Board and Selection Process – The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and the Board proposes individual nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon compliance with the requirements prescribed by the Business Corporations Act (Ontario) or at the annual meeting itself. The Board also recommends the number of directors on the Board to shareholders for approval. Between annual meetings, the Board may appoint directors to serve until the next annual meeting.

A-1 / BROOKFIELD ASSET MANAGEMENT INC.

(b)	Qualifications – Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. A majority of the directors will be independent and unaffiliated1 directors based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities. The Board has adopted a gender diversity target for the Board that 30% of the Board’s independent directors be women.

(c)	Director Education and Orientation – The Corporation’s management team is responsible for providing an orientation program for new directors in respect of the Corporation and the role and responsibilities of directors. In addition, directors will, as required, receive continuing education about the Corporation to maintain a current understanding of the Corporation’s business and operations.

(d)	Meetings – The Board holds at least four scheduled meetings a year plus one to review the Corporation’s strategic plan, all chaired by the Chair of the Board. The Board is responsible for its agenda. Prior to each Board meeting, the Chair of the Board discusses agenda items for the meeting with the CEO and other members of senior management. Materials for each meeting are distributed to the directors in advance of the meeting. At the conclusion of each Board meeting, the independent and unaffiliated directors meet without any other person present. The Chair of the Board chairs these in-camera sessions.

(e)	Committees – The Board has established the following standing committees to assist it in discharging its responsibilities: Audit, Governance and Nominating, Management Resources and Compensation and Risk Management. Special committees are established, from time to time, to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of their committee. The governing charter of each standing committee is reviewed and approved annually by the Board.

(f)	Evaluation – The Governance and Nominating Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors, and provides a report to the Board on the findings of this process. In addition, each individual director and each committee assesses its own performance annually.

(g)	Compensation – The Governance and Nominating Committee recommends to the Board the compensation for non- management directors (it is the policy of the Corporation that management directors do not receive compensation for their service on the Board). In reviewing the adequacy and form of compensation, the Governance and Nominating Committee seeks to ensure that director compensation reflects the responsibilities and risks involved in being a director of the Corporation and aligns the interests of the directors with the best interests of the Corporation.

(h)	Access to Outside Advisors – The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chair of the Board, retain an outside advisor at the expense of the Corporation.

(i)	Charter of Expectations – The Board has adopted a Charter of Expectations for Directors which outlines the basic duties and responsibilities of directors and the expectations the Corporation places on them in terms of professional and personal competencies, performance, behaviour, share ownership, conflicts of interest and resignation events. Among other things, the Charter of Expectations outlines the role of directors in stakeholder engagement and the requirement of directors to attend Board meetings and review meeting materials in advance.

This Charter of the Board of Directors was reviewed and approved by the Board on March 2, 2018.

[1]	“unaffiliated director” means any director who (a) does not own greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (b) within the last two years has not directly or indirectly (i) been an officer of or employed by the Corporation or any of its respective affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “de minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

2018 MANAGEMENT INFORMATION CIRCULAR / A-2

BROOKFIELD ASSET MANAGEMENT INC.

brookfield.com

NYSE: BAM
TSX: BAM.A
EURONEXT: BAMA

CORPORATE OFFICES

United States	Canada	United Kingdom	Australia
Brookfield Place	Brookfield Place	99 Bishopsgate	Level 22
250 Vesey Street, 15th Floor	181 Bay Street, Suite 300	2nd Floor	135 King Street
New York, NY	Bay Wellington Tower	London EC2M 3XD	Sydney, NSW 2000
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